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OICF/BY: MAC
DAT: 10/12/07

informa

Global Information Specialist

Annual Report and Financial Statements 2006


082-35721
RECEIVED
2007 SEP 18 A 7:21
ARIS
12-31-06



What's Inside

03 Chairman's Statement

04 Financial Highlights

Directors' Report

06 Chief Executive's and Managing Director's Statement

09 Chief Executive's and Managing Director's Review

Business Streams
- 09 Publishing
- 13 Performance Improvement (PI)
- 17 Events

Divisions
- 21 Academic & Scientific
- 25 Professional
- 29 Commercial
- 33 Trading Outlook

36 Financial Review

39 Officers and Advisers

44 Corporate and Risk Information

48 Combined Code Compliance

53 Directors' Remuneration Report

Financial Statements

61 Statement of Directors' Responsibilities

62 Independent Auditors' Report (Group)

63 Consolidated Income Statement

63 Consolidated Statement of Recognised Income and Expense

64 Consolidated Balance Sheet

65 Consolidated Cash Flow Statement

66 Notes to the Consolidated Financial Statements

114 UK GAAP Parent Company Financial Statements

127 Five-Year Summary

128 Legal Notices

Informa provides specialist, high value information to the global Academic & Scientific, Professional, and Commercial markets via Publishing, Performance Improvement and Events.

At the heart of every Informa product and service is research-based, proprietary information for an expert audience. Informa publishes over 2,000 subscription products and services delivered electronically and in hardcopy, and 45,000 books. Each year Informa produces over 10,000 events around the world, powered by a marketing database of over 20 million contacts. Informa's brands include Lloyd's List, Routledge, Taylor & Francis, IIR, IBC, AchieveGlobal, ESI and Euroforum. Informa operates in over 70 countries and employs over 7,500 people.


AGROW
MAGAZINE
GENERICS

Academic & Scientific

Revenue £295.2m

Adjusted operating profit £77.6m

The Academic & Scientific division includes both Scientific & Medical (STM) and Humanities & Social Sciences (HSS) businesses. In 2006 it represented 28% of the revenue and 35% of the adjusted operating profit of Informa. Revenue grew by 13% with proforma[1] growth of 10%. Adjusted operating profit grew by 18% with proforma growth of 15%.

For more details see pages 21 - 23.



Professional

Revenue £372.7m

Adjusted operating profit £75.8m

The Professional division includes the seven Performance Improvement businesses; Financial Data Analysis businesses specialising in data and electronically delivered services to banks and financial institutions; and Finance, Insurance, Law and Tax businesses providing authoritative information through a range of electronic and hard copy publishing and events. In 2006 the division represented 36% of the revenue of Informa and 35% of the adjusted operating profit. Revenue grew by 71% with proforma growth of 12%. Adjusted operating profit grew by 67% with proforma growth of 17%.

For more details see pages 25 - 27.



Commercial

Revenue £371.2m

Adjusted operating profit £65.7m

The Commercial division includes Regional Events which are nationally and regionally focused domestic language based conference businesses and the multi-format, international units Telecoms & Media and Maritime & Commodities. In 2006 the division represented 36% of the revenue of Informa and 30% of the adjusted operating profit. Revenue grew by 48% with proforma growth of 16%. Adjusted operating profit grew by 80% with proforma growth of 38%.

For more details see pages 29 - 31.

[1] Proforma results include IIR Holdings Limited (acquired 6 July 2005) as if it were part of the Informa Group from 1 January 2005.

IMPORTANT: Please note the notices concerning limitations on the liability of Directors under English law and forward-looking statements set out on page 128 of this document.



Chairman's Statement

Informa has demonstrated repeatedly that we are good at M&A. But of the many pleasing aspects of 2006 I am most satisfied by our underlying growth rate. On a proforma basis revenue increased by 13% and adjusted operating profit by 22%. This proves without doubt that we have built a strong engine for organic growth.

Richard Hooper

Your Dividend

12.2p

Total dividend

3.3p

Interim dividend

8.9p

Final dividend

Above:
Chairman
Richard Hooper

Over the last two years Informa has been transformed. Starting with the merger with Taylor & Francis in 2004, followed by the acquisition of IIR in 2005, Informa is now four times the size that it was three years ago.

In 2006, we produced over 2,800 new book titles, 2,000+ subscription products and 10,000+ events. Our marketing database has over 20 million contacts. The IIR acquisition has broadened our geographical reach, particularly in North America which now represents over 38% of our revenue. We have over 7,500 employees and offices in 43 countries.

In last year's report I said that across our 150+ business units we were building an ever more integrated Group underpinned by common goals and shared values that guide us in our interactions with our customers and each other. I think we have achieved that integration. Throughout our Annual Report, you will see full page photographs that are each a visual representation of an Informa value: **I**nnovative, **N**on-bureaucratic, **F**or Profit, **O**pen, **R**ewarding, **M**arket Focused, **A**bout Quality. They were all taken by Informa employees, from around the world, from different businesses, some new to Informa and some who have been with us for decades. Each captures the essence of the value, and each employee explains in their own words what it means to them.

For Peter Rigby, our CEO, and David Gilbertson, our MD, to have integrated three businesses of similar size over the course of two years is an achievement few can rival.

We now have a well balanced portfolio of revenue streams. Publishing, Performance Improvement (PI) and Events all display strong qualities individually. Publishing in Informa is inherently a high margin business with limited cyclical exposure. PI is a durable income stream hedged over many market sectors including both private and public sector. It has high client retention rates and enjoys strong relationships with most of the Fortune 100 companies and many of the multi-national blue-chips. Events is our fastest growth capturer. It is readily scalable. Our best practice blue prints and 20 million strong marketing database mean that we can move quickly when we identify market opportunities.

Taken together we believe these three distinctive revenue streams put us in the enviable position of allowing us to capture growth quickly when economic conditions are strong but will also demonstrate superior defensive qualities during tougher economic periods. It was this confidence in the strength of the business and our independent future that led us to reject the unsolicited bid approach we received from private equity interests in November.

As we move ambitiously into 2007, I believe that we have the portfolio, the people and the passion to produce another strong set of results. I would like to take this opportunity to thank everyone within Informa for their dedication, hard work and commitment in creating this success.

This will be my last statement as your Chairman. After full consultation with our major shareholders, I am delighted to announce the appointment of Peter Rigby as my successor as Chairman, with David Gilbertson becoming Chief Executive effective from 15 May 2007.

In deciding to request that Peter take up the role of Chairman, a step the board recognises runs counter to the recommendations of the Combined Code, we considered the complexity of the Group's global operations, the need for management stability at the top of the Group following three years of fundamental changes and the long-term and proven partnership of Peter and David since 1998.

The Board has also resolved to make certain governance changes (please see Combined Code Compliance report) which include annual re-election of all directors from this year's AGM and the enhancement of the role of Senior Independent Director, Derek Mapp. Next year you will see a statement from Derek in the Annual Report.

I have been closely associated with Informa since 1998 when I joined LLP as a non-executive director. I have been delighted to be a part of such a wonderful growth story. I wish Peter, David, Tony Foye and the rest of Informa all the best in continuing this sterling work during 2007 and beyond.

Richard Hooper
Chairman

Revenue by Division



● Academic & Scientific	28%
○ Professional	36%
● Commercial	36%

Adjusted Operating Profit by Division



● Academic & Scientific	35%
○ Professional	35%
● Commercial	30%

Financial Highlights

- ✓ Revenue up 42% to over £1 billion
- ✓ Adjusted operating profit 49% higher at £219 million
- ✓ Total dividend increases 40%
- ✓ Strong trading across all three divisions (Academic & Scientific, Professional and Commercial) and all three business streams (Publishing, Performance Improvement and Events)
- ✓ Return on IIR acquisition exceeds cost of capital
- ✓ Adjusted operating margin rises above 21%
- ✓ Cash conversion more than 100% of adjusted operating profit
- ✓ Confident of 2007 outlook

	2006 £m	2005 £m	Increase %	Organic[1] %	Proforma[2] %
Revenue	**1,039.1**	729.3	42	8	13
Operating profit	**128.3**	91.4	40		
Adjusted[3] operating profit	**219.1**	147.3	49	13	22
Profit before tax	**86.5**	61.0	42		
Adjusted[3] profit before tax	**178.1**	115.4	54		
Profit for period	**67.8**	10.8	528		
Adjusted[4] profit for period	**132.1**	86.5	53		
Basic earnings per share (p)	**16.0**	2.8	471		
Diluted earnings per share (p)	**15.9**	2.8	468		
Adjusted[4] diluted earnings per share (p)	**31.1**	22.2	40		
Dividend per share (p)	**12.2**	8.7	40		
Cash conversion[5]	**103%**	113%			

1. Adjusted for material acquisitions and effects of changes in foreign currency exchange rates. This excludes the results of IIR for both 2005 and 2006.
2. Proforma results include IIR Holdings Limited (acquired 6 July 2005) as if it were part of the Informa Group from 1 January 2005.
3. Excludes restructuring and reorganisation costs of £7.2m (2005: £8.3m), intangible asset amortisation of £83.1m (2005: £47.6m) and goodwill impairment of £0.5m (2005: £nil).
4. Excludes restructuring and reorganisation costs of £7.2m (2005: £8.3m), intangible asset amortisation of £83.1m (2005: £47.6m), goodwill impairment of £0.5m (2005: £nil) and related tax of £27.3m (2005: tax credit £21.4m).
5. Adjusted cash generated by operations (note 36 of the financial statements) divided by adjusted operating profit.

Revenue by Type



● Events	**39%**
● Performance Improvement	**22%**
● Copy sales	**13%**
○ Subscriptions	**23%**
● Advertising	**3%**

Revenue by Geography



● United Kingdom	**19%**
○ North America	**38%**
● Continental Europe	**27%**
○ Rest of World	**16%**



Chief Executive's and Managing Director's Statement

Above and Right:
Chief Executive Peter Rigby
and Managing Director
David Gilbertson

2006 was our first full year as the new Informa: combining legacy Informa which grew out of IBC and Lloyd's of London Press, Taylor & Francis (the Scientific & Academic publishers) and IIR (the Events and Performance Improvement (PI) experts). We had a very ambitious growth target. And we beat it. Our headline revenue has grown by over 40% and our adjusted operating profits have grown by almost 50%. More telling, in terms of confidence for the future, our proforma revenue increase was 13% and our proforma adjusted operating profit increase was 22%. We believe this is the best measure for the like for like growth achieved in 2006.

This growth shows the strength of our core business and the success of our M&A activity. We are not just bigger because of the corporate development we have undertaken; we are stronger, at once more resilient and more dynamic.

Informa's broad geographical reach creates a natural resilience, allowing us to pursue growth aggressively in strong markets such as Dubai where we have seen excellent operating profit in 2006, with a 74% increase on prior year; and South Africa which in a turnaround situation grew by over 500%, whilst being more cautious in weaker markets such as Denmark and Poland which were flat on prior year.

Our local office structure means that we typically match costs to revenues across geographies mitigating foreign exchange exposure. The impact of currency movement on Informa's 2006 results was minimal, despite the volatility of the dollar.

Informa's extended geographical footprint has also enabled us to grow faster as we leverage our winning brands by rolling them out globally. We have taken our top Large Scale Events (the "must attend" event in a market, which attracts both high delegate numbers and large sponsorship and exhibition revenues) and held regional versions in new territories, particularly in Asian markets.

We carried out an extensive review of the international opportunities for our market-leading PI businesses and are in the process of significantly expanding their international reach. Royalty revenues from PI franchises grew by 25% in 2006, demonstrating strong international demand for their intellectual property. This success reflects the PI companies' proven ability to improve the performance of client business within specific operational disciplines such as communications, customer experience, leadership, project and programme management and sales.

Our strategy is to provide specialist information to niche, targeted communities of interest across multiple media formats. At the heart of all of our businesses and revenue streams is high value, proprietary content. In 2006, our customers paid to receive premium content in books, journals, magazines, newspapers, events, training courses, exhibitions, PI engagements, data feeds, web sites and increasingly through a full range of electronic media.

Informa's publishing revenues are resilient. Our subscription revenues of which 90% now flow from digitally delivered content, renew each year at 90+% and enjoy considerable visibility as subscribers pay up to one year in advance. We are not a B2B publisher dependent upon advertising income, indeed just 3% of our revenues in 2006 came from advertising.

Our events businesses have benefited from a shift away from traditional advertising spend. As advertisers demand more targeted marketing and more measurable response they are increasingly attracted to sponsoring and exhibiting at events. Consequently, our proforma sponsorship and exhibition revenue grew by 41% in 2006.

All our markets saw good growth in 2006. Notably, Telecoms & Media adjusted operating profit grew by 34% and Maritime, Trade & Transport's by 35%. Our newly integrated Life Sciences events businesses grew operating profit by 74%, again demonstrating the benefits of the acquisition synergies.

Across Informa, managers and their teams have seized the opportunities presented by our increased scale and format expertise: implementing best practice from around the world; partnering with sister companies to expand their product ranges and customer base; and reducing costs through shared back offices.

We are proud of the sort of group Informa is – highly entrepreneurial, profit focused, fast and individual yet strong, robust and responsible. It's a combination that we work hard to nurture because we know it sets us apart from our peers.

We are committed to being a responsible employer and to contributing positively to society in all the countries in which we operate. This commitment reflects in various corporate actions ranging from charitable giving to environmental awareness; from the careful use of resources, to the recycling of our materials and to the purchase of fair-trade products in our offices.

Through our conference output we encourage discussion and promote understanding of a range of environmental and social responsibility issues through a host of topic focused events on both national and international scale. These extend from subjects such as climate change, recycling and resource husbandry through crop protection to ethanol and biofuels.

Our publications include a particular focus on the promotion of primary research in science and medicine as publishers of academic journals and reference content. Our electronic information services include the world's largest database of clinical trials, a leading database of drugs under development and the Map of Medicine, a product which enables practicing clinicians to identify disease treatment paths.

Through our Routledge imprint we are also one of the world's leading publishers of humanities and social science journals and books, commissioning and bringing to wider appreciation work from leading authors in fields such as ethnicity, environmental science and ecology, social work and urban studies.

> We set ourselves an ambitious growth target for 2006. We beat it.
>
> **Peter Rigby**
> and
> **David Gilbertson**





Publishing

Unique, proprietary information for academic and business specialists. Subscription based and increasingly electronically delivered, our publishing products deliver high value content to expert audiences.

Left:
Informa value: Innovation
Photograph by: Guy Morris, Senior Administrator, Informa Healthcare

Guy says: "*'Walking to the Sky' celebrates human potential for discovering who we are and reminds me of our ability at Informa to reinvent who we are and where we need to go: not just thinking 'blue sky' but actively pursuing it.*"

Right:
The Atlas of Medieval Europe.
Published by Routledge


Atlas


SCRIP
In This Issue
Europe
Companies
US & World
ATE ECONO
ORIES AND EVIDE
RONALD MACDONAL

Above:
I. The Chinese Lexicon: A Comprehensive Survey. Published by Routledge
II. Primary Science for Teaching Assistants. Published by David Fulton Publishers
III. Scrip: World Pharmaceutical News. Published by Informa Healthcare
IV. Penal Populism. Published by Routledge
V. Exchange Rate Economics: Theories and Evidence. Published by Routledge

Right:
I. Dealing with DNA Evidence: A Legal Guide. Published by Routledge-Cavendish
II. Q&A Family Law 2007-2008. Published by Routledge-Cavendish
III. Je, Tu, Nous: Towards a Culture of Difference. Published by Routledge

Publishing

Publishing constituted 39% of revenue, £409.0m, in 2006. On a proforma basis revenue was up 8% with subscription sales growing by 7%, copy sales by 11% and advertising revenues by 3%.

Subscription revenues made up almost 60% of publishing turnover and continue to produce high operating profit margins, fuelled by market leading positions, strong repeat revenues, brand roll-outs and increased yield and opportunity from electronic delivery.

Sales to corporates in the commercial, professional and pharmaceutical markets produced approximately 60% of the subscription revenues.

In Professional, where legal revenues as a whole grew by 6% and adjusted operating profits by 15%, subscriptions contributed 45% of the divisional expansion. The two main drivers of this growth were bundling formats which created additional value for customers and encouraged take-up of on-line services and sales of multi-user corporate licences with key client firms taking advantage of a greater range of digital services. The launch of Informa Law's on-line service www.ilaw.com was pivotal to these results. Launched in November 2005, i-law brings together the core law report archives and in-depth analysis for the niche markets of shipping, insurance, arbitration, construction and intellectual property law. 2007 will see even greater content depth and functionality, moving it from a research tool to a daily work aid.

Similarly in insurance, in 2006 Informa launched the new on-line service, www.idnewscentre.com. This leverages the leading Insurance Day brand and has created the opportunity to build subscription revenues from multi-user corporate licences. It also reduces the historical reliance in this sector on hard copy advertising revenues whilst opening a new opportunity to grow on-line advertising revenues in 2007.

In the financial sector Informa's strategy to be the market leader in each of its niche sectors and to produce expert proprietary content and then distribute it through multiple delivery vehicles, can be seen in action across the various businesses.

Informa Investment Solutions, the financial and data software provider, successfully completed the integration of the M Solutions business acquired in February 2006. Its PSN investment manager database business and offering is now the market leader, driving increased subscription revenues and key customer usage.

Informa Research Services, the US based financial services research business, benefited from the need for quality content by the growth of electronic delivery vehicles. It increased revenues by leveraging the strength of its premium content to re-sell it to on-line portals.

In March 2006, iMoneyNet, the publishers of the Money Fund Report, released Money Fund Analyser, a browser-based analytical tool designed to help US-based mutual fund companies, banks and insurance companies meet their business goals. It provides 24-hour access to iMoneyNet's entire US money market fund database which includes more than 20 years of historical information on hundreds of data points. By the end of 2006, all but a handful of subscribers had upgraded from the desktop software database application to this new product resulting in a 32% sales increase in this area.

Academic publishing continues to benefit from electronic capabilities both improving revenues and saving costs.

Over 90% of subscriptions to our 1,200+ academic journals are now digitally delivered. Informa launched 60 new journal titles in 2006 and enjoyed revenue increases of circa 8% reflecting content growth and frequency increases in a number of journals, particularly in the humanities and social sciences (HSS) area.

The rise in digital delivery means that new research no longer has to wait for a fixed issue date. On-line updates can be made on a continuous basis adding even greater value and consequently resilience, to the subscriber base and cementing each journal's market leading position.

Informa's 200 years' worth of premium journal content is a treasure trove of authoritative research. In 2006 Informa identified the core subject areas with the greatest archive strength and digitised them. The first four of these electronic archives were on Education; Business Management and Economics; Chemistry; and Physics. They have already produced their first million dollars in incremental revenue in 2006, all with limited associated costs, and 2007 sales are going well. Additional sets will be launched in 2007 focused on Mathematics and History of Science; Geography, Urban Planning, Environment and Sport; Behavioural Sciences and Social Work; and Engineering.

Academic books' focus on e-commerce continued in 2006 with the launch of www.taylorandfrancis.com in May. Market facing brands such as Routledge, have their own direct domains but use the same applications. All orders are consolidated through one server, dramatically improving the business's ability to promote and track sales. The system is updated daily with automatic new content feeds. It is designed so that products and services from bolt-on acquisitions can be added easily. The new functionality in the site has transformed the customer buying experience. It allows the marketing teams to run and monitor intelligent promotions on-line and has consolidated a rather fragmented web presence into a strong, unified brand. On-line sales revenue since launch has increased by 26% compared with prior year.

Increasingly imprints such as Routledge and Garland are adding digital and web support to their academic textbooks. The bestselling The Media Student's Book, used at undergraduate, A Level and FE level was released in March 2006 with a supporting website which included course mapping to individual markets, student production film work, student essays and links to other websites. In its first eight months, the new fourth edition sold five times the number of units sold in the same initial period in its previous edition, reflecting both its loyal customer following and the added attractiveness of full colour illustrations and user-friendly digital support.

This multi-media trend will continue in 2007 with new launches such as Introduction to Global Politics, a textbook which has a supporting website with lecturers' materials, datasets and updates; Psychology of Physical Activity, supported by a website containing lecturer PowerPoints; and Quantitative Data Analysis in Education, also accompanied by a web site that contains educational information materials to download.

Technological advances in printing mean that Informa can now print high quality books on demand at comparable costs to bulk printing. This Print on Demand (POD) capability reduced costs, increased revenue and helped the environment in 2006.

Holding 'virtual stock' rejuvenated back lists, keeping out of print books on sale. Informa was able to produce even more niche, specialist publications and reduce the incidence of stock write-offs by avoiding the need for large print runs. Further savings were made by preparing the texts for POD in India and then using local print suppliers in the UK and US to avoid shipping costs.

POD also reduces Informa's carbon footprint and paper usage. The number of books being printed on demand increased in 2006 to over 9,000. This represents more than 20% of all titles and is being added to at a rate of approximately 300 a month so Informa will enjoy even greater benefits from POD in 2007.

Note: additional information on Publishing results can be found in each of the three divisional reports: A&S, Professional and Commercial.


I
II
III
Je, Tu, Nous



Performance Improvement (PI)

Rigorous, research-based, intellectual property in distinct operational disciplines. Our seven PI businesses drive efficiency and growth by turning proven best practice into workplace habit. Their hands-on application translates into measurable client results.

Left:
Informa value: Non-Bureaucratic
Photograph by: Holly Rowland, Marketing Manager, Forum

Holly says: *"This waterfall photo represents the fact that we strive to be fast moving and nimble. Water carves its own path."*

Right:
An AchieveGlobal customer engagement in action




FORUM
where learning means business
ESI
INTERNATIONAL
an informa business
COMMUNISPOND
achieveglobal
Omega
PERFORMANCE
Huthwaite
ROBBINSGIOIA
I
II
III
IV
V
VI
VII

Performance Improvement

Above:
I. Forum
II. ESI International
III. Communispond
IV. AchieveGlobal
V. Omega
VI. Huthwaite
VII. Robbins-Gioia

PI generated 22% of revenue, £225.8m, in 2006. It achieved proforma revenue growth of 11% and adjusted proforma operating profit growth of 12%.

The PI businesses, working with corporate and government clients to solve business issues in different operational disciplines, continue to experience strong global demand for their products and services. Their ability to drive better results for their clients using tailored intellectual property based learning programmes, coaching and measurement is generating strong repeat business. Each of the seven brands is performing well.

The focus on expanding the US-led PI businesses globally continues to produce promising results with £34m, (15%) of PI revenues, generated from non-US based operations. The wholly owned non-US businesses grew revenue on a proforma basis by 16% in 2006 outstripping the US growth of 10%. Equally encouraging for further international growth, royalty revenues from franchises grew by 25%.

AchieveGlobal (Achieve), one of the larger PI businesses, with 40% of its revenue from outside the US, has more global revenue than any of the other PI businesses. In 2006 Achieve continued to build its international position with the purchase of its Taiwan and Greater China franchise operation.

Achieve's world-wide reach means that it can deliver solutions in a variety of methods and languages. Among the many organisations Achieve has worked with internationally is global printer RR Donnelley whose Achieve solution set was delivered to 1,500 new employees through on-line and classroom programmes in Spanish, Cantonese, Mandarin and English.

Achieve also launched new programmes in its Professional Sales portfolio to great success. Over 5,000 individuals world-wide have already been through the new programmes. This significant investment in new intellectual property was recouped within nine months.

ESI International (ESI), the Project Management specialists and another of the larger PI businesses, also saw good global growth with proforma operating profit from its non US business increasing 28%.

Throughout the year, ESI launched projects aimed at driving additional revenue from its multi-national client base, improving levels of customer service and creating greater collaboration and cooperation within the global account teams. This has resulted in the win of a substantial EMEA account. This leading manufacturer of advanced technology systems for the semi-conductor industry is potentially ESI's largest ever EMEA client and will begin to trade in 2007. Similar team work is driving new opportunities in the Middle East.

Sales, marketing and system integration projects were launched in July 2006 designed to boost the newly acquired Asia business units. These have enabled ESI to secure new revenues for this region and create operational efficiencies resulting in above plan operating profit for the operations in China, Singapore and Hong Kong.

Omega, one of the smaller PI brands, specialising in financial service clients, also produced noteworthy results delivering a 60% increase in proforma operating profit on a 16% jump in global revenue and a nearly 70% increase in average yield per client.

Omega clients include the National Australia Bank (NAB), with whom it has had a relationship for 18 years. NAB is rolling out a comprehensive Omega PI solution – comprised of sales, sales management and coaching components to more than 1,000 bank managers – in an effort to increase its share of the retail banking market through improved branch and regional management practices.

Another key Omega client is Standard Chartered Bank, with whom Omega has worked for more than a decade. Standard Chartered, a global leader in emerging markets, employs Omega's credit skills assessment, training and coaching solutions in over 50 countries across Asia, Africa and Latin America. Each year, more than a 1,000 Standard Chartered Bank employees graduate from Omega programmes. Initially focused on wholesale bank credit applications, the relationship has expanded to encompass the Small and Medium Enterprise sector – a driving force for Standard Chartered's international growth.

Similarly, Barclays, who initially targeted 400 staff members for its Credit Skills Development programme, have to date had more than 1,200 participants in Omega's credit and risk management solutions.

Note: additional information on PI results can be found in the Professional divisional report.

Revenue by Sector



● Finance	16%
● Government	41%
● Professional Services	6%
● Pharmaceutical & Healthcare	5%
○ Manufacturing & Industrial	7%
● Hospitality, Leisure, Retail	3%
● IT & Telecoms	13%
○ Energy, Utilities & Transportation	5%
○ Other (incl. not-for-profit, media, education, consumer)	4%

Below:
I. ESI project management engagement
II. AchieveGlobal Malaysia engagement
III. ESI delivers project management expertise


ESI

I

II

III



Events

Timely, responsive and market focused. From large industry leading events to specialists forums on detailed topics, we devise the products to meet the information and networking needs of more than 200 industry sectors across six continents.

Left:
Informa value: For Profit
Photograph by: Marcelo Toledo,
Communications Adviser, IBC Brazil
Marcelo says: *"We are here to make money, adding value to the world."*



Right:
Colette Leong-Son, Divisional Manager of ICBI, Informa's Large Scale Event specialists, and Peter Rigby, CEO, at the Private Equity Large Scale Event, SuperReturn


ICBI


I
II
III
IV
V

Events

Above:
I. IIR Dubai's Arab Health exhibition
II. Australia's Attorney General Philip Ruddock being interviewed by the media at IIR's 2007 National Security Conference in Sydney
III. Australia's IIR and Informa offices on the way to integration, meeting in the middle of Sydney Harbour Bridge on a charity walk
IV & V. Cityscape: the world's largest international property investment and development event produced by IIR Dubai

Events generated 39% of revenue in 2006 and saw excellent proforma growth of 19%.

The successful integration of IIR; a continued focus on developing Large Scale Events (LSEs), the "must attend" conferences in each sector which combine strong delegate revenues with high margin sponsorship and exhibition income; and leveraging Informa's global footprint, have all contributed to the strong performance.

For example, combining the Informa and IIR events businesses in Australia to create one national business with two market facing brands, drove a 13% increase in proforma revenues and a 21% increase in proforma adjusted operating profit. Average delegates attending IIR branded events in Australia rose by almost 8% as the business took advantage of access to the combined customer and prospect base. Average yield per delegate for the Informa branded events in the country rose by over 9% as they capitalised on the pricing strategy from the IIR model. The accelerated growth opportunities combined with integration synergies to raise margins above 20% in 2006. Much of the margin improvement was achieved through the increased purchasing power of the integrated business and the merger of the back office.

Across Informa, a focus on LSEs and a small number of major exhibitions has improved the quality of earnings of the events portfolio. These events have particular resilience through the cycle as they become the prime meeting place for a specific industry or sector. They attract the best speakers; delegates attend and return to them annually because they provide an opportunity to meet the full marketplace and they are a magnet for sponsors and exhibitors, who recognise a focused opportunity to engage proven purchasers and wish to demonstrate commitment to the sector.

Our largest 200 events contribute more than 40% of our total events turnover. Advantages of scale mean that they enjoy significantly higher margins than our average. They contribute approximately 70% of our events-derived adjusted operating profit. The remainder of the events portfolio while contributing at lower margin, helps ensure we maximise profitable revenue from our structures and cleans and builds our prime asset – our 20 million-strong database. They also allow us to explore and develop the topics that will become tomorrow's leading events.

Dubai's Cityscape, which is now the world's largest international property investment & development event, is a notable example of just that process. Started five years ago as a standard conference, in 2006 the show welcomed 35,000 participants from 90 countries and over 500 exhibitors from 55 countries, more than doubling its exhibitor base.

Dubai's whole exhibition portfolio performed well. PALME, the Middle East's professional sound, light, music, audio visual and systems integration exhibition, grew exhibitors by almost 50%. Middle East Electricity, the largest power and electricity event in the Middle East, grew its exhibitor base from 764 to 969, a 27% increase. Bride, the wedding show, increased visitor numbers from 11,000 in 2005 to 25,000 in 2006.

Ambiente, the gift & homeware exhibition for the new bride and her first home, which is co-located at the Bride Show, demonstrates the success of leveraging existing brands to drive further market penetration. Ambiente grew exhibitor numbers by 52% and visitor numbers by over 100% from 2005 to 2006.

IIR USA posted strong results as its focus on LSEs, which have an average gross profit almost eight times that of a standard conference, continued to pay off. In total, proforma adjusted operating profit grew by over 47% and the operating profit margin grew by 7%. Flagship million dollar plus events included: GAIM, the hedge fund industry event; the brand extension GAIM Fund of Funds; CROs, the multi-million dollar clinical development outsourcing conference; NMHCC, the National Managed Health Care Congress; The Market Research event; and Front End of Innovation, the only truly comprehensive event focused on all aspects of front end strategy and process.

Front End of Innovation is another example of how Informa is building on existing brands. It began as a small, niche conference with just 20 delegates. In 2006 it produced over $1m in revenue.

Informa's expanded international footprint has allowed the business to leverage these LSE brands globally. In 2006 IIR USA launched a regional version of its GAIM event in the Cayman Islands, producing over $1m in revenue in its first year. Already in 2007 Front End of Innovation launched successfully in Germany, joining Euro Market Research in the portfolio of strong US brands being profitably replicated overseas.

ICBI, (the specialists in financial LSEs) launched an Asian version of SuperReturn, the largest private equity event in the world which attracts around 1,000 delegates each year in Europe. Through rigorous local research, they wrote a programme which attracted over 200 paying delegates. By leveraging existing relationships and quadrupling the Asian based investment in the event they delivered significant sponsorship and exhibition revenues.

Event Topic Sector Distribution by Number of Events



Sector	% of events
● Consumer Products and Services	**0.3%**
● Energy & Utilities	**6%**
● Finance	**11.8%**
Health	**11.4%**
● Human Resources	**11.3%**
○ Industrial	**8%**
● Leisure	**0.2%**
○ Management	**20.9%**
● Marketing	**3.5%**
● New Topic Sectors	**0.5%**
● Other	**2.1%**
○ Public Sector	**3.9%**
Real Estate/Property/Construction	**1.6%**
○ Tax/Law/Accounting	**5.8%**
○ Technology & Telecoms	**12.7%**

ICBI is also illustrative of another successful 2006 strategy. In addition to the focus on growing LSEs, Informa built revenue synergies between sister companies. The International Payments Systems event is a case in point. A legacy Informa event it was moved to ICBI, in order to grow it from an annual event to a LSE. Applying the best practice blueprint, delegate revenue rose by 49% and sponsorship and exhibition revenue by 59%. Informa's Professional publishing team also produced a highly profitable event supplement, the distance learning team launched a new programme and two of the Performance Improvement businesses exhibited and won new business.

Note: additional information on Events can be found in each of the three divisional reports: A&S, Professional and Commercial.



Academic & Scientific

Providing leading-edge peer reviewed research and specialist content to disciplines from architecture to zoology; spanning science, technology and medicine to social sciences and the humanities. Our commitment to the highest quality standards keeps us at the forefront of academic study and scientific learning.

Left:
Informa value: Open
Photograph by: Philip McIntyre, Statistics Editor, Europa Publications - Taylor & Francis

Philip says: *"Looks closed but then you realise that the way is open - free of obstacles and very clearly defined."*

Right:
The Animal Pharm Awards 2006


th October 2006
Wintergarden



II
III
IV
V
VI
Structure Search
Trend Analysis

Academic & Scientific

Above:
I, II & III. Informa Life Science's Partnerships in Clinical Trials LSE and official magazine
IV. Conflict and Peace Building in Divided Societies: Responses to Ethnic Violence. Published by Routledge
V. Agrow magazine
VI. Pharmaprojects

Revenues increased by 13% to £295.2m in 2006, driven by an organic increase of 6% and by contributions from acquisitions including a full year from IIR. Adjusted operating profit was 18% higher at £77.6m, which included organic growth of 10%. On a proforma basis adjusted operating profits were up 15%. In 2006 IIR contributed £18.9m (2005 from date of acquisition: £5.9m) to revenue and £3.2m (2005 from date of acquisition: £0.4m) to adjusted operating profit. On a proforma basis IIR for 2005 recorded turnover of £14.2m and adjusted operating profit of £2.4m.

The adjusted operating margin rose to 26.3% from 25.1%, benefiting from the 7% organic increase in books sales as well as the impact of cost savings and efficiencies associated with the integration of the IIR businesses.

The Scientific & Medical business grew organic revenue by 4%. Within it, Informa Healthcare, which targets the medical, bioscience and pharmaceutical sectors, with a full mix of delivery formats including books, journals, magazines and awards, had a particularly strong year, achieving organic revenue growth of 12% and operating profit growth of 8%.

The team's ability to leverage brands and provide high quality content across multiple delivery platforms can be seen by its 2006 re-launch of Agrow, the flagship publication providing opinions and analysis for the plant sciences industry. Agrow was re-launched as a comprehensive news service comprising online, magazine, and traditional newsletter formats positioned to complement each other. This new package was designed to meet the diverse requirements of Agrow's readership by developing the newsletter's widely acknowledged high quality editorial across an extended portfolio of offerings. This initiative provided a platform for Agrow to protect its leading market position and drive significant revenue and profit growth with a 48% increase in advertising revenue, 28% increase in subscription yields and 38% increase in adjusted operating profit.

Using digital capabilities to support and transform high value content has been a theme throughout Informa in 2006. Informa Healthcare transformed its written courses from a paper-based product into a fully interactive service. Customer feedback has been positive and the division has already seen a four fold return on its initial investment. It has now transferred these events to the newly strengthened Informa Life Sciences events business so that they can be seamlessly co-marketed with the rest of the events portfolio.

The Life Sciences events businesses in both the UK and the US had a strong 2006. Revenue increased on a proforma basis by 12% and operating profit by 74% reflecting the benefits of a successful integration.

The IBC and IIR Life Science conference teams in the UK were merged to form a single team "Informa Life Sciences" in February. The operational changes and new initiatives implemented since the initial merger saved costs, improved productivity and strengthened the business's market position considerably. By comparing working practices across research, marketing, sales and logistics, Informa Life Sciences was able to implement processes that drew from the best practices of each of the teams. The benefits of this exercise have included product specialisation, roll-out of new marketing initiatives, particularly in e-marketing, optimised lead times, increased use of telesales and successful key account sales. The combined effect of this has led to an increase in average delegate numbers of 16% along with 8% more events.

Building on this success, Informa Life Sciences has gone on to expand its portfolio by launching new events for markets that have not traditionally been catered for by either of the Life Science events divisions but where Informa already had a strong presence through its publications such as Scrip. These new areas such as veterinary medicines and medical devices provide an exciting blueprint for future brand extensions based on connecting events and publications market presence and expertise.

The division also saw excellent revenue growth in Humanities & Social Sciences (HSS) which increased 13% on a proforma basis and 10% organically. Books benefited from an increasing focus on two core aspects of the academic market - "teaching and learning" books for students, and high-level international research publishing for purchase by university libraries. The top subjects by revenue size were Psychology & Behavioural Science, Education, Politics & International Relations and Media & Communication. In total more than 2,000 new books were published in the year.

Significant new launches (new titles and new editions) of text books for students included: Constitutional and Administrative Law; The English Legal System; The Media Student's Book; Town and Country Planning in the UK; Handbook of Child and Adolescent Clinical Psychology; Theatre Histories: An Introduction; Learning to Teach in the Primary School; Sport, Culture and Society.

HSS journals continued to benefit in 2006 from strong content growth. Research investment in the newer disciplines, such as strategic studies, terrorism studies, music, media, sports sciences, environmental studies and diversity, continues to grow enabling us to produce larger and more frequent journals and to win more market share. The renewal rate at over 97% is outperforming the overall journals' rate.

The new electronic sales model, offering access to additional titles within a discipline for a two year period, has increased customer yield and is being well received by the academic community.

We have always had a strong presence in HSS journals in Europe. The purchase of Lawrence Erlbaum towards the end of the year, with an impressive portfolio of 100 titles particularly in behavioural sciences and education, has given us a firm platform for further expansion into North America in 2007.

Academic & Scientific



Revenue Type	% of total revenue
● Events	**10%**
● Copy sales	**41%**
○ Advertising	**3%**
○ Subscriptions	**46%**

Academic & Scientific	2006 £'m	2005 £'m	Increase %	Organic %	Proforma %
Revenue					
STM	**178.7**	157.0	14	4	8
HSS	**116.5**	103.5	13	10	13
	295.2	260.5	13	6	10
Adjusted Operating Profit					
STM	**50.6**	41.5	22	10	16
HSS	**27.0**	24.0	12	9	12
	77.6	65.5	18	10	15
Adjusted Operating Margin	**26.3**	25.1			


dip

Professional

Originating the data that financial institutions need to stay competitive; commissioning expert analysis of key changes in commercial law; delivering performance improvement results that help organisations grow; producing events that illuminate the finance markets. A range of specialist professional insight that enables our customers to succeed.

Left:
Informa value: Rewarding
Photograph by: Kosh Naran, Designer (Banking Technology) - Informa Professional

Kosh says: *"I have made up this image to encapsulate Informa's value of, 'REWARDING.' This image explains what a wonderful gift you can get (knowledge) from Informa."*

Right:
Bob Geldof speaking at ICBI's Leaders in London event


Sponsor



Professional

Above:
I. AchieveGlobal India engagement
II. Alan Sugar speaking at Leaders in London
III & IV. Exhibit floor at SuperReturn

The Professional division's overall revenue increased by 71% to £372.7m and adjusted operating profit rose by 67%, driven by a strong contribution from businesses acquired with IIR, notably Performance Improvement (PI) and the IIR Finance events businesses. IIR businesses, which now account for three quarters of the division's sales, contributed £273.6m to revenue and £48.6m to adjusted operating profit (2005: £122.0m and £21.0m respectively post acquisition). On a proforma basis revenue was up 12% and adjusted operating profit increased by 17%.

PI in 2006 represented over 60% of the revenue of this division and grew 11% on a proforma basis to £225.8m from £204.3m in 2005. This full year double digit growth has been consistent throughout 2006, with an equal 11% growth in both halves of the year on a constant currency basis.

Solid revenue growth was achieved by six of the seven PI businesses, led by Forum, Omega and Robbins-Gioia. Only Communispond, the smallest of the PI companies, accounting for 2% of PI revenue, had a flat performance in 2006.

Overall reported PI adjusted operating profit grew by 97% with a 12% increase on a proforma basis. Good operational gearing in AchieveGlobal, Forum and Omega led to proforma operating profit growth in excess of 30%. Robbins-Gioia, the programme management specialists with a significant government client base, grew revenue by 13% but as a result of a $4 million investment programme in new solutions development which is expected to generate incremental revenue in 2007, saw a profit decline.

The Financial Data Analysis businesses grew reported revenues and adjusted operating profit by 5% and 7% respectively and on a proforma basis by 5% and 8% respectively.

The challenging market conditions for real-time trading-related information for the banking community which we referred to in the mid-year impacted the performance of the corporate and government bond information business IGM and caused organic revenue to decline slightly. All other businesses within the unit produced good increases. M Solutions acquired in February 2006, which added wealth management solutions to the Informa Investment Solutions product offering, contributed to the overall growth.

The Finance, Insurance, Law and Tax (FILT) businesses produced exceptional reported revenue growth of 64% and adjusted operating profit growth of 122% primarily due to a full year of the IIR financial events businesses including the ICBI portfolio. FILT revenues grew by £32.5m to £83.3m and adjusted operating profit by £12.1m to £22m; with IIR contributing £48.6m to turnover and £13.7m to adjusted operating profit producing proforma growth of 22% in revenue and 38% in adjusted operating profit.

On an organic basis, legacy Informa FILT revenues were flat. Strong revenue and profit growth of 6% and 22% respectively in the UK Professional legal and insurance division, achieved despite transferring their financial events portfolio to the IIR events team, was offset by a weaker performance from the Dutch publishing unit which specialises in written courses.

The stronger UK Professional performance was led by increased legal subscription sales, particularly electronic sales through the new ilaw.com service. In addition, a strong focus on Large Scale Events (LSEs) and increasing event yield, grew legal and insurance events adjusted operating profit by 25%.

Financial events particularly under IIR's Tax and Accounting and ICBI brands traded strongly in the period with: good performances from LSEs; international roll-out of existing event brands; leveraging of sister company publishing capabilities to produce show dailies and event supplements; and good cost cutting synergies from the integration of the legacy Informa finance events.



Above:
IIR businesses contributed strongly to Professional growth.

Professional



Revenue by Type	% of total revenue
● Events	**16%**
● Performance Improvement	**61%**
● Copy sales	**1%**
○ Subscriptions	**21%**
○ Advertising	**1%**

Professional	**2006 £'m**	2005 £'m	Increase %	Organic %	Proforma %
Turnover					
Performance Improvement	**225.8**	106.2	113	-	11
Financial Data Analysis	**63.6**	60.8	5	(1)	5
Finance Insurance Law and Tax	**83.3**	50.8	64	-	22
	372.7	217.8	71	-	12
Adjusted Operating Profit					
Performance Improvement	**34.7**	17.6	97	-	12
Financial Data Analysis	**19.1**	17.9	7	2	8
Finance Insurance Law and Tax	**22.0**	9.9	122	29	38
	75.8	45.4	67	10	17
Adjusted Operating Margin	**20.3**	20.9			



Commercial

National and regional events covering 150+ vertical markets across Europe, the Americas, Africa, Middle East, Asia and Australia; global conferences and information services to the Telecoms & Media and Maritime & Commodities marketplaces. Reporting and interpreting change in fast moving markets: highlighting opportunity, defining challenge.


WORLD
ET HANOL 2006

Left:
Informa value: Market Focused
Photograph by: Louise Hawkins, Project Coordinator, Lloyd's Maritime Academy - Informa Maritime & Transport

Louise says: *"Like Informa responding to the ever-changing market conditions, the branches on this wind-sculpture never stay still, constantly moving in response to the environment."*

Right:
One of Agra's 11 ethanol and biofuel conferences in 2006



Commercial

Above:
I. Lloydsmiu.com which captures over 28 million vessel positions in a day
II. Lloyd's Coffee House in 1798, the world centre of marine insurance and the hub of the intelligence and news gathering operation of Lloyd's List.
III. Michael Glos speaking at a Euroforum Germany Handelsblatt event, Energie Wirtschaft
IV. IPEX, the largest English-speaking global technology event for print, publishing and media
V. Colin Powell at IIR Dubai's Leaders event
VI. The Monaco Yacht Show: Monaco's first carbon neutral business

The Commercial division, which comprises 75% of Informa's events revenue, increased headline revenue by 48% (£120.2m) to £371.2m and adjusted operating profit by 80% (£29.2m). Organic revenue growth of 16% translated into a 25% improvement in organic adjusted operating profit, again reflecting the cost synergies of the enlarged Group and the benefits from increased yields resulting from the movement towards higher yielding event formats. The division's results benefited from the acquisition of the quadrennial print exhibition IPEX from the trade association PICON which added £17.0m to turnover and £4.4m to adjusted operating profit.

IIR businesses contributed £136.9m to the division's revenue and £28.1m to its adjusted operating profit (2005: £64.6m and £10.1m respectively post acquisition). Overall on a proforma basis revenue was up 16% and adjusted operating profit 38%.

Regional Events grew organically by 13% on a revenue basis and 14% on adjusted operating profit. On a proforma basis revenues increased by 16% which translated into a 47% proforma adjusted operating profit increase reflecting the good operational gearing of the combined events businesses and the cost synergies achieved through the IIR integration.

The IIR Dubai events business which represents almost a third of the regional events profit had a particularly strong year in both exhibition and conferences & training. Dubai's ten strong exhibition portfolio which is led by Arab Health, Cityscape and Middle East Electricity grew its operating profit by 82% on 2005. The conference and training course output reached over 750 events with operating profit 57% higher than last year.

The Informa and IIR German businesses which together represent the next biggest component of the Regional Events unit traded strongly in the second half of the year, offsetting the inhibiting impact of the Football World Cup on first half growth, to achieve an adjusted operating profit increase of 11% for the full year.

Telecoms & Media saw headline revenue and adjusted operating profit growth of 34%. On an organic basis revenue and adjusted operating profit grew by 30% and 34% respectively.

Revenues increased through a focus on growing Large Scale Events as well as capturing market growth with the development of new niche topics such as 3G Long Term Evolution (known as 4G); the rapid repeats of hot topics such as Mobile Search; and the regional roll-out of strong brands within WiMax and IMS to the US, Asia and EMEA where in Middle East Africa in particular Informa is perfectly placed to benefit from the explosive growth in technology.

Telecoms Academy, the training division of Informa Telecoms & Media, has also contributed well to the operating profit of the division with good new product development, particularly the Telecoms Mini-MBA and Distance Learning Diploma and Certificate. They too have benefited from the growing Middle East and African markets where their focus on developing sales relationships in these regions has produced an excellent return.

The Maritime & Commodities businesses grew reported and organic revenue by 10% and adjusted operating profit by 26%.

Maritime had particularly strong operating profit growth of 35%, capturing growth from the strong trading conditions in the international maritime markets and continuing high energy prices.

The flagship title Lloyd's List had a strong year boosting both subscription and advertising revenues. Growth in the demand for specialised training in the maritime industry provided the perfect backdrop for programmes run by Lloyd's Maritime Academy at its dedicated training centre in London and via an expanding distance learning syllabus. Combined with conferences in maritime and energy, the Maritime & Transport division held more than 150 events during the year. In exhibitions the highlight was the continued growth in the Terminal Operators Conference (TOC) series which celebrated its 30th anniversary in 2006.

Subscription based data services were particularly strong, boosted mid year by the creation of a dedicated portal (www.Lloydsmiu.com) which brought together various data streams / web sites relating to vessels and ownership information. This is tied into our own AIS network and provides the world's largest ship tracking system, currently capturing over 28 million vessel positions a day plus detailed characteristics of over 120,000 vessels and comprehensive information on 163,000 shipping companies. Over 12,000 credit reports on companies in the maritime, transportation and energy markets are available for immediate purchase. Site traffic is 66% higher than the previous sites combined and has beaten all revenue expectations.

Commodities also enjoyed high double digit profit growth and is illustrative of Informa's niche market focus. It reflects our ability to identify new and emerging topics quickly and then build on them. Our strategy is to be first to market with a new subject area and then quickly expand the topic through all Informa's delivery formats.

Informa identified the rising interest in alternative energy sources as early as 2002 and has been steadily increasing its event and publication output on this subject. In 2006 we produced 11 market leading events on ethanol and biofuels in Europe, the Americas and Asia. In addition, the World Ethanol and Biofuels Report spawned a whole series of additional products targeted at the global biofuels industry. These include the European Ethanol Prices Report and a weekly Biodiesel Price Report. In 2006 subscribers were also able to access a daily on-line news service, updating them with the latest news and comment throughout the day from all over the world including news direct from Agra conferences.

Commercial



Revenue by Type	% of total revenue
● Events	**85%**
● Copy sales	**2%**
○ Advertising	**5%**
○ Subscriptions	**8%**

Commercial	**2006 £'m**	2005 £'m	Increase %	Organic %	Proforma %
Revenue					
Regional Events	**241.1**	143.1	68	13	16
Telecoms & Media	**64.7**	48.4	34	30	24
Maritime & Commodities	**65.4**	59.5	10	10	10
	371.2	251.0	48	16	16
Adjusted Operating Profit					
Regional Events	**42.3**	18.6	127	14	47
Telecoms & Media	**16.1**	12.0	34	34	25
Maritime & Commodities	**7.3**	5.8	26	25	25
	65.7	36.5	80	25	38
Adjusted Operating Margin	**17.7**	14.5			



Trading Outlook

2006 was an excellent year. 2007 has started the same way. We are confident that we will achieve our targets for another successful year.

Left:
Informa value: About Quality
Photograph by: Alex Spargo, Events Organiser, Informa Telecoms & Media

Alex says: *"The couple emanates excellence and superior dancing skills, captured in a single pose where they are both totally focused on being the best, even though they are dancing in one of the poorest neighbourhoods of Sao Paulo."*

Right:
The Media Student's Book.
Published by Routledge


TON and ROY
Media
dent's
Book



Above:
I. & IV. PALM Expo 2006, the 15th Chinese International Exhibition on pro audio, light, music & technology
II. Leaders in Dubai, CEO debate
III. Arab Health 2007
V. The War For Childrens' Minds. Published by Routledge

Trading Outlook

2006 was an excellent year. 2007 has started the same way.

All three of our business streams have started the year strongly and are trading ahead of last year both in real and constant currency terms. Publishing is performing well and ahead of expectations. Our Performance Improvement (PI) and Events businesses continue to enjoy the double digit revenue growth which they achieved in 2006.

Publishing

Publishing deferred income balances, which reflect subscription revenue received yet to be released to the revenue account, are 7% ahead of those at the same period last year in constant currency terms. This is an important indicator of publishing trading strength.

Electronic revenues continue to build as we leverage still more of our premium content on-line. Sales of the new academic electronic archives are progressing well with some $4m of bookings already this year compared with $1m in 2006. Digital developments in our Professional and Commercial divisions also show good promise.

Events

Events have had a good start to the year. The Large Scale Events (LSEs) already held have outperformed prior year and budget expectations. For example, SuperReturn 2007, the largest private equity conference in the world, celebrated its 10th anniversary in February with the largest event yet, attracting some 1,500 attendees from around the world.

Our Dubai business has also carried its excellent 2006 momentum forward into 2007. Its largest event, the healthcare exhibition Arab Health, has just closed significantly ahead of prior year and budget. The regional roll-outs of its second largest event Cityscape to Singapore, China, Abu Dhabi and India were all planned in 2006 and are on course to achieve significant profits in 2007.

The 3GSM World Congress in Barcelona in February grew again. Under a new arrangement with the association GSMA, our attributable profit will be similar to last year although bookable revenues will be lower.

Performance Improvement

Total PI revenues in the first two months of this year are 11% ahead of last year with particularly strong starts from Huthwaite, the sales force effectiveness specialists, which has seen top line growth of 22% and Robbins-Gioia, the programme management experts, which is 18% ahead. International revenues continue to show encouraging expansion. Sales from non-US based operations are 23% higher than this time last year.

Acquisitions and Disposals

Our late 2006 acquisitions Lawrence Erlbaum, the behavioural science publishing business; Citeline, the clinical trails database; and Junction, a specialist event organiser in the field of IPTV, have all begun the year in line with expectations and have already been integrated into the Group.

In addition to our encouraging trading momentum, the Group will also benefit from the £38.9m cash proceeds, generating a non-trading profit of £33.4m, from the disposal of our investment in Blackwell Publishing following its recent sale to John Wiley.

Summary

We believe that successfully creating organic revenue synergies is a particular strength of Informa. We work very hard at moving successful products around the world, cross marketing across our divisions and encouraging our Publishing, PI and Events businesses to work together. Our broad product portfolio gives us many opportunities to generate incremental revenues. Our attitude is that all synergistic efforts are important even if we only generate an incremental pound of profit from the initiative.

Such synergies, our expertise at leveraging premium content electronically, the inherent quality of the business and the energy, commitment and enthusiasm of our employees underpins the on-going success of Informa.

The strength of our underlying trading means that we are confident that we will counter the current weakness of the dollar and achieve our targets for another successful year in 2007.

Peter Rigby and **David Gilbertson**

14 March 2007

> We believe that successfully creating organic revenue synergies is one of our particular strengths.
>
> **Peter Rigby** and **David Gilbertson**

Below:

VI. Guy Hands at SuperReturn 2007

VII. Asia Bride: Brand roll-out of IIR Dubai's Bride exhibition, successfully taken to Singapore

VIII. Motexha, the Middle East's largest garments, textiles, leather & fashion accessories trade exhibition

VI

VII

VIII



Financial Review

Above:
Finance Director
Anthony Foye

Informa's revenue in the period was £1,039.1m, 42% higher than 2005, and adjusted operating profit increased by 49% to £219.1m. Adjusted operating margins increased to 21.1% from 20.2%.

These results reflect the increased scale of the Group following the acquisition of IIR in July 2005 and the superior growth rates and opportunities that have arisen from the combination. Including IIR on a proforma basis revenue growth was 13%. Excluding IIR the legacy Informa business recorded strong organic revenue growth of 8% (2005: 6%). Revenue growth across Informa was accelerated by increasing collaboration between the three divisions of the business which are now bringing their format expertise to bear on a wider range of market opportunities.

Adjusted operating profit including IIR on a proforma basis increased 22% and excluding IIR adjusted organic operating profit grew by 13% (2005: 13%). Adjusted operating margins rose to 21.1% (2005: 20.2%) which compares to a proforma margin of 19.5% in 2005. This increase in organic and adjusted operating profits and margins demonstrates the benefits across the Group arising from the combination of the legacy Group with IIR as well as the effects of operational gearing and greater cost efficiency.

Recent acquisitions traded strongly and contributed well to the year's results, particularly IIR which has achieved a post tax return on capital employed of 8.4% in its first full year of ownership, exceeding our cost of capital as expected. Other material acquisitions in the period contributed £28.4m to turnover and £7.5m to adjusted operating profit.

Revenue

Informa plc for the twelve months ended 31 December 2006 recorded revenue of £1,039.1m, up 42% from £729.3m in the same period a year earlier. IIR, which was acquired on 6 July 2005, contributed £429.3m to revenue and a further £28.4m was contributed by other material acquisitions in the period (mainly from IPEX, the quadrennial print exhibition, which contributed £17.0m). The translation impact of currency movements on the results was minimal despite some US dollar to sterling exchange rate volatility during the period.

Operating Costs

Operating profit increased by 40% (£36.9m) to £128.3m from an operating profit of £91.4m in 2005. Overall in support of this revenue growth operating costs increased by 43% (£272.9m) with increases in amortisation of intangibles up 74% (£36.9m), raw materials up 46% (£110.5m) and staff costs up 41% (£86.5m). The increase in the year's amortisation of intangibles reflects principally the charge in respect of intangible assets acquired with the IIR acquisition, with the 2005 comparative reflecting only the six month period in which IIR was part of the Group.

Included in other expenses is £7.2m of costs (2005: £8.3m) which were incurred in integrating acquisitions during the year including IIR, M Solutions and Lawrence Erlbaum. Further details are given in note 8 to the financial statements.

Finance Costs

Finance costs, which consist principally of interest costs net of interest receivable increased by 26% to £45.7m from £36.2m. The increase reflects the fact that the Group increased its debt levels in July 2005 to help finance the acquisition of IIR and hence 2005 reflects only six months of this related interest. During the year the Group has continued to use its strong cash flow to invest in selective earnings enhancing acquisitions and to this end a further £136.2m was spent and financed from Group debt facilities during 2006.

IIR Integration Update

As previously reported the integration of IIR has been completed and the combined Group has focused on and benefited from the increased scale and opportunities presented by the enlarged Group. As we had anticipated, we were able to achieve savings relating to the combination of the two businesses of £8m. These savings were achieved across all businesses and arose in areas including senior management, marketing, shared services, venue costs, finance and distribution.

The cumulative cost of achieving these savings was £7.6m incurred over the last 18 months (2005: £4.8m) slightly above our budget of £7.0m. Details are included within note 8 to the financial statements.

Acquisitions

As mentioned above the Group spent £136.2m during 2006 on acquisitions and related deferred consideration with further details given in note 35. As well as matching the Group's business criteria and strategy the Group continues to apply its rigorous financial investment criteria which are that acquisitions should pay back their initial investment within seven years, be earnings enhancing in the first full year and associated cash flows must produce a positive Net Present Value within ten years when discounted back at the Group's weighted average cost of capital plus a suitable premium for risk. The Group estimates its current weighted average cost of capital at 8.2% (2005: 7.6%).

Disposals

Prior to February 2007, the Group held interests in shares in Blackwell Publishing (Holdings) Limited which had been acquired prior to the merger between Informa and Taylor & Francis for £5,495,377 in aggregate plus costs. On 2 February 2007, the Group received £38,943,000 upon the disposal of these interests.

Taxation

Across the Group tax has been provided for at an adjusted tax rate of 26.0% (2005: 25.0%). This adjusted tax rate benefits from profit generated in low tax jurisdictions as well as the use of intra Group debt to help finance the acquisition of overseas subsidiaries. The rate has increased slightly this year compared with 2005 inter alia due to the full utilisation of US tax losses and increased profit earned out of the US, our biggest market which has tax rates in excess of 40%.

The effective Group tax charge was 21.6% (2005: 85%). The 2005 comparative includes a one write-off of a deferred tax asset that arose on an acquisition made in 2004 and which was subsequently de-recognised in accordance with IFRS.

EPS

Compared with 2005 basic EPS was up 471% and diluted EPS was up 468%.

Below:
Non-Executive Director John Davis and Anthony Foye



Financial Review

Adjusted Results

Adjusted operating profit, which is shown in note 9 of these results, is calculated after removing certain items not relating to the underlying trading operations of the Group. This adjusted operating profit increased by 49% to £219.1m from £147.3m.

Adjusted profit before tax increased 54% to £178.1m from £115.4m and adjusted profit for the period increased 53% to £132.1m from £86.5m.

Adjusted Diluted EPS after deducting tax at 26.0% (2005: 25.0%) and minority interests was up 40% to 31.1p from 22.2p, reflecting higher profit after tax offset by a partial dilution from the additional shares issued to help finance the acquisition of IIR.

The Board believes these adjusted operational figures provide additional information to explain the underlying performance and associated trends of the Group. Further details are given in note 9 of the results.

Dividend

In recognition of the continued good trading prospects, the Board has recommended a final dividend of 8.9p (2005: 6.0p), which together with the interim dividend of 3.3p per share represents a total dividend of 12.2p (2005: 8.7p). This represents an increase of 40% on the 2005 equivalent. The final dividend which is subject to shareholder approval will be payable on 30 May 2007 to ordinary shareholders registered as at the close of business on 27 April 2007.

The Board seeks to maintain a dividend payout cover of between 2.5 and 3.0 times adjusted diluted earnings per share.

Balance sheet

Goodwill increased to £1,124.5m from £1,123.4m principally with additions from the acquisitions made during the period of £59.3m (2005: £501.8m) being offset by currency movements.

Other intangible assets decreased to £921.2m from £935.7m due mainly to acquisitions in the period of £123.9m (2005: £500.9m) offset by the normal amortisation charge which came to £86.7m and exchange rate effects on US dollar denominated assets. Included in this category is £13.9m in respect of software purchases relating to increased levels of capital expenditure as the Group rolls out its enhanced sales order processing systems and finance systems.

Property and Fixed Assets increased to £23.1m from £22.9m, reflecting additions of £9.7m (2005: £9.5m) offset by deprecation and exchange effects.

Available for sale investments shown under current and non-current assets, increased by £29.7m from £10.3m to £40.0m. The value increased following the acquisition of Blackwell Publishing by John Wiley on 2 February 2007. The Group subsequent to the year end received proceeds of £38.9m and will record a profit of £33.4m (£26.2m after attributable taxation) in its 2007 results in respect of this transaction.

Trade and other receivables rose by £7.7m principally due to acquisitions in the period.

Net debt rose £3.0m to £738.4m from £735.4m compared with 31 December 2005, reflecting inter alia increased operational cash inflows up 36% (£58.4m) offset by higher taxation of £20.2m, higher capital expenditure including intangible software assets of £8.3m, interest payments which increased by £9.9m and £136.2m spent on acquisitions. In turn due to the structure of the Group's debt which is held in sterling, Euros and US dollars, these net increases are offset by favourable exchange impacts of £40.8m. The 2005 cash flow comparative reflects IIR related cash flows from the date of its acquisition on 6 July 2005.

Cash conversion (expressed as adjusted cash generated by operations as a percentage of adjusted operating profit: note 36 of the results) was 103% (2005: 113%).

The increase in the hedging and translation reserve of £60.4m relates to the net currency impact from retranslating assets held in foreign currencies (principally intangible fixed assets and goodwill) offset by the conversion of liabilities (principally loans) also held in those same currencies.

Current tax liabilities balances stood at £75.2m at the year end up from £58.6m reflecting the increased scale of the business.

The Group's gross defined pension liabilities disclosed under "retirement benefit obligations" have reduced by £6.5m compared with 31 December 2005 to £11.2m due mainly to actuarial gains of £6.8m.

Deferred income, which represents income receivable in advance, was down £6.1m (3.2%) on the same period in 2005 to £181.4m from £187.4m, reflecting a delayed payment of £10m from an academic subscription agent as well as the impact of foreign currency as a large proportion of the deferred income is denominated in US dollars.

Tony Foye
Finance Director

14 March 2007

Officers and Advisers

Below, left to right:
John Davis
John Burton
Dr Pamela Kirby
Peter Rigby
Anthony Foye
Derek Mapp
Richard Hooper
David Gilbertson




I
II
III
IV
V
VI

Officers and Advisers

Above:
I. Richard Hooper
II. Peter Rigby
III. David Gilbertson
IV. Anthony Foye
V. Derek Mapp
VI. Sean Watson
VII. Dr Pamela Kirby
VIII. John Davis
IX. John Burton

Richard Hooper CBE

Non-Executive Chairman [2 3] (67)

Richard Hooper was appointed a Non-Executive Director of Lloyd's of London Press (later renamed LLP) in 1997 and became the Senior Non-Executive Director on the Informa Group plc board following the merger of LLP and IBC in 1998. Mr Hooper is a Non-Executive Director of both Yell Group plc and i-mate plc. He has previously been the Deputy Chairman of the Office of Communications (Ofcom), the Chairman of the Radio Authority and a Non-Executive Director of Superscape plc and of MAI/United News and Media plc. Upon the merger of Informa Group plc and Taylor & Francis Group plc in May 2004, Mr Hooper was designated the Company's Senior Non-Executive Director and he was appointed its Chairman on 10 March 2005. He also chairs the Nomination Committee. Mr Hooper will retire from the Board at the Company's AGM on 15 May 2007.

Peter Rigby

Chief Executive (51)

After qualifying as an accountant, Peter Rigby joined Metal Box. In 1981 he moved into the media industry joining Book Club Associates, a joint venture between WH Smith and Doubleday. In 1983 he joined Stonehart Publications which was acquired by International Business Communications (later renamed IBC) in 1986. After two years as Finance Director of IBC, Mr Rigby was appointed Deputy Chief Executive and later its Chief Executive, leading IBC's expansion into North America, Asia and Australia. He became Chairman of Informa Group plc at the Company's inception upon the merger of LLP and IBC in 1998. Mr Rigby was appointed Chief Executive upon the merger of Informa with Taylor & Francis in May 2004. He is also Non-Executive Chairman of Electric Word plc. Mr Rigby will become Chairman of the Company at the Company's 2007 AGM.

David Gilbertson

Managing Director (50)

David Gilbertson has some 28 years' experience in the information industry having held editorial and management positions with Metal Bulletin, Reuters and Reed Elsevier. He joined LLP in 1987 as Editor of Lloyd's List, joining the LLP board in 1992. Mr Gilbertson was a member of the management buy-out team which bought LLP from Lloyd's of London in 1995, becoming its Chief Executive in 1997. He took LLP to flotation on the London Stock Exchange in early 1998 and became Chief Executive of Informa Group plc upon its formation from the merger of LLP and IBC in December 1998. Mr Gilbertson was appointed Managing Director upon the merger of Informa and Taylor & Francis in May 2004. He is also Non-Executive Chairman of John Brown Holdings Limited. Mr Gilbertson will become Chief Executive of the Company at the Company's 2007 AGM.

Anthony Foye

Finance Director (44)

Anthony Foye joined the Taylor & Francis Group in 1987 as Group Chief Accountant and Company Secretary after qualifying as a Chartered Accountant. In 1994 he was appointed Finance Director of Taylor & Francis Group plc and was instrumental in the company's flotation on the London Stock Exchange in May 1998. Mr Foye was appointed Finance Director upon the merger of Informa and Taylor & Francis in May 2004. He is also a Non-Executive Director of YouGov plc.

Derek Mapp

Senior Non-Executive Director[1 2 3](56)

Derek Mapp joined the board of Taylor & Francis Group plc as a Non-Executive Director in 1998. He is currently Non-Executive Chairman of Staffline Recruitment Group plc, Executive Chairman of Imagesound plc and Chairman of Sport England, as well as having a number of other private business interests. Mr Mapp was appointed as a Non-Executive Director upon the merger of Informa and Taylor & Francis in May 2004 and was designated the Senior Independent Director on 10 March 2005. He is also Chairman of the Audit Committee.

Sean Watson

Non-Executive Director[1 2 3] (58)

A solicitor and Senior Corporate Finance Partner at CMS Cameron McKenna, Sean Watson has extensive experience in all areas of corporate law. In 2000 he was appointed as a Non-Executive Director.

Dr Pamela Kirby

Non-Executive Director[2 3] (53)

Pamela Kirby is currently Chairman of Scynexis Inc., a privately held chemistry-focused drug discovery and development company based in the US. She is also a Non-Executive Director of Smith & Nephew plc and Curalogic AS. She was previously the Non-Executive Chairman of Oxford Immunotec Limited and was the CEO of US-based Quintiles Transnational Corporation. Prior to joining Quintiles, Dr Kirby held various senior positions in the pharmaceutical industry at Astra AB (now AstraZeneca plc), British Biotech plc (now Vernalis plc) and F. Hoffman-La Roche Limited. She has a PhD in Clinical Pharmacology from the University of London. Dr Kirby was appointed as a Non-Executive Director in September 2004 and chairs the Remuneration Committee.

John Davis

Non-Executive Director[1 3] (44)

John Davis has been Chief Financial Officer of Yell Group plc since 2000. He previously held senior positions within Pearson Plc, where he was latterly Group Finance Director of the FT Group, and Emap plc, which he joined in 1989, where he was Director of Corporate Finance and Treasury between 1995 and 1997. Mr Davis is a Chartered Accountant, having qualified at Price Waterhouse and has a Masters in Management from the Stanford Graduate School of Business. He was appointed as a Non-Executive Director with effect from 1 October 2005.

John Burton

Company Secretary (42)

John Burton is a solicitor and was formerly a partner at CMS Cameron McKenna. In that role, he advised the Group in relation to the LLP and IBC merger in 1998, the acquisition of PJB Publications in 2003, the Informa and Taylor & Francis merger in 2004 and the combined IIR acquisition and rights issue in 2005. He joined the Group as Group General Counsel and Company Secretary in June 2006.

1 Member of Audit Committee

2 Member of Remuneration Committee

3 Member of Nomination Committee


VII
VIII
IX



Officers and Advisers

Auditors

Deloitte & Touche LLP
Abbots House
Abbey Street
Reading
Berkshire RG1 3BD

Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Financial Advisers

Greenhill & Co. International LLP
Lansdowne House
57 Berkeley Square
London W1J 6ER

Stockbrokers

Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Public Relations

Maitland
Orion House
5 Upper St Martin's Lane
London WC2H 9EA

Principal Lawyers

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Left:
Arvind Chudasama, Editor, International Sugar Journal/Sugar Cane International, Agra Informa Ltd

Arvind says: *"The pellucid beauty of this image well expresses the subtle visual appeal of each cane and their total impact together. Informa in our entirety is stronger because of the richness of the particular."*

The Directors present their annual report on the affairs of the Group, together with the audited financial statements for the year ended 31 December 2006. This report includes the information set out from page 6 to page 60 of this document. Notices concerning the limitations on the liability of the Directors and concerning forward looking statements are set out on page 128.

Principal Activities

Informa plc and its subsidiary undertakings provide specialist information to the academic & scientific, professional and commercial communities globally through publishing, events and performance improvement (PI). The subsidiary and associated undertakings principally affecting the profits or net assets of the Group in the year are listed in notes 21 and 22 to the financial statements.

Information about the development and performance of the business of the Company during the financial year that fulfils the requirements of S234ZZB of the Companies Act 1985 is included in the Chief Executive's and Managing Director's Statement and Review and the Financial Review all of which form part of this report for the purposes of the Companies Act 1985.

This report as a whole provides information about the Group's businesses, its financial performance during the year and likely future developments. Other than as described in this report, there have not been any significant changes to the Group's principal activities during the year under review and the Directors are not aware, at the date of this report, of any likely major changes in the Group's activities in the new financial year.

Details of significant events since the balance sheet date are contained in note 41 to the financial statements.

Business Review

The results for the year are summarised in the Consolidated Income Statement on page 63 and the related Notes. A review of the Group's business and future prospects is set out in the Chief Executive's and Managing Director's Statement and Review on pages 6 to 35. In relation to the use of financial instruments by the Group a review is included within note 27 to the financial statements.

Dividends

The Directors recommend that a final dividend of 8.9p per ordinary share be paid on 30 May 2007 to ordinary shareholders registered as at the close of business on 27 April 2007 which, together with the interim dividend of 3.3p per ordinary share paid on 6 November 2006, makes a total for the year of 12.2p per ordinary share.

Directors

The Directors, who served throughout the year, are set out on pages 40 to 41, which includes brief biographical details.

The remuneration and interests in the share capital of the Company of the Directors who held office as at 31 December 2006 are set out in the Directors' Remuneration Report on pages 53 to 60.

All the Directors, except for Mr Hooper who proposes to retire permanently from the Board, offer themselves for re-election by the shareholders at the next AGM.

Details of the contracts of the Executive and Non-Executive Directors with the Company can be found on page 56. No Director was materially interested in any contract of significance.

Registration

The Company's registered office is at Mortimer House, 37-41 Mortimer Street, London W1T 3JH. The Company is registered in England and Wales under number 3099067.

Annual General Meeting

The Annual General Meeting will be held on 15 May 2007 and the notice will be despatched separately.

Charitable and Political Contributions

The Group made charitable donations during the year of £151,000, principally to local charities serving some of the communities in which the Group operates. No political donations were made.

Supplier Payment Policy

The Company's policy, which is also applied by the Group, is to settle terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are aware of the terms of payment and to abide by the agreed terms, provided that the supplier has provided the goods or services in accordance with the relevant terms and conditions. Trade payables of the Group at 31 December 2006 were equivalent to 47 days' (2005 – 46 days) purchases, based on the average daily amount invoiced by suppliers during the year.

Substantial Shareholdings

As at 12 March 2007 the Company had been notified, in accordance with Sections 198 to 208 of the Companies Act 1985 or, from January 2007, in conformity with the new Disclosure and Transparency Rules of the Financial Services Authority, of the following interests of 3% or more of the issued ordinary share capital of the Company:

	Number of shares	% held	Date Company notified
FMR Corp and Fidelity International Limited	28,663,649	6.78	10 Nov 2006
HBOS plc and its subsidiaries	16,072,191	3.80	11 July 2006
Legal & General Investment Management	36,484,756	8.61	26 Feb 2007
Britannic Investment Managers Limited	13,268,584	3.14	4 Jan 2006
Marathon Asset Management	14,510,626	3.43	22 Feb 2007
Standard Life Investments	22,304,218	5.29	4 Aug 2005

As at 12 March 2007, the Company's issued share capital comprised 423,336,287 ordinary shares with a nominal value of 10p each, all of which have voting rights.

At the end of the year, the Directors had authority, under a shareholders' resolution passed on 16 May 2006, to purchase through the market up to 42,177,123 of the Company's ordinary shares. The minimum price which may be paid for each ordinary share is 10p; the maximum which may be paid for each share is an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such share is contracted to be purchased (exclusive of associated expenses payable by the Company). This authority expires on 15 August 2007, or if earlier, at the conclusion of the AGM of the Company to be held in 2007.

Going Concern Basis

After making enquiries, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors continue to adopt the going concern basis in preparing the financial statements.

Employee Consultation

The Group places considerable value on the involvement of its employees and continues to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved principally through formal and informal meetings, email updates and via the Company's recently relaunched/updated global intranet site, which is to be regularly updated and also includes a facility enabling employees anonymously to ask questions of executive management to which answers are also published. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests.

Mr Rigby (Chief Executive) and Mr Gilbertson (Managing Director) recently co-presented the Informa Strategy Webinar. All employees world-wide were invited to attend, take part in live on-line polls, and ask Mr Rigby and Mr Gilbertson questions about the business and its future. The Webinar, including the results of the polls, was then posted on the Informa intranet so that those employees who were unable to attend could watch it. It is planned that the format will be repeated in order to provide further updating to staff on results and an opportunity for live feedback and question and answer sessions.

All UK employees are eligible to participate in the Company's Share Incentive Plan (SIP), an Inland Revenue Approved All Employee Share Incentive Plan offering UK employees the opportunity to purchase annually up to £1,500 of shares in the Company out of pre-tax salary.

Disabled Employees

Full consideration is given to applications for employment from, and the continuing employment, training, promotion, career development and promotion of, disabled persons.

Risks and Uncertainties

The Directors are required as part of recent changes to the Companies Act 1985 to provide a description of the principal risks and uncertainties facing the Group.

A number of factors (risk factors) affect the Group's operating results and financial condition. In common with other information providers, the Group's profitability depends in part on the prevailing economic environment and the strength of the academic, professional and business communities to which it sells. In addition, the Group's profitability is dependent on maintaining a strong and highly motivated management team, maintaining brand reputation, quality of information and its ability to use and protect the security of its marketing databases. Risk factors include economic conditions, appetite for the Group's products, government policy and the need to have effective operational systems and processes as follows:

The Group's publishing business could be adversely affected by general economic downturns or declines or disruptions in industries to which it provides information
The publishing industry is sensitive to both general economic and business conditions and can be affected by the condition of specific industries and interest groups such as the professional, financial services, life sciences, technology, pharmaceuticals, telecommunications and maritime industries. Some of these industries have in the past been sensitive to various potential disruptions such as government regulation, war, terrorism, disease, natural disasters and other significant adverse events. A general decline in economic conditions or disruptions in specific industries characterised by falls in spending on published materials could cause a material decline in revenue.

The Group's events business could be adversely affected by general economic downturns, catastrophic events or declines or disruptions in industries that heavily utilise events
The events' market is sensitive to both general economic and business conditions and to specific adverse circumstances, such as acts of terrorism or other catastrophic events. In addition, the events' market can be affected by the condition of industries such as professional, financial services, life sciences, technology, pharmaceuticals, telecommunications and maritime industries. Some of these industries tend to be sensitive to various potential disruptions such as government regulation, war, terrorism, disease, natural disasters and other significant adverse circumstances. A general decline in economic conditions or disruptions in specific industries characterised by falls in spending on events (as spending on events is considered discretionary by some customers) could cause a material decline in revenues, particularly those derived from stage 1 (smaller) events and training courses.

The PI industry could be adversely affected by general economic downturns or declines or disruptions in industries
The PI market is sensitive to both general economic and business conditions. In addition, PI spending can be affected by the condition of industries such as travel, financial services, education, telecommunications, retail and entertainment industries. Some of these industries tend to be sensitive to various potential disruptions such as government regulation, war, terrorism, disease, natural disasters and other significant adverse events. A general decline in economic conditions or disruptions in specific industries characterised by falls in spending on PI expenditure (as this spending may be considered discretionary by customers) could cause a decline in the Group's revenue.

The Group could be impacted if changes in the business model were widely adopted in the academic publishing market
An alternative business model called 'open access' has been put forward that would allow libraries to access all publications freely rather than the current system of acquiring journals from publishers. If this model were to be widely adopted, there could be a material impact on this part of the Group's business. The Group continues to monitor the situation and position itself to respond to changes in the academic market's information requirements.

Low barriers to entry in the events' market
The stage one events and training course markets have relatively low barriers to entry that can lead to rival operators establishing competing events in the Group's core markets. There are several competitors who can establish rival events at relatively low-cost.

The Group is subject to high sensitivity in relation to average delegate attendance
Average delegate numbers at events could fall as a reaction to the economic or political environment. In addition to the general economic, social and political environment, the Group could also see reduced delegate numbers due to changes in the quality of events, a failure to market events successfully, reductions in the appeal of certain events and a decline in the general appetite amongst corporate clients to pay for and send delegates to events. If there is a material decline in average attendance then profitability would be materially reduced due to the operationally geared nature of this business.

Competitive pressures may adversely affect the financial performance of the Group's PI businesses
The Group's PI businesses are subject to significant competitive pressures from large consulting firms on the one hand and small competitors on the other in relation to certain parts of these businesses where the barriers to entry may be low. These businesses also place substantial reliance upon high quality sales people that can be difficult to attract and retain.

Robbins-Gioia Proxy Board Arrangements may limit the control exercisable over the business
The Robbins-Gioia business operates under a Proxy Board Arrangement under the US Exxon-Florio Act which limits the amount of control that the Group can exert over this business. In addition, the ability of the Group to grow the Robbins-Gioia business outside of the United States could be restricted.

PI market is partially reliant on evolving workplace practices and good economic conditions
A significant number of the PI division's products could become out-dated or be overtaken by a competitor's products. The PI business model includes a training component. These businesses also may experience impaired financial performance during tougher economic conditions where businesses may decide not to invest in their people.

The Group's results may be impacted by exchange rate fluctuations
The Group operates in over 70 countries and is therefore exposed to foreign currency rate fluctuations. The Group receives over 50% of its revenues in US Dollars and incurs approximately 40% of its costs in US Dollars. A strong sterling as against the US Dollar will reduce the sterling reported results of the US Dollar businesses. Conversely, a weaker sterling against the US Dollar will increase the reported results of the US Dollar business. The Group receives approximately 20% of its revenues in Euros and incurs approximately 20% of its costs in Euros. A strong sterling against the Euro will reduce sterling reported results of the Euro businesses. Conversely, a weaker sterling as against the Euro will increase the reported results of the Euro businesses. Comparability of the Group's business between financial targets can be significantly affected by fluctuations in the sterling against other currencies, particularly against the US Dollar and the Euro.

The Group operates in a competitive environment
The markets for the Group's products and services are competitive and this may have adverse consequences. In its academic, specialist and professional publications business, this could lead to pricing pressure and, in turn, reduced profit margins. In its events' business, this may lead to a reduction in the number of delegates and/or the volume of events and the availability of sponsorship.

The Group could fail to attract or retain senior management or other key employees
The failure to attract or retain key employees could seriously impede the financial plans, growth and other objectives of the Group. The success of the Group depends to a substantial extent not only on the ability and experience of its senior management but also on the individuals and teams that service its customers and maintain its client relationships. The Directors believe that the Group's future success will depend, to a large degree, on its ability to attract and retain additional highly skilled and qualified personnel and to expand, train, manage and motivate its employees.

Damage to reputation and or brand could lead to an adverse impact on the Group
The Group's businesses are in part dependent on the success of their branded publications and events. These brands are important in attracting high quality contributors, advertising revenues, speakers, delegates and sponsorship. If the reputation, customer experience or quality of any of the Group's major publications, PI businesses or larger events was to be damaged then there could be an adverse impact on the Group.

The Group's intellectual property rights could be challenged and enforcement of those rights could be costly
A substantial element of the Group's products and services comprise intellectual property content delivered through a variety of media, including journals, books, printed training materials and the internet. Whilst the Group relies on trademark, copyright, patent and other intellectual property laws to establish and protect its proprietary rights in these products and services, it cannot be certain that its proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from its proprietary rights without the Company's authorisation. Similarly, whilst the Group endeavours through a variety of means to ensure that product offerings do not infringe on the intellectual property rights of others, such products often include content compiled from outside sources, and claims by third parties that such products infringe on their proprietary rights could adversely affect individual product lines. As regards online content, whilst there is certain internet-specific copyright legislation in the United States and in the European Union, there remains significant uncertainty as to its scope and enforceability. In the United States, copyright laws are increasingly coming under legal challenge.

Data protection and security of databases could be compromised
The Group has valuable databases. If these were damaged or accessed by a competitor then the ability of the Group to operate and access these databases could be adversely impacted. This could have a material adverse impact on the Group's revenue and profits. In addition, access to these databases could enable one of the Company's competitors to compete more effectively.

Internet and electronic delivery platforms, networks or distribution systems
The Group's businesses are increasingly dependent on electronic platforms and distribution systems, primarily the internet, for delivery of their products and services. The Group's ability to use the internet may be impaired due to infrastructure failures, service outages at third party internet providers or increased government regulation. If disruptions, failures, or slowdowns of the Group's electronic delivery systems or the internet occur, its ability to distribute its products and services effectively and to serve its customers may be adversely affected.

Auditors

Each of the persons who is a Director at the date of the approval of this annual report confirms that:

- so far as the Director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the Director has taken all the steps that he/she ought to have taken as a Director in order to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of the information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

By order of the Board

John Burton
Company Secretary

14 March 2007

The Company is committed to the principles of corporate governance contained in the Combined Code on Corporate Governance (the Code) for which the Board is accountable to shareholders. Throughout the year ended 31 December 2006 the Company was in compliance with all the Code provisions set out in Section 1 of the Code.

The paragraphs below and in the Directors' Remuneration Report, explain how the Company has applied the Principles of Good Governance set out in Section 1 of the Code.

The Board

The Group is controlled through its Board of Directors. The Board's main roles are to create value for shareholders, to provide leadership of the Group, to approve the Group's strategic objectives and to ensure that the necessary financial and other resources are made available to enable those objectives to be met.

A schedule which sets out the matters reserved for the Board's approval is reviewed and updated annually. The specific responsibilities reserved for the Board include: approving the Group's long-term objectives and commercial strategy; approving the Group's annual operating and capital expenditure budgets; reviewing operational and financial performance; approving major acquisitions, disposals and capital projects; reviewing the Group's systems of internal controls and risk management; reviewing the environmental, health and safety policies of the Group; approving appointments to and removals from the Board and of the Company Secretary; and approving policies relating to Directors' remuneration.

The Board has delegated the following activities to the Executive Directors: the development and recommendation of strategic plans for consideration by the Board that reflect the longer-term objectives and priorities established by the Board; implementation of the strategies and policies of the Group as determined by the Board; monitoring of the operating and financial results against plans and budgets; monitoring the performance of acquisitions and investments against plans and objectives; prioritising the allocation of capital, technical and human resources and developing and implementing risk management systems.

The Roles of the Chairman and Chief Executive

The division of responsibilities between the Chairman of the Board and the Chief Executive is clearly defined.

The Chairman leads the Board and is responsible for organising the business of the Board, setting its agenda and ensuring its effectiveness. The Chairman is also responsible for ensuring that Directors receive accurate, timely and clear information and for effective communication with shareholders. The Chairman facilitates the effective contribution of Non-Executive Directors and constructive relations between the Executive and Non-Executive Directors.

The Chief Executive has direct charge of the Group on a day-to-day basis and is accountable to the Board for its operational and financial performance. The Chief Executive is also primarily responsible for developing and articulating the Company's strategy and for day-to-day dealings with shareholders, particularly following the interim and year-end results announcements.

Senior Independent Director

Mr Mapp has been designated the Senior Independent Director since 10 March 2005 and is available to meet shareholders on request and to ensure that the Board is aware of any shareholder concerns not resolved through existing mechanisms for investor communication.

Directors and Directors' Independence

As of 31 December 2006 the Board comprised a Non-Executive Chairman, four independent Non-Executive Directors and three Executive Directors. The names of the Directors, together with their brief biographical details, are given on pages 40 and 41. All Directors have served throughout 2006.

The Board includes independent Non-Executive Directors who constructively challenge and help develop proposals on strategy and bring strong, independent judgement, knowledge and experience to the Board's deliberations. The independent Directors are of sufficient calibre and number that their views carry significant weight in the Board's decision-making process.

The Board considers all of its Non-Executive Directors to be independent in character and judgement. The Board has considered the independence of Mr Watson with particular care in view of his position as a partner at the law firm of CMS Cameron McKenna, one of several legal advisers used by the Company. The Board does not consider the relationship between the Company and the law firm to be of a material nature given that the transaction values between the two entities have not exceeded 1% of their respective total revenues during each of the three years ended 31 December 2006. In addition, Mr Watson does not lead any transaction or have any active role in any work undertaken by the law firm on behalf of the Company.

There is an agreed procedure in place for the Directors to obtain independent professional advice, at the Group's expense, should they consider it necessary to do so in order to carry out their responsibilities.

The other significant professional commitments of the Chairman, Mr Hooper, are summarised on page 40.

Professional Development

On appointment the Directors receive relevant information about the Group, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the principal Board committees and the powers delegated to those committees, the Group's corporate governance policies and procedures and the latest financial information about the Group. This is supplemented by visits to key locations and meetings with key senior executives. On appointment Directors are also advised of their legal and other duties and obligations as a Director of a listed company.

Throughout their period in office, the Directors are continually updated on the Group's business and the environment in which it operates, by written briefings and by meetings with senior executives, who are invited to attend and present at Board meetings from time to time. They are also updated on any changes to the legal and governance requirements of the Group, which affect themselves as Directors and are able to obtain training, at the Group's expense, to ensure they are kept up to date on relevant new legislation and changing commercial risks.

Performance Evaluation

The Board utilises a formal and rigorous process, led by the Chairman, for the annual evaluation of the performance of the Board, its principal committees and individual Directors, with particular attention to those who are due for re-appointment. On appointment the Directors are made aware that their performance will be subject to evaluation.

For 2006 the evaluation was performed by the Chairman who conducted a series of focused interviews with each member of the Board in his or her capacity as a Director and, where applicable, as a member or Chairman of a principal committee. The findings and recommendations of the review were presented to the Board as a whole, with a view to implementing any recommendations made to improve the overall effectiveness of the Board during 2007. The Non-Executive Directors, led by the Senior Independent Director, also met without the Chairman present to conduct an evaluation of the Chairman's performance.

Re-election

Subject to the Company's Articles of Association, the Companies Act and satisfactory performance evaluation, Non-Executive Directors are appointed for an initial period ending on the date of the Company's next AGM and thereafter subject to annual review and re-election.

The Company Secretary

The Company Secretary is responsible for advising the Board through the Chairman on all governance matters and all Directors have access to the advice and services of the Company Secretary.

Information

Regular reports and papers are circulated to the Directors in a timely manner in preparation for Board and Committee meetings. These papers are supplemented by any information specifically requested by the Directors from time to time.

The Non-Executive Directors receive monthly management reports from the Chief Executive and the Finance Director which enable them to scrutinise the Group's and management's performance against agreed objectives.

Relations with Shareholders

In fulfilment of the Chairman's obligations under the Code, the Chairman provides the Board with feedback on any issues raised with him by shareholders.

In addition, the Executive Directors have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance. These include meetings with the Group's largest institutional shareholders on an individual basis following the announcement of the Group's interim and annual results. In addition, the Group responds to individual ad hoc requests for discussions from institutional shareholders. Following meetings held with shareholders after the interim and annual results announcements, the Board receives feedback from each of the Chief Executive, the Group's brokers and its public relations advisers on investor perceptions. External analysts' reports on the Group are also circulated to all Directors, as are monthly reports of significant changes in the holdings of larger investors.

The Annual General Meeting (AGM), for which at least 20 working days' notice is given and where shareholders are invited to ask questions during the meeting and are able to meet with the Directors after the meeting, is normally attended by all the Directors. The number of proxy votes for, against or withheld in respect of each resolution is disclosed at the AGM and a separate resolution is proposed for each item.

The Group's corporate website at www.informa.com contains a wide range of information of interest to both institutional and private investors, including any announcements made by the Company to the London Stock Exchange as well as video recordings of the interim and annual presentations made to analysts.

Internal Control and Risk Management

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board has an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. In accordance with the revised Turnbull guidance on internal control published in October 2005, the Board regularly reviews this process, which has been in place from the start of the year to the date of approval of this Report.

The Board regularly reviews the effectiveness of the Group's system of financial and non-financial internal controls, including operational and compliance controls, risk management and the Group's high-level internal control arrangements. The Board's monitoring is based principally on reviewing reports from management to consider whether significant risks have been identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring. The Board has also performed an assessment for the purpose of this Annual Report. This assessment considers all significant aspects of internal control arising during the period covered by the Report including the work of Group Internal Control (consisting of Business Risk and Internal Audit). The Audit Committee assists the Board in discharging its review responsibilities.

The Directors view the careful management of risk as a key management activity. The risk assessment process has been embedded through the annual planning cycle into the operations of the Group and identifies the significant risks. The Executive Directors discuss the results of these assessments with operational management during planning presentations. In addition, the results are also consolidated and presented to the Company's Risk Committee for discussion and review, and drive the allocation of Group Internal Control resource to provide assurance on significant risks in its annual plan.

Board Meetings and Committees

The number of scheduled Board meetings and committee meetings attended as a member by each Director during the year was as follows:

	Scheduled Board meetings (of 8)	Nomination Committee meetings (of 2)	Remuneration Committee meetings (of 4)	Audit Committee meetings (of 3)
R Hooper	7	2	1*	–
P Rigby	8	–	–	–
D Gilbertson	8	–	–	–
A Foye	8	–	–	–
D Mapp	8	2	4	3
S Watson	7	2	4	2
P Kirby	8	2	4	–
J Davis	6	–	–	3

*Mr Hooper was not a member of the Remuneration Committee during the period prior to 1 December 2006 in which the other meetings were held. He was appointed on 1 December 2006 on the basis that he was independent on his appointment as Chairman, and therefore eligible, following a change made to the Code, to sit on this Committee.

Nomination Committee

The Company has established a Nomination Committee whose terms of reference, which were updated by the Board in October 2005, are available on the Company's website.

The membership of the Nomination Committee throughout 2006 comprised the Chairman and all the other Non-Executive Directors.

The Nomination Committee considers the mix of skills and experience that the Board requires and seeks the appointment of Directors who meet those requirements to ensure that the Board is effective in discharging its responsibilities.

The Nomination Committee met twice during 2006, in each case under the Chairmanship of the Senior Independent Director, for the purpose of: (1) deciding to appoint Mr Hooper as a member of the Remuneration Committee; and (2) discussing and resolving who should succeed Mr Hooper as Chairman upon his planned retirement from the Board at the AGM to be held in May 2007. The latter process began by identifying the core competencies and attributes required of the candidate to fill the role. The current structure of the Company's board leadership team was considered, in particular the relationship of the roles of the Chairman, Chief Executive, Managing Director and Finance Director. As a result it was concluded that the current Chief Executive, Mr Rigby, should be asked to become Chairman and Mr Gilbertson should be asked to become Chief Executive (with his existing position of Managing Director to be abolished). It was also concluded that the current Board should retain only three Executive Directors but that a fifth Non-Executive Director should be appointed. The Nominations Committee would meet again for this purpose following the outcome of the consultation process with the six largest shareholders in relation to the proposal concerning Mr Rigby and Mr Gilbertson.

Remuneration Committee

The membership of the Remuneration Committee is set out on page 53 in the Directors' Remuneration Report. The Committee's terms of reference, which were updated by the Board in October 2005, are available on the Group's website. The Committee's principal responsibilities are to:

- set, review and recommend to the Board for approval the remuneration policy and strategy with respect to the Executive Directors;
- set, review and approve the individual remuneration packages of the Executive Directors including terms and conditions of employment and any changes to the packages; and
- approve the introduction and rules of any Group share-based incentive schemes.

Audit Committee

The membership of the Audit Committee throughout 2006 comprised Mr Mapp (Chairman of Committee), Mr Watson and Mr Davis.

The Audit Committee has at least one member possessing recent and relevant experience, as described in the Smith Report appended to the Code. Mr Mapp has extensive experience of audit committee procedures, and Mr Davis is a qualified chartered accountant and the Chief Financial Officer of Yell Group plc, a FTSE 100 company.

The Audit Committee monitors the integrity of the Group's financial statements and any formal announcements relating to the Group's performance. The Committee is responsible for monitoring the effectiveness of the external audit process and making recommendations to the Board in relation to the appointment, re-appointment and remuneration of the external auditors. It is responsible for ensuring that an appropriate relationship between the Group and the external auditors is maintained, including reviewing non-audit services and fees. The Committee also reviews annually the Group's system of internal controls and the process for monitoring and evaluating the risks faced by the Group. It reviews the effectiveness of the Group Internal Control function (consisting of Business Risk Management and Internal Audit) and is responsible for approving, upon the recommendation of the Chief Executive, the appointment and termination of the head of that function.

The Committee meets as appropriate with the Executive Directors and management, as well as privately with both the external and internal auditors.

In 2006 the Committee discharged its responsibilities primarily by:

- reviewing the Group's draft preliminary and interim results statements prior to Board approval and reviewing the external auditors' detailed reports thereon;
- reviewing the Group's pre-close period updates prior to their release;
- reviewing the appropriateness of the Group's accounting policies;
- reviewing regularly the impact on the Group's financial statements of matters such as the adoption of International Financial Reporting Standards;
- recommending to the full Board, which adopted the recommendation, the reappointment of Deloitte & Touche LLP as the Group's external auditors;
- reviewing and approving the audit fee and reviewing non-audit fees payable to the Group's external auditors;
- reviewing the external auditors' plan for the audit of the Group's accounts, which included key areas of scope of work; key risks on the accounts; confirmations of auditor independence and the proposed audit fee and approving the terms of engagement for the audit;
- reviewing the Group's system of controls and its effectiveness;
- reviewing the Group's systems to identify and manage risks;
- reviewing the ongoing reports from Business Risk Management; and
- reviewing post-acquisition reports on integration and performance of significant recent acquisitions compared to plans.

The Audit Committee also monitors the Group's whistle blowing procedures to ensure that appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action.

The Audit Committee's terms of reference, which were updated by the Board in October 2005, are available on the Company's website.

Auditor Independence and Objectivity

The Audit Committee regularly monitors the scope of the services and the non-audit services being provided to the Group by its external auditors to review the independence and objectivity of the external auditors, taking into consideration the relevant professional and regulatory requirements, so that these are not impaired by the provision of permissible non-audit services. Any activities that may be perceived to be in conflict with the role of the external auditors must be submitted to the Committee for approval prior to engagement.

Corporate Responsibility

At Informa the Group endeavours to practise its business with integrity, respecting the different cultures, dignity and rights of individuals everywhere it operates.

Mr Keith Brownlie has served throughout 2006 as Corporate Responsibility (CR) Director, reporting to Mr Rigby, Chief Executive. Four sub-committees address CR issues, covering Workplace, Marketplace, Community and Environment. The head of each of these sub-committees is a member of the CR Committee, along with Messrs Rigby and Brownlie. The sub-committees meet regularly and have targeted their short, medium and long term actions, which have been agreed by the CR Committee. Further details are included within Informa Corporate Responsibility Update 2006 (CR Update) available on the Group's website at www.informa.com.

The Company has been a constituent member of the FTSE4Good index throughout the year.

Informa's business tenets, which are detailed in its 2006 CR Update, are:

- experiencing Informa's brand values;
- providing the business with core business differentiators;
- leveraging its internal expertise; and
- improving its profits.

Reflecting these, the Group summarises its primary focuses as being:

- living out its corporate values;
- maintaining high standards of Corporate Governance;
- investing in the human and intellectual capital of its business;
- creating responsible intellectual output;
- meeting the expectations of its customers, partners and shareholders;
- being responsible members of the societies in which it operates; and
- using sustainable materials, conserving energy and water and minimising wastage wherever practicable.

The Group has committed itself to harmonising relevant CR policies across the business, engaging with major stakeholders and collecting good quality data in order to build its reputation as a responsible organisation and a great place to work.

Informa's Global Staff satisfaction survey for 2006 focused on the introduction of the Informa values developed in 2005. Divisional executives have been tasked with developing initiatives in order to improve the satisfactions scores in areas that were weakest. These initiatives were presented to senior management as part of the wider budgeting cycle. Informa's CR objectives in 2007 include the conduct of another global employee satisfaction survey in order to show demonstrable changes in employee satisfaction between 2006 and 2007.

Proposed Changes

On 15 May 2007, Mr Hooper will retire as Chairman and be replaced by Mr Rigby, the current Chief Executive. Since this runs counter to the Code, the following changes to the Group's corporate governance shall be made:

- all Directors shall be subject to re-election at each AGM from 15 May 2007 onwards;
- the Senior Independent Director (Mr Mapp) will hold a review meeting with the Chairman and Chief Executive separately at least quarterly;
- the Senior Independent Director will have his own reporting section in the Annual Report, starting with the 2007 Annual Report;
- the Senior Independent Director will chair a meeting of the Non-Executive Directors each year to evaluate the performance of the Executive Directors. This will be coordinated with the Board evaluation (to be carried out by the Chairman and Senior Independent Director) and the Chairman's evaluation (to be carried out by the Senior Independent Director).

In addition, in the first quarter of 2009, the Board proposes to commission an outside consultancy to carry out the board evaluation working with the Chairman and Senior Independent Director. This will specifically include consulting certain shareholders about any concerns they might have with the Board's structure that would have been in place since 15 May 2007.

Introduction

This report has been prepared in accordance with Schedule 7A to the Companies Act 1985. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority. As required by the Act, a resolution to approve the Report will be proposed at the Annual General Meeting.

The Act requires the auditors to report to the Company's members on certain parts of this report and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act 1985. This report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The membership of the Remuneration Committee during 2006 was as follows:

	Period of membership 2006
P Kirby (Chairman of Committee)	1 Jan – 31 Dec
S Watson	1 Jan – 31 Dec
D Mapp	1 Jan – 31 Dec
R Hooper	1-31 Dec

None of the members who served on the Committee during the year had any personal financial interest (other than as a shareholder of the Company), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business. The Committee makes recommendations to the Board.

In determining the Executive Directors' remuneration the Committee consulted Mr Rigby, Chief Executive, about its proposals although no Director played a part in any discussion about his or her own remuneration. The Committee also engaged independent advisers New Bridge Street Consultants LLP (NBS) to provide advice on the structure and operation of Directors' remuneration packages and the Company's share incentive arrangements. For this work NBS have charged fees of £19,850 (excluding VAT). NBS did not provide any other services to the Group.

Remuneration Policy

The remuneration of the Executive Directors is prudently designed to provide for a competitive compensation package which reflects the Group's performance against financial objectives and personal performance criteria. It rewards above-average performance and is designed to attract, motivate and retain high-calibre executives. The performance measurement of the Executive Directors and the determination of their annual remuneration packages are undertaken by the Committee.

There are five elements of the remuneration package for Executive Directors as follows:

- basic annual salary;
- benefits;
- annual bonus;
- share incentives; and
- retirement and life assurance benefits.

The Company's policy is that a substantial proportion of the remuneration of the Executive Directors should be performance-related. As described further below, Executive Directors may earn annual bonus payments of up to 100% of their basic salaries, together with the benefits of participation in performance-based share incentive schemes.

Executive Directors are entitled to accept appointments outside of the Company provided that the Chairman's consent is obtained. During 2006 Mr Rigby served as Non-Executive Chairman of Electric Word plc, for which he received and retained fees of £12,000. Mr Gilbertson served as Non-Executive Chairman of John Brown Holdings Limited, for which he received and retained fees of £33,000. Mr Foye served as a Non-Executive Director of YouGov plc, for which he received and retained fees of £12,500.

Basic Salary

The basic salaries of the Executive Directors are reviewed by the Remuneration Committee prior to the beginning of each year and upon a change of position or responsibility. In deciding appropriate levels, the Committee considers pay practices in the Group as a whole and makes reference to objective research which gives current information on appropriate comparator groups of companies.

A review at the end of 2006 was undertaken with the assistance of independent remuneration consultants NBS. It included a comparison of benchmark data from three comparator groups of companies - one drawn from the FTSE All Share Media Index, of which the Company is a constituent member, a second comprising the members of the old FTSE 350 Media & Entertainment Sector (this group no longer exists following a reclassification by FTSE), and a third drawn from the FTSE All Share Index which comprised companies of a broadly similar size to Informa in terms of market capitalisation, turnover and overseas operations. Following its review, the Committee concluded that it was appropriate to increase the basic salaries of the Executive Directors with effect from 1 January 2007 to the following levels, which reflect the scale of the Group's business, the attendant responsibilities of the Executive Directors and their continued outstanding performance:

	£'000
P Rigby, Chief Executive	600
D Gilbertson, Managing Director	567
A Foye, Finance Director	347

Benefits

Each of the Executive Directors receives a benefit allowance of £25,000 per annum together with private medical insurance cover. In addition, Messrs Rigby and Gilbertson receive permanent health insurance cover.

Annual Bonus

Each of the Executive Directors has the opportunity to earn a bonus of up to 100% of basic salary, subject to the achievement of challenging performance criteria set by the Committee.

In respect of the year ended 31 December 2006, as in the previous year, a bonus of up to 80% of basic salary could be earned based on achievement of a sliding scale of challenging diluted adjusted earnings per share (EPS) targets and up to 20% based on achievement of personal objectives, covering strategic, financial and operational areas. On the basis of both corporate and individual performance and targets having been achieved which reflects another year of outstanding overall performance, the Remuneration Committee determined that 100% bonuses had been earned by each of the Executive Directors.

The Remuneration Committee continues to consider adjusted diluted EPS to be the most suitable financial measurement to determine performance and align the interests of the Executive Directors with those of the Company's shareholders as this measurement of performance can be directly influenced by the performance of the Executive Directors. Therefore, the existing weightings will continue to apply for the year ending 31 December 2007 with the Committee remaining committed to setting targets that encourage and reward the delivery of exceptional levels of performance.

Share Matching Plan

In 2004 and 2005 the Company operated a Share Matching Plan in which the Executive Directors could participate. Following approval at the 2004 Annual General Meeting, the Share Matching Plan was amended to introduce a requirement for the Executive Directors to invest at least 50% of their annual bonuses (net of tax and any other deductions), where such bonus exceeded half of annual basic salary, in the Company's shares. Corresponding awards of free matching shares were then made under the Share Matching Plan. In addition, the requirement was introduced for performance criteria to be achieved in order for the free matching shares to vest. Awards under the amended Share Matching Plan were made in April 2005, as set out on page 58. No further grants will be made under this Plan.

Long Term Incentive Plan

As reported last year, following a review by the Remuneration Committee and after consultation with the Company's principal institutional shareholders undertaken at the beginning of 2006, the Committee concluded that the awards made to the Executive Directors in April 2005 should be the last made under the Share Matching Plan. From 2006 the Executive Directors were invited to participate in the Company's Long Term Incentive Plan (LTIP), which had been introduced and approved by shareholders in 2005.

The first grant of awards to Executive Directors under the LTIP was made in March 2006 and they were given the alternative of:

- a maximum award of 100% of basic salary in the Company's shares, provided they are prepared to sacrifice 5% of that year's basic salary; or
- a maximum award of 50% of basic salary in the Company's shares, with no salary sacrifice required.

The purpose of the higher award for a basic salary sacrifice is to encourage participants to share some of the risk for a greater level of potential benefit and also to help mitigate the cost to the Company of the LTIP. All Executive Directors opted for the maximum award with a 5% sacrifice in basic salary.

The first awards made to the Executive Directors under the LTIP vest subject to continued employment over a three year performance period, including the year of award, and the satisfaction of performance conditions which require both that:

- the Company's Total Shareholder Return is at least at the median compared to the companies constituting, at grant, the FTSE All Share Media Index; and
- the Company's average adjusted diluted EPS grows by at least RPI plus 5% per annum (for 20% of the award to vest) increasing to RPI plus 12% per annum (for 100% of the award to vest).

The Committee reviewed these performance conditions at the end of 2006, having taken advice from NBS. As a result, it concluded that the structure and levels of these performance conditions continue to be appropriate, given (i) the Company's current circumstances, (ii) comparative market practice and (iii) as they encourage both the generation of above market returns to shareholders and the delivery of substantial EPS growth.

Share Incentive Plan

From January 2006 the Executive Directors, along with all other UK employees, were eligible to participate in the Company's Share Incentive Plan (SIP), introduced and approved by shareholders in 2005. The SIP is an Inland Revenue Approved All Employee Share Incentive Plan which offers UK employees the opportunity to purchase up to £1,500 of shares in the Company per annum out of pre-tax salary.

Share Options

Prior to their merger in May 2004, both Informa and Taylor & Francis operated discretionary share option schemes for the benefit of the Executive Directors. In the light of changes to the accounting treatment for share options and changing market practice, the Remuneration Committee decided not to grant options to Executive Directors during 2005 and 2006 and does not intend to do so in the foreseeable future. Details of subsisting options granted to the Executive Directors in 2004 and earlier are shown on page 59.

Share Ownership Guidelines

During early 2006 the Remuneration Committee introduced formal share ownership guidelines requiring the Executive Directors to build up, over a three year period and with pre-existing shareholdings taken into account, a holding in the Company's shares equal to at least one and a half times annual basic salary.

Retirement and Life Assurance Benefits

The Executive Directors are entitled to receive a contribution of 25% of basic salary toward their retirement arrangements. The Company also provides life assurance cover providing for the payment of a lump sum in the event of the insured's death in service.

Mr Gilbertson is a deferred member of the Informa Final Salary Scheme, a defined benefit scheme which provides for a pension on retirement of up to two thirds of final basic salary at the age of 60. Dependants are eligible for dependants' pension and the payment of a lump sum in the event of the member's death in service. Further details of the benefits accrued under the scheme are shown on pages 59 and 60.

Mr Foye ceased to be an active member of the Taylor & Francis Group Pension and Life Assurance Scheme in April 2006. This is a defined benefit scheme which provides for a pension on retirement of up to two thirds of final basic salary at the age of 63. Dependants are eligible for dependants' pension and the payment of a lump sum in the event of the member's death in service. Further details of the benefits accrued under the scheme are shown on pages 59 and 60.

Since (1) both Mr Gilbertson and Mr Foye are no longer active members of any Group pension scheme and (2) neither is eligible to make further tax efficient pension contributions, instead the Company now pays each of them a monthly payment in lieu of pension contributions equal to 25% of basic salary (after deducting any incremental National Insurance costs to the Company). This arrangement also applies to Mr Rigby from 1 January 2007.

Performance Graph

The graph below shows the Company's performance, measured by total shareholder return, compared with the performance of the FTSE All Share Media Index, also measured by total shareholder return, in the five-year period ended 31 December 2006. The FTSE All Share Media Index has been selected for this comparison because the Company is a constituent company of that index.


Informa plc Total Shareholder Return vs FTSE All Share Media Index 2002-2006


300
250
200
150
100
50
0
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Informa plc
FTSE Media All Share Media Index

Directors' Contracts

At 31 December 2006 and in accordance with the Company's policy, each of the Executive Directors had service contracts with an indefinite term under which 12 months' notice must be given by the Company or by the Director. In the event of early termination, each of the Executive Directors' contracts provide for compensation equal to basic salary, bonus, benefits allowance and retirement benefit for the notice period.

Each of the Non-Executive Directors has specific terms of appointment, terminable by three months' notice.

The dates of the Directors' original contracts are shown in the table below, although the contracts have been amended from time to time by letter agreement as required to reflect changes to, for example, salary or fee levels. The contracts, which include details of remuneration, will be available for inspection at the Annual General Meeting.

	Date of original contract
Executive Directors	
P Rigby	25 September 1996
D Gilbertson	27 February 1996
A Foye	1 January 1998
Non-Executive Directors	
R Hooper	10 May 2004
D Mapp	10 May 2004
S Watson	10 May 2004
P Kirby	3 August 2004
J Davis	19 September 2005

Non-Executive Directors

The remuneration of the Non-Executive Directors is determined by the Board within the limits set by the Articles of Association. As stated above, no Director plays a part in any discussion about his or her remuneration. Fees are reviewed annually, taking account of the responsibility and time commitment of the Non-Executive Directors and including a comparison with the level of fees paid by other companies of similar size and complexity.

The basic annual fee payable to Non-Executive Directors in 2006 was £37,100. As Chairman, the total annual fee payable to Mr Hooper was £123,600.

During 2006 the Non-Executive Directors were also paid £2,000 per annum for the additional work performed by them as members of the Nomination, Remuneration and Audit Committees or £3,000 and £10,000 per annum, respectively, as chair of the Remuneration and Audit Committees.

Non-Executive Directors are not eligible to participate in any of the Company's share incentive schemes or join any Company pension scheme.

Audited Information

Aggregate Directors' Remuneration

The total amounts for Directors' remuneration were as follows:

	2006 £'000	2005 £'000
Emoluments	3,080	2,240
Compensation for loss of office	-	930
Gains on exercise of share options	-	524
Retirement contributions	321	678
	3,401	4,372

Directors' Emoluments

	Basic salary/ fees £'000	Bonus accrued £'000	Benefits in kind/allowance £'000	Total 2006 £'000	Total 2005 £'000
Executive Directors					
P Rigby	522 [1]	550	31	1,103	481 [2]
D Gilbertson	494 [1]	520	31	1,045	884
A Foye	294 [1]	310	27	631	542
D Smith (resigned 10 March 2005)	–	–	–	–	1,017 [3]
	1,310	1,380	89	2,779	2,924
Non-Executive Directors					
R Hooper	124	–	–	124	105
D Mapp	51	–	–	51	46
S Watson	43	–	–	43	41
P Kirby	42	–	–	42	40
J Davis	41	–	–	41	10
D Cruickshank (resigned 24 January 2005)	–	–	–	–	4
Aggregate emoluments	1,611	1,380	89	3,080	3,170

1 These salaries reflect the 5% voluntary salary sacrifice made by each of the Executive Directors in order to maximise their LTIP awards as described on pages 54 and 55. Bonus payments are payable on the basis of the gross salary.

2 Mr Rigby waived his contractual right to his bonus for 2005 of £453,000. An equivalent sum was paid as an additional employer pension contribution.

3 This includes, as previously reported, a payment of £930,000 as compensation for loss of office pursuant to the terms of his service contract, comprising basic salary, benefits allowance, pension entitlement and bonus that would have been earned for the year.

The fees shown above for the services of Mr Watson were paid to CMS Cameron McKenna and, for part of the year, for the services of Mr Hooper to Hooper Communications.

Aggregate emoluments disclosed above do not include any amounts in respect of the value of share options granted to or held by Directors, of matching awards made under the Company's Share Matching Plan or of awards under the Company's Long Term Incentive Scheme. Details of these share-based incentives are given below.

Directors' Share Interests

The Directors who held office at 31 December 2006 had the following beneficial interests in the issued share capital of the Company:

	At 31 December 2006 ordinary shares	At 31 December 2005 ordinary shares
R Hooper	14,000	14,000
P Rigby	575,857	575,540
D Gilbertson	599,159	598,842
A Foye	355,574	355,257
D Mapp	40,496	40,496
S Watson	17,650	12,950
P Kirby	–	–
J Davis	10,000	10,000

None of the Directors had any beneficial interests in the shares of other Group companies.

In addition to the beneficial interests in the shares of the Company shown above, Messrs Rigby, Gilbertson and Foye are, for the purposes of the Companies Act 1985, regarded as interested in the 106,495 ordinary shares which Informa Quest Limited, as trustee of the Informa Group Qualifying Employee Share Ownership Trust holds and in the 618,718 ordinary shares which Walbrook Trustees Limited, as trustee of the Informa Group Employee Share Trust holds. Employees of the Group (including Messrs Rigby, Gilbertson and Foye) are potential beneficiaries under these trusts.

Other than the purchase of 42 Share Incentive Plan shares each by Messrs Rigby, Gilbertson and Foye, there have been no changes in Directors' share interests from 31 December 2006 to the date of this Report.

The above interests exclude any shares awarded under the Share Matching Plan, shown below.

Share Matching Plan

Set out below are the details of matching awards granted under the Company's Share Matching Plan:

	At 31 December 2005	Granted during year	Vested during year	At 31 December 2006	Award date	Vesting date	Expiry date
P Rigby	17,808[1]	-	-	17,808[1]	13.04.04	13.04.07	13.04.14
	105,958[2]	-	-	105,958[2]	19.04.05	19.04.08	19.04.15
D Gilbertson	15,792[1]	-	-	15,792[1]	13.04.04	13.04.07	13.04.14
	101,510[2]	-	-	101,510[2]	19.04.05	19.04.08	19.04.15
A Foye	62,144[2]	-	-	62,144[2]	19.04.05	19.04.08	19.04.15

1 Matching award vests on the third anniversary of the date of grant, subject to continued employment on the anniversary date.

2 Matching award granted on 19 April 2005 when the market value of the Company's shares was 405.75p (as adjusted for the July 2005 rights issue). The award vests on the third anniversary of the date of grant, subject to continued employment on the anniversary date and on a sliding scale, subject to the achievement of performance targets over the three year performance period, including the year of grant, as follows:

- one-half share where compound annual adjusted earnings per share growth exceeds the growth in RPI plus 5%;
- two shares where compound annual adjusted earnings per share growth exceeds the growth in RPI plus 12% or more; and
- pro rata on a straight line basis between these two points.

Directors' Share Options

Set out below are the details of options to acquire shares in Informa plc held by the Directors who served during the year. All of the conditions to exercise these options have been satisfied. No share options were granted during 2005 or 2006.

	At 31 December 2005	Lapsed	Exercised	Exercise price (p)	Market price at date of exercise (p)	At 31 December 2006	Exercise period
P Rigby	4,394	-	–	179.91	–	4,394	04.04.00 to 13.04.07
	104,737	-	–	358.04	–	104,737	01.10.02 to 30.09.09
	58,544	-	–	736.61	–	58,544	20.03.03 to 19.03.10
	91,445	-	–	518.75	–	91,445	07.03.04 to 06.03.11
	125,304	-	–	252.38	–	125,304	15.03.05 to 14.03.12
	152,582	-	–	333.04	–	152,582	04.03.07 to 03.03.14
	537,006	-	-			537,006	
D Gilbertson	111,999	-	–	195.54	-	111,999	21.08.01 to 20.08.08
	92,169	-	–	358.04	-	92,169	01.10.02 to 30.09.09
	51,520	-	–	736.61	-	51,520	20.03.03 to 19.03.10
	80,384	-	–	518.75	-	80,384	07.03.04 to 06.03.11
	110,148	-	–	252.38	-	110,148	15.03.05 to 14.03.12
	134,271	-	–	333.04	-	134,271	04.03.07 to 03.03.14
	580,491	-	–	580,491			
A Foye	84,620	-	–	307.24	–	84,620	26.04.04 to 25.04.08
	43,305	-	–	334.82	–	43,305	27.05.05 to 26.05.09
	37,969	-	–	227.15	–	37,969	30.04.06 to 29.04.10
	37,969	-	–	227.15	–	37,969	30.04.06 to 29.04.10
	62,372	-	–	304.16	–	62,372	22.03.07 to 21.03.11
	266,235	-	-	266,235			

The market price of the Company's ordinary shares at 31 December 2006 was 597.00p and the range during the year was between 400.50p to 597.00p. The daily average market price during the year was 473.57p.

Directors' Long Term Incentive Schemes

During 2006 the Executive Directors were granted conditional awards over shares in the Company under the Long Term Incentive Plan as follows:

	No. of shares	Award date	Vesting date
P Rigby	117,082	29.03.06	31.12.08
D Gilbertson	110,696	29.03.06	31.12.08
A Foye	65,992	29.03.06	31.12.08
	293,770		

The grants were made on the terms described on pages 54 and 55.

Directors' Pension Entitlements

Two Directors are members of defined benefit pension schemes provided by the Company or its subsidiaries and have accrued entitlements under the schemes as follows:

	Accrued pension 31 December 2005 £'000	Increase in accrued pension in the year £'000	Accrued pension 31 December 2006 £'000
D Gilbertson	33	1	34
A Foye	89	1	90

The following table sets out the transfer values of the Directors' accrued benefits under the schemes calculated in a manner consistent with 'Retirement Benefit Schemes – Transfer Values (GN11)' published by the Institute of Actuaries and the Faculty of Actuaries:

	Transfer value 31 December 2005 £'000	Contributions made by the Director £'000	Increase in transfer value in the year net of contributions £'000	Transfer value 31 December 2006 £'000
D Gilbertson	325	-	134	459
A Foye	503	-	236	739

The following additional information is given to comply with the requirements of the Listing Rules of the Financial Services Authority, which differ in some respects from the equivalent statutory requirements:

	Increase in accrued pension in the year in excess of inflation £'000	Transfer value of increase in year less Directors' contributions £'000
D Gilbertson	14	1
A Foye	-	-

The transfer values disclosed above do not represent a sum paid or payable to the individual Director; instead they represent a potential liability of the pension scheme.

Contributions paid by the Company directly to Directors or their nominated retirement investment vehicles in respect of their retirement benefit entitlements were as follows:

	2006 £'000	2005 £'000
P Rigby	590	567
D Gilbertson	115	92
A Foye	69	-
D Smith (resigned 10 March 2005)	-	19
	774	678

Mr Rigby waived all of his entitlement to a bonus for 2005 (£453,000) and an equivalent sum was paid as an employer pension contribution.

Approval

This Report was approved by the Board of Directors and signed on its behalf by:

Dr Pamela Kirby
Chairman of the Remuneration Committee

14 March 2007

Statement of Directors' Responsibilities

The Directors are responsible for preparing the Annual Report, Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the IAS Regulation to prepare the Group financial statements under International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's Framework for the Preparation and Presentation of Financial Statements. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP) and applicable law. The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent; and
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report to the Members of Informa plc

We have audited the Group financial statements of Informa plc for the year ended 31 December 2006, which comprise the Consolidated Income Statement, the Consolidated Statement of Recognised Income and Expense, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement and the related notes 1 to 41. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Informa plc for the year ended 31 December 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the other sections of the Annual Report that is cross referred from the Financial Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Director's remuneration and other transactions is not disclosed.

We review whether the Combined Code Compliance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Group financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Reading

14 March 2007

Consolidated Income Statement

	Notes	Year ended 2006 £'000	Year ended 2005 £'000
Continuing operations			
Revenue	6	**1,039,142**	729,280
Change in inventories of finished goods and work in progress		**2,513**	3,091
Raw materials and consumables used		**(349,930)**	(239,360)
Employee benefit expense	10	**(297,248)**	(210,710)
Depreciation expense	20	**(9,113)**	(8,175)
Amortisation of intangible fixed assets	19	**(86,656)**	(49,755)
Impairment of goodwill	18	**(515)**	-
Other expenses		**(169,897)**	(132,953)
Operating profit	15	**128,296**	91,418
Non-operating income and expense		-	(28)
Loss on disposal of available for sale investment		**(812)**	-
Finance costs	11	**(45,654)**	(36,247)
Investment income	12	**4,670**	5,902
Profit before tax		**86,500**	61,045
Deferred tax on UK restructuring		-	(35,224)
Other tax charge		**(18,653)**	(15,054)
Tax charge	13	**(18,653)**	(50,278)
Profit for the year from continuing operations		**67,847**	10,767
Discontinued operations			
Loss for the year from discontinued operations	14	-	(1,885)
Profit for the year		**67,847**	8,882
Attributable to:			
- Equity holders of the parent		**67,368**	8,825
- Minority interests		**479**	57
Earnings per share	17		
From continuing operations			
- Basic (p)		**15.98**	2.76
- Diluted (p)		**15.91**	2.75
From continuing and discontinued operations			
- Basic (p)		**15.98**	2.27
- Diluted (p)		**15.91**	2.26

Consolidated Statement of Recognised Income and Expense

For the Year Ended 31 December 2006

	Notes	Year ended 2006 £'000	Year ended 2005 £'000
Gains on cash flow hedges		**4,800**	3,373
(Loss)/gain on translation of foreign operations		**(62,590)**	4,367
Actuarial gains/(losses) on defined benefit pension schemes	39	**6,817**	(3,766)
Tax on items taken directly to equity	13	**(8,871)**	(3,752)
Revaluation of available for sale investment	23	**33,390**	-
Net (loss)/income recognised directly in equity		**(26,454)**	222
Transferred to profit or loss on cash flow hedges		**(2,572)**	416
Profit for the year		**67,847**	8,882
Total recognised income and expense for the year		**38,821**	9,520
Attributable to:			
- Equity holders of the parent		**38,342**	9,463
- Minority interests		**479**	57
Change in accounting policy to adopt IAS 32 and IAS 39			
Attributable to:			
- Equity holders of the parent	4	-	(5,948)

Consolidated Balance Sheet

	Notes	2006 £'000	2005 £'000
ASSETS			
Non-current assets			
Goodwill	18	**1,124,529**	1,123,418
Other intangible assets	19	**921,229**	935,687
Property and equipment	20	**23,143**	22,868
Available for sale investments	23	**1,012**	10,279
Deferred tax assets	25	**19,900**	13,106
Derivative financial instruments	27 (a)	**6,339**	-
		2,096,152	2,105,358
Current assets			
Inventory	26	**33,601**	31,138
Available for sale investments	23	**38,943**	-
Trade and other receivables	24	**192,987**	185,274
Cash and cash equivalents	27 (a), 36	**19,478**	20,654
Derivative financial instruments	27 (a)	**1,357**	2,425
		286,366	239,491
Non-current assets classified as held for sale		**2,247**	4,574
Total assets		**2,384,765**	2,349,423
EQUITY AND LIABILITIES			
Capital and reserves			
Called up share capital	28	**42,327**	42,152
Share premium account	29	**501,310**	496,826
Reserve for shares to be issued	29	**2,803**	1,124
Merger reserve	29	**496,400**	496,400
Other reserve	29	**37,398**	37,398
ESOP trust shares	29	**(3,332)**	(3,334)
Revaluation reserve	29	**26,190**	-
Hedging and translation reserve	29	**(59,954)**	408
Retained losses	29	**(111,742)**	(145,096)
Equity attributable to equity holders of parent		**931,400**	925,878
Minority interests	30	**589**	110
Total equity		**931,989**	925,988
Non-current liabilities			
Long-term borrowings	27 (a)	**654,841**	692,500
Deferred tax liabilities	25	**244,320**	240,431
Retirement benefit obligation	39	**11,219**	17,729
Provisions	31	**11,769**	1,847
Trade and other payables	32	**3,293**	4,852
		925,442	957,359
Current liabilities			
Short-term borrowings	27 (a)	**103,033**	63,521
Current tax liabilities		**75,227**	58,620
Provisions	31	**1,558**	2,014
Trade and other payables	32	**166,144**	154,476
Deferred income	33	**181,372**	187,445
		527,334	466,076
Total liabilities		**1,452,776**	1,423,435
Total equity and liabilities		**2,384,765**	2,349,423

These financial statements were approved by the Board of Directors on 14 March 2007 and were signed on its behalf by:

Peter Rigby
Director

Anthony Foye
Director

Consolidated Cash Flow Statement

For the Year Ended 31 December 2006

	Notes	Year ended 2006 £'000	Year ended 2005 £'000
Operating activities			
Cash generated by operations	36	**219,358**	160,929
Income taxes paid		**(32,466)**	(12,231)
Interest element of finance lease payments		**-**	(1)
Interest paid		**(42,845)**	(32,921)
Net cash from operating activities		**144,047**	115,776
Investing activities			
Investment income		**4,670**	4,708
Proceeds on disposal of property, equipment and non-current assets classified as held for sale		**2,996**	200
Purchases of intangible software assets	19	**(13,936)**	(5,605)
Purchases of property and equipment	20	**(9,705)**	(9,511)
Purchases of available for sale investments		**-**	(89)
Acquisition of subsidiaries and businesses	35	**(136,207)**	(812,787)
Net cash used in investing activities		**(152,182)**	(823,084)
Financing activities			
Dividends paid		**(39,160)**	(27,271)
Repayments of borrowings		**(352,185)**	(617,287)
New bank loans raised		**397,514**	1,035,914
Repayments of obligations under finance leases		**(28)**	(23)
Proceeds from the issue of share capital		**4,659**	316,935
Net cash from financing activities		**10,800**	708,268
Net increase in cash and cash equivalents		**2,665**	960
Cash and cash equivalents at beginning of year		**16,085**	15,125
Cash and cash equivalents at end of year net of overdrafts		**18,750**	16,085

1 General Information

Informa plc is a company incorporated in the United Kingdom. The address of the registered office is given on page 44. The nature of the Group's operations and its principal activities are set out in Note 7 and in the Corporate and Risk Information section of the Directors' Report on page 44.

These financial statements are presented in pounds sterling (GBP) because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in Note 3.

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but have not yet come into effect:

IFRS 7 *Financial Instruments: Disclosures;* and the related amendment to IAS 1 on capital disclosures
IFRS 8 *Operating Segments*
IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies*
IFRIC 8 *Scope of IFRS 2*
IFRIC 9 *Reassessment of Embedded Derivatives*
IFRIC 10 *Interim Financial Reporting and Impairment*
IFRIC 11 *IFRS 2 - Group and Treasury Share Transactions*
IFRIC 12 *Service Concession Arrangements*

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007. The additional disclosures under IFRS 7 include stating the carrying amount of financial assets and liabilities under each of the classifications in IAS 39 "Financial Instruments: Recognition and Measurement"; an analysis of the age for financial assets that are either past due or impaired; a reconciliation of changes in carrying amounts during a period where impairment is recorded through an allowance account as opposed to a direct reduction to the carrying amount of the financial asset; and additional requirements on providing sensitivity analysis on market risks and how changes in these risks would have impacted profit or loss and equity in the period.

2 Basis of Preparation

On 1 January 2005, Informa plc adopted International Financial Reporting Standards ("IFRS"). The financial statements have also been prepared in accordance with IFRS adopted by the European Union and therefore comply with Article 4 of the EU IAS Regulations.

IAS 19 "Employee benefits", issued in December 2004, was adopted by Informa plc on 1 January 2005, in advance of the effective date of 1 January 2006. Therefore actuarial gains and losses arising on defined benefit pension schemes are presented without restatement in the Consolidated Statement of Recognised Income and Expense for 2005 and 2006.

Management believe that adjusted operating profit (Note 9) and adjusted earnings per share (Note 17) provide additional useful information on underlying trends to shareholders. These measures are used for internal performance analysis and incentive compensation arrangements for employees. The term adjusted is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit. The principal adjustments made are in respect of:

- Restructuring costs – the costs incurred by the Group in reorganising and integrating businesses, in relation to acquisitions and closures, are classified as restructuring;
- Amortisation and impairment of acquired intangible assets – the Group continues to amortise these intangible fixed assets and test for impairment of those assets but does not see these charges as integral to underlying trading;
- Finance income and costs – gains/losses made on exchange contracts for hedging capital transactions which do not qualify for hedge accounting in accordance with IAS 39 "Financial Instruments: Recognition and Measurement";
- Bank facility fees written off – capitalised facility fees are amortised over the loan periods but where syndicated loan facilities have been terminated early and new facilities undertaken on funding major acquisitions, the unamortised fees are immediately expensed. This accelerated expense is not viewed as being part of operating activities and is thus excluded from the adjusted results; and
- Discontinuing activities – where the Group is in the process of exiting a major geographical location or line of business, having announced the decision but still being in the process of winding down trade.

The Group's operations are split into three broad market sectors of Academic & Scientific, Professional and Commercial. These divisions are further analysed into more specific segments which bring together products in comparable market areas under common business heads. This is how the Group's operational management is structured and its results are reviewed and thus form the primary reporting segments (Note 7).

3 Accounting policies

Basis of accounting

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain assets and financial instruments. The principal accounting policies adopted, all of which have been consistently applied, are set out below.

Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all of its subsidiaries and joint ventures. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The results of subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the results of acquired subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expense are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity and consist of the amount of those interests at the date of the original business combination plus their share of changes in equity since that date.

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control, which is when the strategic and operating policy decisions require the unanimous consent of the parties sharing control. The arrangements the Group has entered into involve the establishment of a separate entity in which each venturer has an interest. The Group reports its interests using proportionate consolidation and combines its share of the assets, liabilities, income and expense with the equivalent items in the consolidated financial statements on a line by line basis.

Revenue

Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes, and provisions for returns and cancellations.

Subscription income is deferred and recognised over the term of the subscription. Conference income is deferred and recognised when the conference is held. Income from managed events represents fees earned and is recognised when the event is held. Consulting and training revenues are recognised as services are delivered. Where consultancy services are provided over a period of time, revenue is recognised using the stage of completion method when the outcome of the contract can be measured reliably. The stage to completion is determined with regard to key milestones in the contract being attained and the percentage of services performed under the contract as a percentage of the total services to be performed. Royalty revenue is recognised as the franchisee recognises their revenue.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of an acquisition is measured at the aggregate of fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for resale in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", which are recognised and measured at fair value less costs to sell.

3 Accounting policies continued

Goodwill

Goodwill arising on the acquisition of subsidiary companies and businesses is calculated as the excess of purchase consideration over the fair value of net identifiable assets and liabilities at the date of acquisition. It is recognised as an asset at cost, assessed for impairment at least annually and subsequently measured at cost less accumulated impairment losses. Any impairment is recognised immediately in the Income Statement and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash generating units, as defined by the Board for internal management purposes, expected to benefit from the combination. Goodwill is tested for impairment annually or more frequently when there is an indication that it may be impaired. Where an impairment test is performed a discounted cash flow analysis is carried out based on the cash flows of the cash generating unit compared with the carrying value of that goodwill. Management estimate the discount rates as the risk affected cost of capital for the particular cash generating units. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.

Upon disposal the attributable carrying value of goodwill is included in the calculation of the profit or loss on disposal.

Intangible assets

Intangible assets are initially measured at cost. For business combinations, cost is calculated based on the Group's valuation methodologies (Note 5). These assets are amortised over their estimated useful lives on a straight line basis, which are as follows:

Book lists	20 years
Journal titles	20-40 years
Database content and intellectual property	4-10 years
Large scale events and exhibitions	8-10 years

Software, which is not integral to a related item of hardware, is included in intangible assets. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll related costs for employees who are directly associated with, and who devote substantial time to, the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its internal purpose. These costs are amortised over their expected useful lives which are deemed to be 3-5 years.

The expected useful lives of intangible assets are reviewed annually.

Property and equipment

Property and equipment is recorded at cost less accumulated depreciation and provision for impairment. Depreciation is provided to write off the cost less the estimated residual value of property and equipment on a straight line basis over the estimated useful lives of the assets. The rates of depreciation are as follows:

Freehold buildings	50 years
Leasehold land and buildings	Over life of the lease
Equipment, fixtures and fittings	3-15 years
Freehold land is not depreciated	

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the Income Statement.

Impairment of tangible and intangible assets excluding goodwill

At each Balance Sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

3 Accounting policies continued

Available for sale investments

Available for sale investments are held at fair value where movements are taken through equity.

Non-current assets classified as held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Inventory

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and expenses incurred in bringing the inventory to its present location and condition. Net realisable value represents the estimated selling price less marketing and distribution costs expected to be incurred.

Foreign currencies

Transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the Balance Sheet date are retranslated at the rates ruling at that date. These translation differences are disclosed in the Income Statement.

Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the Income Statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts and cross currency swaps (see below for details of the Group's accounting policies in respect of such derivative financial instruments).

The balance sheets of foreign subsidiaries are translated into pounds sterling at the closing rates of exchange. The results are translated at an average rate, recalculated for each month between that month's closing rate and the equivalent for the preceding month.

Foreign exchange differences arising from the translation of opening net investments in foreign subsidiaries at the closing rate are taken directly to the hedging and translation reserve. In addition, foreign exchange differences arising from retranslation of the foreign subsidiaries' results from average rate to closing rate are also taken directly to the Group's hedging and translation reserve. Such translation differences are recognised in the Income Statement in the financial year in which the operations are disposed of. The translation movement on matched long-term foreign currency borrowings, qualifying as hedging instruments under IAS 39, are also taken directly to the hedging and translation reserve.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the lease and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The corresponding liability to the lessor is included in the Balance Sheet as a finance lease obligation. Finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the Income Statement.

Operating lease rentals are charged to the Income Statement in equal annual amounts over the lease term.

Rental income from sub leasing property space is recognised on a straight line basis over the term of the relevant lease and is matched with the corresponding payments made under the head lease.

3 Accounting policies continued

Taxation

The tax expense represents the sum of current tax and deferred tax.

Current tax is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Income Statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the Balance Sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax nor accounting profit.

Deferred tax is calculated for all business combinations in respect of intangible assets and properties. A deferred tax liability is recognised to the extent that the fair value of the assets for accounting purposes exceeds the value of those assets for tax purposes and will form part of the associated goodwill on acquisition.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, including interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each Balance Sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the Income Statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Pension costs

Certain Group companies operate defined contribution pension schemes for employees. The assets of the schemes are held separately from the individual companies. The pension cost charge associated with these schemes represents contributions payable and is charged as an expense when they fall due.

The Group also operates funded defined benefit schemes for employees. The cost of providing these benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each Balance Sheet date. Past service cost is recognised immediately to the extent the benefits are vested, and otherwise are amortised on a straight line basis over the average period until the benefits become vested. The current service cost and the recognised element of any past service cost are presented within Operating Profit. The interest cost arising on the pension liability less the interest return on the scheme assets is presented within Finance Costs. Actuarial gains and losses are recognised in full in the period in which they occur, outside of the Income Statement and in the Statement of Recognised Income and Expense. The expected return on scheme assets reflects the estimate made by management of the long-term yields that will arise from the specific assets held within the pension scheme.

The retirement benefit obligation recognised in the Balance Sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets.

Share-based payments

The Group issues equity settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. The fair value of the Share Options and Long Term Incentive Plan is measured using the Binomial or Monte Carlo model of valuation, which are considered to be the most appropriate valuation techniques. The valuation takes into account factors such as non-transferability, exercise restrictions and behavioural considerations. To assign a fair value to share awards granted under the Share Matching Plan where the proportion of the award released is dependent on the level of total shareholder return, the Monte Carlo Simulation methodology is considered the most appropriate.

An expense is recognised to spread the fair value of each award over the vesting period on a straight line basis, after allowing for an estimate of the share awards that will actually vest. The estimate of vesting is reviewed annually, with any impact on the cumulative charge being recognised immediately.

3 Accounting policies continued

Financial instruments

Financial assets and financial liabilities are recognised on the Group's Balance Sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are measured on initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held to maturity debt securities) are measured at amortised cost using the effective interest rate method, less any impairment loss recognised to reflect irrecoverable amounts. An impairment loss is recognised in the Income Statement when there is objective evidence that the asset is impaired, and is measured as the difference between the investment's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the investment at the date the impairment is reversed shall not exceed what the amortised cost would have been had the impairment not been recognised.

All other investments are classified as available for sale, and are measured at subsequent reporting dates at fair value. Fair values are based on market values for listed investments and discounted future cash flows for non-listed investments. Gains or losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the Income Statement for the period. Impairment losses recognised in the Income Statement for equity investments classified as available for sale are not subsequently reversed through the Income Statement. Impairment losses recognised in the Income Statement for debt instruments classified as available for sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible (with a maturity of three months or less) to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the Income Statement using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

3 **Accounting policies** continued

Financial instruments continued

Derivative financial instruments and hedge accounting

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The derivative instruments utilised by the Group to hedge these exposures are primarily interest rate swaps, cross currency swaps and spot and forward foreign exchange contracts. The Group does not use derivative contracts for speculative purposes.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the Income Statement. If the cash flow hedge of a firm commitment or forecast transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the Income Statement in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the Income Statement as they arise.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Income Statement for the period.

Finance costs

Finance costs of debts are capitalised against the debt value on first drawdown of the debt and are recognised in the Income Statement using the effective interest rate method.

ESOP trust shares

Own shares deducted in arriving at shareholders' funds represent the cost of the Company's ordinary shares acquired by the Employee Share Option Plan (ESOP) trusts in connection with certain of the Group's employee share schemes.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the Balance Sheet date, and are discounted to present value where the effect is material.

Restructuring provisions are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties.

4 **IAS 32 and IAS 39**

The Group adopted IAS 32 "Financial Instruments: Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" from 1 January 2005. The Group was required to recognise transitional adjustments in accounting for its financial instruments in accordance with the measurement requirements of IAS 39 at 1 January 2005. The financial impact of the adoption is detailed in the Statement of Recognised Income and Expense.

IFRS 1 required the Group to recognise various transitional adjustments to account for those hedging relationships at 1 January 2005. The accounting for those hedging relationships at transition depended on the nature of the hedged item and the hedged risk.

The Group's interest rate swaps and forward exchange contracts and similar instruments that were fair value hedges of interest and foreign exchange risk on borrowings under UK GAAP were not previously accounted for on the Balance Sheet at their full fair value. In these cases, the difference between the derivative's fair value and its previously reported carrying value has been recognised directly in opening equity (hedging and translation reserve) at 1 January 2005. This had the effect of increasing trade and other receivables (prepayments) by £1,503,000 and increasing trade and other payables (accruals) by £2,451,000. Since this date adjustments to hedged borrowings have been recognised in earnings on an amortised basis. In accordance with IAS 39 the Group increased trade and other payables (accruals) by £5,000,000, as at 1 January 2005, to provide for sales ledger credits which are potentially repayable under local country legislation and relevant statutes.

5 Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the Balance Sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Valuation and asset lives of separately identifiable intangible assets

In order to determine the value of the separately identifiable intangible assets on the acquisition of a business combination, management are required to make estimates when utilising the Group's valuation methodologies. These methodologies include the use of discounted cash flows, revenue and gross profit multiples. Asset lives are estimated based on the nature of the intangible asset acquired and range between 4 and 40 years.

Valuation of share-based payments

In order to determine the value of share-based payments, management are required to make an estimation of the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected volatility is determined by calculating the historical volatility of the Company's share price calculated over one, two and three years back from the date of grant. The list of inputs used in the Binomial and Monte Carlo Simulation models to calculate the fair values are provided in Note 40.

Valuation of financial instruments at fair value

Management have made a number of assumptions with regards to the models used to value financial instruments at their fair value at year end. Note 27 (c) details the methods used to value the primary financial instruments held or issued to finance the Group's borrowing requirements and the derivative financial instruments held to manage the interest rate profile.

Impairment of goodwill and other intangible assets

There are a number of assumptions management have considered in performing impairment reviews of goodwill and intangible assets. Note 18 details the assumptions that have been applied.

Pension assumptions

There are a number of assumptions management have considered on the advice of actuaries which have an impact on the results of the valuation of the pension scheme liabilities at year end. The most significant assumptions are those relating to the rate of return on investments and the rates of increase in salaries and pensions. Note 39 details the assumptions which have been adopted.

Contingent consideration

Contingent consideration relating to acquisitions has been included based on management estimates of the most likely outcome (Note 31).

6 Revenue

An analysis of the Group's income is as follows:

	2006 **£'000**	2005 £'000
Sale of goods	**368,734**	342,013
Rendering of services	**665,567**	385,262
Royalties	**4,841**	2,005
	1,039,142	729,280
Investment income (Note 12)	**3,386**	2,476
Discontinued operations – revenue (Note 14)	-	1,554
	1,042,528	733,310

7 Business and Geographical Segments

Business segments

For management purposes, the Group is currently organised into three operating divisions, Academic & Scientific, Professional and Commercial. These divisions are the basis on which the Group reports its primary segment information. The principal activities are as follows:

Academic & Scientific – provides a portfolio of publications, events and data services for academic and commercial users in the Scientific, Technical & Medical areas and Humanities & Social Sciences areas.

Professional – this division comprises Financial Data Analysis, which focuses on the electronic delivery of news, data and information solutions to the global financial services industry; Performance Improvement, which provides performance analysis, diagnostics and customised training for corporate and government organisations; and Finance, Insurance, Law & Tax based in the UK and Holland, which contains the finance, legal, media, insurance and banking publications and their related conference and course activity.

Commercial – This division consists of two market-facing units, which provide print, electronic, and consultancy services and events to the Telecoms & Media markets and the Maritime & Commodities industries. The division also contains the Group's regional events businesses (those outside the UK and US).

Analysis by market sector	Revenue		Operating profit	
	2006	2005	**2006**	2005
	£'000	£'000	**£'000**	£'000
Academic & Scientific Division				
Scientific, Technical & Medical	**178,738**	156,992	**31,922**	26,523
Humanities & Social Sciences	**116,511**	103,545	**15,906**	16,425
	295,249	260,537	**47,828**	42,948
Professional Division				
Performance Improvement	**225,794**	106,179	**17,709**	5,508
Financial Data Analysis	**63,641**	60,767	**15,823**	17,074
Finance, Insurance, Law & Tax	**83,287**	50,813	**12,615**	5,085
	372,722	217,759	**46,147**	27,667
Commercial Division				
Regional Events	**241,045**	143,066	**12,525**	12,845
Telecoms & Media	**64,736**	48,441	**14,542**	2,352
Maritime & Commodities	**65,390**	59,477	**7,254**	5,606
	371,171	250,984	**34,321**	20,803
Total from continuing operations	**1,039,142**	729,280	**128,296**	91,418

	Adjusted operating profit	
	2006	2005
	£'000	£'000
Academic & Scientific Division		
Scientific, Technical & Medical	**50,618**	41,461
Humanities & Social Sciences	**26,936**	24,002
	77,554	65,463
Professional Division		
Performance Improvement	**34,726**	17,613
Financial Data Analysis	**19,064**	17,938
Finance, Insurance, Law & Tax	**22,012**	9,860
	75,802	45,411
Commercial Division		
Regional Events	**42,280**	18,622
Telecoms & Media	**16,151**	12,011
Maritime & Commodities	**7,304**	5,822
	65,735	36,455
Adjusted operating profit (Note 9)	**219,091**	147,329

7 Business and Geographical Segments continued

Other Information

	Capital additions (Notes 18, 19 & 20)		Depreciation and amortisation (Notes 19 & 20)		Impairment losses recognised in income (Note 18)	
	2006	2005	**2006**	2005	**2006**	2005
	£'000	£'000	**£'000**	£'000	**£'000**	£'000
Academic & Scientific Division						
Scientific, Technical & Medical	**69,029**	97,018	**19,497**	15,187	**-**	-
Humanities & Social Sciences	**49,802**	7,331	**7,543**	8,435	**515**	-
	118,831	104,349	**27,040**	23,622	**515**	-
Professional Division						
Performance Improvement	**15,762**	323,304	**17,983**	11,545	**-**	-
Financial Data Analysis	**13,228**	2,318	**1,937**	1,532	**-**	-
Finance, Insurance, Law & Tax	**3,594**	148,590	**10,358**	4,570	**-**	-
	32,584	474,212	**30,278**	17,647	**-**	-
Commercial Division						
Regional Events	**23,008**	406,502	**29,085**	3,778	**-**	-
Telecoms & Media	**-**	29,219	**1,502**	9,718	**-**	-
Maritime & Commodities	**207**	284	**179**	401	**-**	-
	23,215	436,005	**30,766**	13,897	**-**	-
Unallocated corporate amounts*	**18,832**	2,240	**7,685**	2,764	**-**	-
Consolidated total	**193,462**	1,016,806	**95,769**	57,930	**515**	-

*Unallocated includes shared service centres and corporate balances.

Balance Sheet

	Assets		Liabilities	
	2006	2005	**2006**	2005
	£'000	£'000	**£'000**	£'000
Academic & Scientific Division				
Scientific, Technical & Medical	**803,626**	764,426	**31,206**	15,584
Humanities & Social Sciences	**354,141**	305,789	**14,665**	27,184
	1,157,767	1,070,215	**45,871**	42,768
Professional Division				
Performance Improvement	**336,683**	369,164	**61,326**	51,616
Financial Data Analysis	**97,957**	92,733	**21,296**	30,400
Finance, Insurance, Law & Tax	**136,941**	159,692	**2,340**	2,421
	571,581	621,589	**84,962**	84,437
Commercial Division				
Regional Events	**412,592**	451,177	**95,405**	82,412
Telecoms & Media	**42,217**	49,379	**-**	-
Maritime & Commodities	**36,530**	38,066	**8,057**	6,125
	491,339	538,622	**103,462**	88,537
Unallocated corporate amounts*	**164,078**	118,997	**1,218,481**	1,207,693
Consolidated total	**2,384,765**	2,349,423	**1,452,776**	1,423,435

* Unallocated includes shared service centres and corporate balances, including the Group's net debt and taxation (current and deferred) positions.

The discontinued operations (Note 14) relate to Euroforum France E.U.R.L. and have been excluded from the segmental analysis for 2005. Euroforum France E.U.R.L. previously formed part of the Regional Events segment and in 2005 had revenues of £1,554,000, a net loss of £1,885,000 and an adjusted operating loss of £500,000.

7 **Business and Geographical Segments** continued

Geographical Segments

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

	Revenue by geographical market	
	2006	2005
	£'000	£'000
United Kingdom	**193,902**	116,225
North America	**396,099**	277,180
Continental Europe	**279,636**	211,869
Rest of World	**169,505**	124,006
	1,039,142	729,280

In 2005 revenue of £1,554,000 from the Group's discontinued operations was derived from Continental Europe (Euroforum France E.U.R.L.) (Note 14).

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions (Notes 18, 19 & 20)	
	2006	2005	**2006**	2005
	£'000	£'000	**£'000**	£'000
United Kingdom	**1,053,592**	962,371	**81,116**	184,361
North America	**1,003,742**	1,013,859	**109,924**	607,682
Continental Europe	**201,551**	232,615	**733**	103,504
Rest of World	**125,880**	140,578	**1,689**	121,259
	2,384,765	2,349,423	**193,462**	1,016,806

8 **Restructuring Costs**

	2006	2005
	£'000	£'000
Board level changes	-	1,200
Acquisition integration costs	**7,203**	6,069
Vacant property	-	1,008
	7,203	8,277

In the year ended 31 December 2006, acquisition integration costs comprise reorganisation costs of £3,672,000, redundancy costs of £2,467,000 and vacant property provisions of £1,064,000. These items are included in the other expenses line on the Income Statement except for redundancies which are included in employee benefit expense. Acquisition integration costs of £6,069,000 in the year ended 31 December 2005 consist of reorganisation costs of £3,436,000, redundancies of £2,126,000 and vacant property provisions of £507,000. In 2005, there were also costs associated with Board level changes and £1,008,000 of vacant property costs which relate to a dormant overseas subsidiary and additional provisions in respect of the 2004 US Books reorganisation.

9 Adjusted Figures – Continuing Operations

	2006 £'000	2005 £'000
Reconciliation of operating profit to adjusted operating profit:		
Operating profit	**128,296**	91,418
Adjusting operating profit items		
Restructuring and re-organisation costs (Note 8)	**7,203**	8,277
Intangible asset amortisation[1]	**83,077**	47,634
Impairment of goodwill	**515**	-
Adjusting operating profit items	**90,795**	55,911
Adjusted operating profit	**219,091**	147,329
Reconciliation of statutory profit before tax to adjusted profit before tax:		
Profit before tax	**86,500**	61,045
Adjusting operating profit items	**90,795**	55,911
Loss on disposal of available for sale investment	**812**	-
Finance (income) / costs		
Gain on exchange contract	-	(3,426)
Bank facility fees written off on acquisition of business	-	1,827
	-	(1,599)
Adjusting profit before tax items	**91,607**	54,312
Adjusted profit before tax	**178,107**	115,357
Reconciliation of profit for the year to adjusted profit for the year – from continuing operations:		
Profit for the year from continuing operations	**67,847**	10,767
Adjusted profit before tax items	**91,607**	54,312
Deferred tax adjustment on UK restructuring	-	35,224
Attributable tax expense on adjusting items	**(27,301)**	(13,802)
	(27,301)	21,422
Adjusting profit for the year items	**64,306**	75,734
Adjusted profit for the year from continuing operations	**132,153**	86,501

[1] Excludes software amortisation.

10 Staff Numbers and Costs

The monthly average number of persons employed by the Group (including Directors) during the year, analysed by category, was as follows:

	Number of employees	
	2006	2005
Academic & Scientific Division	**1,779**	1,798
Professional Division	**2,893**	1,994
Commercial Division	**2,921**	1,769
	7,593	5,561

Their aggregate remuneration comprised:

	2006	2005
	£'000	£'000
Wages and salaries	**258,348**	183,512
Social security costs	**27,806**	20,204
Pension costs charged to operating profit (Note 39)	**7,744**	4,982
Redundancy costs	**3,350**	2,012
	297,248	210,710

The remuneration of Directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the remuneration of individual Directors is provided in the audited part of the Directors' Remuneration Report on pages 53 to 60.

	2006	2005
	£'000	£'000
Short-term employee benefits	**3,080**	2,153
Post-employment benefits	**321**	659
Long-term employee benefits	**69**	-
Termination payments	**-**	1,200
Share-based payments	**-**	524
	3,470	4,536

11 Finance Costs

	2006	2005
	£'000	£'000
Interest on bank overdrafts and loans	**43,311**	31,728
Fair value gain on interest rate swap previously recognised in equity	**(842)**	-
Bank loan facility fees expensed on business combination*	**-**	1,827
Finance lease charges	**-**	1
Interest on pension scheme liabilities (Note 39)	**3,185**	2,691
	45,654	36,247

* In July 2005, bank loan facilities expired on the acquisition of IIR Holdings Limited and the unamortised element of the related fees was written off at that date.

12 Investment Income

	2006	2005
	£'000	£'000
Interest on bank deposits	**348**	269
Interest on unwinding of discounted loan	**58**	-
Translation gain on foreign currency loan[1]	**1,284**	-
Gain on exchange contract	**-**	3,426
Return on pension scheme assets (Note 39)	**2,820**	1,999
Profit on disposal of non-current assets classified as held for sale	**160**	208
	4,670	5,902

[1] The Group has borrowings in Japanese Yen as part of the management of its interest profile.

13 Tax

The tax charge comprises:

	Continuing operations		Discontinued operations		Total	
	2006	2005	**2006**	2005	**2006**	2005
	£'000	£'000	**£'000**	£'000	**£'000**	£'000
Current tax:						
UK corporation tax	**20,555**	18,912	-	-	**20,555**	18,912
Foreign tax	**22,925**	3,449	-	8	**22,925**	3,457
Adjustments in respect of prior years	-	1,414	-	-	-	1,414
	43,480	23,775	-	8	**43,480**	23,783
Deferred tax (Note 25):						
Current year	**(24,827)**	(8,729)	-	-	**(24,827)**	(8,729)
Recognition of deferred tax asset	-	35,224	-	-	-	35,224
Total tax on profit on ordinary activities	**18,653**	50,270	-	8	**18,653**	50,278

Corporation tax is calculated at 30 per cent (2005: 30 per cent) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the year can be reconciled to the accounting profit as follows:

	2006		2005	
	£'000	**%**	£'000	%
Profit before taxation:				
Continuing operations	**86,500**		61,045	
Discontinuing operations	-		(1,885)	
	86,500		59,160	
Tax at the UK corporation tax rate of 30% (2005: 30%)	**25,950**	**30**	17,748	30
Tax effect of expenses that are not deductible in determining taxable profit	**18,589**	**21**	7,418	12
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(10,747)**	**(12)**	(3,716)	(6)
Deferred tax not previously recognised	**(15,139)**	**(17)**	(6,396)	(11)
Deferred tax asset (Note 25)	-	-	35,224	60
Tax expense and effective rate for the year	**18,653**	**22**	50,278	85

Of the charge to current tax, £nil related to discontinued operations. In 2005, approximately £8,000 related to discontinued operations arising in the Regional Events market sector, which was disposed of during the year. No tax charge or credit arose on the disposal of the relevant subsidiary.

In addition to the income tax expense charged to the Income Statement, a tax credit of £8,871,000, all of which relates to deferred tax (Note 25) (2005: tax credit of £3,752,000 of which £3,808,000 related to current tax and £(55,000) related to deferred tax), has been recognised in equity during the year.

14 Discontinued Operations

The results of discontinued operations which have been included in the Consolidated Income Statement were as follows:

	2006	2005
	£'000	£'000
Revenue	-	1,554
Expenses	-	(2,054)
Operating loss	-	(500)
Loss attributable to discontinued operations	-	(1,393)
Loss before tax	-	(1,893)
Attributable tax expense	-	8
Net loss attributable to discontinued operations	-	(1,885)

There were no discontinued operations during the year. On 17 June 2005, the Group made the decision to close the operations of Euroforum France E.U.R.L. which carried out all of the Group's French operations. The disposal was effected due to business performance. These discontinued operations contributed £1,773,000 to the Group's 2005 net operating cash flows, paid £nil in respect of investing activities and paid £nil in respect of financing activities.

The effect of discontinued operations on segment results for 2005 is disclosed in Note 7.

15 Operating Profit

Operating profit has been arrived at after charging/(crediting):

	2006 £'000	2005 £'000
Net foreign exchange gains	**(829)**	(2,075)
Auditors' remuneration for audit services (see below)	**1,243**	1,180

Amounts payable to Deloitte & Touche LLP and their associates by the Company and its subsidiary undertakings are provided below:

	2006 £'000	2005 £'000
Fees payable to the Company's auditors for the audit of the Company's annual accounts	**887**	880
Fees payable to the Company's auditors and their associates for other services to the Group:		
Audit of the Company's subsidiaries pursuant to legislation	**226**	203
Audit of the Group's pension schemes	**32**	12
Other services pursuant to legislation	**98**	85
Total audit fees	**1,243**	1,180
IFRS conversion	-	160
Tax services	**23**	75
Corporate finance services	-	494
Other services	-	56
Total non-audit fees	**23**	785

A description of the work of the Audit Committee is set out in the Combined Code Compliance Statement on page 51 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors.

16 Dividends

	2006 £'000	2005 £'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2004 of 5.33p per share (ex-rights issue 4.76p)	-	15,926
Interim dividend for the year ended 31 December 2005 of 2.70p per share (ex-rights issue 2.41p)	-	11,345
Final dividend for the year ended 31 December 2005 of 6.00p per share	**25,275**	-
Interim dividend for the year ended 31 December 2006 of 3.30p per share	**13,885**	-
	39,160	27,271
Proposed final dividend for the year ended 31 December 2006 of 8.90p per share (2005: 6.00p) per share	**37,612**	25,292

Holders of 725,213 (2005: 635,617) ordinary shares of 10p each have waived their rights to receive dividends.

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

17 Earnings per Share

Basic

The basic earnings per share calculation is based on a profit attributable to equity shareholders of the parent of £67,368,000 (2005 profit: £8,825,000). This profit on ordinary activities after taxation is divided by the weighted average number of shares in issue (less those non-vested shares held by employee share ownership trusts) which is 421,619,174 (2005: 388,230,732).

Diluted

The diluted earnings per share calculation is based on the basic earnings per share calculation above except that the weighted average number of shares includes all potentially dilutive options granted by the Balance Sheet date as if those options had been exercised on the first day of the accounting period or the date of the grant, if later, giving a weighted average of 423,346,817 (2005: 390,003,685).

The table below sets out the adjustment in respect of diluted potential ordinary shares:

	2006	2005
Weighted average number of shares used in basic earnings per share calculation	**421,619,174**	388,230,732
Effect of dilutive share options	**1,727,643**	1,772,953
Weighted average number of shares used in diluted earnings per share calculation	**423,346,817**	390,003,685

Adjusted earnings per share

The basic and diluted adjusted earnings per share calculations have been made to allow shareholders to gain a further understanding of the trading performance of the Group. It is based on the basic and diluted earnings per share calculations above except that profits are based on continuing operations attributable to equity shareholders and are adjusted for items that are not perceived by management to be part of the underlying trends in the business and the tax effect of those adjusting items as follows:

	2006	2005
	£'000	£'000
Profit for the financial year from continuing operations	**67,847**	10,767
Minority interests	**(479)**	(57)
Adjusting items net of attributable taxation (Note 9)	**64,306**	75,734
Adjusted profit for the year from continuing operations attributable to equity shareholders	**131,674**	86,444
Earnings per share:		
From continuing operations		
- Adjusted basic (p)	**31.23**	22.27
- Adjusted diluted (p)	**31.10**	22.16

18 Goodwill

	£'000
Cost	
At 1 January 2005	618,023
Recognised on acquisition of subsidiaries	501,801
Additional goodwill recognised during the year relating to prior year acquisitions	4,641
Exchange differences	13,953
At 1 January 2006	**1,138,418**
Recognised on acquisition of subsidiaries (Note 35)	**59,254**
Additional goodwill recognised during the year relating to prior year acquisitions	**636**
Reclassification	**1,698**
Exchange differences	**(60,148)**
At 31 December 2006	**1,139,858**
Accumulated impairment losses	
At 1 January 2005	(15,000)
Impairment losses for the year	-
At 1 January 2006	**(15,000)**
Impairment losses for the year[1]	**(515)**
Exchange differences	**186**
At 31 December 2006	**(15,329)**
Carrying amount	
At 31 December 2006	**1,124,529**
At 31 December 2005	1,123,418

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. The CGUs are in line with the segments as identified in Note 7. The carrying amount of goodwill has been allocated as follows:

	2006 £'000	2005 £'000
Academic & Scientific Division		
Scientific, Technical & Medical	**428,769**	398,571
Humanities & Social Sciences	**146,076**	128,581
	574,845	527,152
Professional Division		
Performance Improvement	**130,100**	141,555
Financial Data Analysis	**68,758**	70,890
Finance, Insurance, Law & Tax	**92,291**	101,616
	291,149	314,061
Commercial Division		
Regional Events	**189,914**	209,223
Telecoms & Media	**36,049**	39,116
Maritime & Commodities	**32,572**	33,866
	258,535	282,205
Consolidated total	**1,124,529**	1,123,418

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates and growth rates for the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts and long-term growth in gross domestic product.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolates cash flows for the following 5 years based on estimated growth rates of between 3 per cent and 6 per cent and a further 15 years based on estimated long-term growth in gross domestic product of 2.5 per cent. The rates do not exceed the average long-term growth rate for the relevant markets. The rates used to discount the cash flows in both 2006 and 2005 for all CGUs are between 7 per cent and 10 per cent.

At 31 December 2006 and 31 December 2005, the carrying amounts of goodwill for CGUs were impairment tested and deemed not to be impaired, other than as noted below. These were calculated based on future projected cash flows discounted at rates as disclosed above, which represented the Group's weighted average cost of capital plus a premium for risk. The weighted average cost of capital for the Group at 31 December 2006 was estimated as 8.20% (2005: 7.58%).

[1] The impairment loss recognised in 2006 relates to the sale on 1 February 2007 of the shares held in Falconbury Limited.

19 Other Intangible Assets

	Book lists and journal titles £'000	Database content and intellectual property £'000	Large scale events and exhibitions £'000	Sub Total £'000	Intangible software assets £'000	Total £'000
Cost						
At 1 January 2005	483,892	-	-	483,892	8,392	492,284
Additions	10,433	369,300	115,515	495,248	5,605	500,853
Asset transfer[1]	-	-	-	-	3,565	3,565
At 1 January 2006	**494,325**	**369,300**	**115,515**	**979,140**	**17,562**	**996,702**
Additions	**48,244**	**42,788**	**18,899**	**109,931**	**13,936**	**123,867**
Prior year acquisitions	-	**3,555**	**(3,555)**	-	**1,046**	**1,046**
Disposals	**(2,671)**	-	-	**(2,671)**	-	**(2,671)**
Exchange differences	**(706)**	**(45,560)**	**(11,565)**	**(57,831)**	**(150)**	**(57,981)**
At 31 December 2006	**539,192**	**370,083**	**119,294**	**1,028,569**	**32,394**	**1,060,963**
Amortisation						
At 1 January 2005	(8,781)	-	-	(8,781)	(2,479)	(11,260)
Charge for the year	(18,424)	(23,008)	(6,202)	(47,634)	(2,121)	(49,755)
At 1 January 2006	**(27,205)**	**(23,008)**	**(6,202)**	**(56,415)**	**(4,600)**	**(61,015)**
Charge for the year	**(21,666)**	**(45,333)**	**(16,078)**	**(83,077)**	**(3,579)**	**(86,656)**
Prior year acquisitions	-	-	-	-	**(1,046)**	**(1,046)**
Disposals	**2,671**	-	-	**2,671**	-	**2,671**
Exchange differences	-	**4,911**	**1,325**	**6,236**	**76**	**6,312**
At 31 December 2006	**(46,200)**	**(63,430)**	**(20,955)**	**(130,585)**	**(9,149)**	**(139,734)**
Carrying amount						
At 31 December 2006	**492,992**	**306,653**	**98,339**	**897,984**	**23,245**	**921,229**
At 31 December 2005	467,120	346,292	109,313	922,725	12,962	935,687

[1] In 2005, additional software items were identified and reclassified as an intangible asset (Note 20).

20 Property and Equipment

	Freehold land and buildings £'000	Leasehold land and buildings £'000	Equipment, fixtures and fittings £'000	Total £'000
Cost				
At 1 January 2005	1,243	3,854	49,738	54,835
Additions[2]	-	817	8,694	9,511
Acquisition of subsidiaries	-	2,481	22,431	24,912
Disposals	(100)	(257)	(6,918)	(7,275)
Reclassified[1]	200	315	(3,880)	(3,365)
Exchange differences	-	107	1,512	1,619
At 1 January 2006	**1,343**	**7,317**	**71,577**	**80,237**
Additions[2]	-	**508**	**9,197**	**9,705**
Acquisition of subsidiaries	-	**179**	**2,433**	**2,612**
Disposals	**(767)**	**(180)**	**(1,749)**	**(2,696)**
Disposals of subsidiaries	-	-	**(139)**	**(139)**
Reclassified[1]	-	-	**(1,046)**	**(1,046)**
Exchange differences	-	**(6)**	**(465)**	**(471)**
At 31 December 2006	**576**	**7,818**	**79,808**	**88,202**
Depreciation				
At 1 January 2005	(221)	(1,618)	(31,517)	(33,356)
Eliminated on disposal	98	255	6,591	6,944
Charge for the year	(31)	(638)	(7,506)	(8,175)
Arising from acquisitions	-	(1,991)	(19,730)	(21,721)
Reclassified[1]	-	(70)	70	-
Exchange differences	-	(64)	(997)	(1,061)
At 1 January 2006	**(154)**	**(4,126)**	**(53,089)**	**(57,369)**
Eliminated on disposal	-	**132**	**2,047**	**2,179**
Charge for the year	**(38)**	**(696)**	**(8,379)**	**(9,113)**
Arising from acquisitions	-	**(98)**	**(1,825)**	**(1,923)**
Disposal of subsidiaries	-	-	**91**	**91**
Reclassified[1]	-	-	**1,046**	**1,046**
Exchange differences	-	**4**	**26**	**30**
At 31 December 2006	**(192)**	**(4,784)**	**(60,083)**	**(65,059)**
Net book value				
At 31 December 2006	**384**	**3,034**	**19,725**	**23,143**
At 31 December 2005	1,189	3,191	18,488	22,868

[1] During 2006 a reclassification of £1,046,000 was made between the cost and depreciation of equipment, fixtures and fittings relating to a prior year acquisition. In 2005 additional software items were identified and reclassified as intangible assets to the value of £3,565,000. Miscellaneous items with a cost of £315,000 and accumulated depreciation of £70,000 were reclassified from equipment, fixtures and fittings to leasehold land and buildings. In 2005 an amount of £200,000 was reclassified from non-current assets held for sale to freehold land and buildings.

[2] Of the £9,705,000 (2005: £9,511,000) additions to property and equipment, the whole amount for both years is represented by cash paid.

Note 38 discloses the contractual commitments for the acquisition of property, plant and equipment the Group had entered into as at 31 December 2006.

The net book value of assets held under finance leases and hire purchase contracts included in property and equipment in the Group was £19,000 (2005: £40,000). The depreciation charge on these assets in the year was £7,000 (2005: £24,000).

21 Subsidiaries

The listing below shows the principal subsidiary undertakings as at 31 December 2006 which principally affected the profits or net assets of the Group. To avoid a statement of excessive length, details of investments which are not significant have been omitted. A full list of the subsidiaries will be included in the Company's annual return:

Company	Country of registration and incorporation	Principal activity	Ordinary shares held
Taylor & Francis Group LLC	USA	Publishing	100%
Taylor & Francis Group Limited	England and Wales	Holding company	100%
Taylor & Francis AS	Norway	Publishing	100%
Taylor & Francis AB	Sweden	Publishing	100%
Agra Informa Limited	England and Wales	Conference organisation and publishing	100%
Euroforum BV	Netherlands	Conference organisation and publishing	100%
Euroforum Deutschland GmbH	Germany	Conference organisation and publishing	100%
IBC Asia (S) Pts Limited	Singapore	Conference organisation and publishing	100%
Informa USA Inc	USA	Conference organisation and publishing	100%
Informa UK Limited	England and Wales	Conference organisation and publishing	100%
Informa Quest Limited	England and Wales	Qualifying employee share trust	100%
Informa Limited	England and Wales	Holding company	100%
MMS Group Holdings Limited	England and Wales	Holding company	100%
PJB Publications Limited	England and Wales	Holding company	100%
IIR Holdings Limited	Bermuda	Holding company	100%
Robbins-Gioia LLC[1]	USA	Performance improvement	100%
AchieveGlobal Inc	USA	Performance improvement	100%
ESI Inc	USA	Performance improvement	100%
IIR Limited	England and Wales	Conference organisation	100%
Institute for International Research Inc	USA	Conference organisation	100%
The Forum Corporation of North America	USA	Performance improvement	100%
Huthwaite Inc	USA	Performance improvement	100%
IIR Deutschland GmbH	Germany	Conference organisation	100%
IIR BV	Netherlands	Conference organisation	100%

Of the above only Informa Limited, MMS Group Holdings Limited, PJB Publications Limited, Informa Quest Limited, Taylor & Francis Group Limited and IIR Holdings Limited are directly owned by Informa plc. The proportion of voting power held is the same as the proportion of ownership interest. The consolidated financial statements incorporate the financial statements of all entities controlled by the Company as at 31 December each year. Refer to Note 3 for further description of the method used to account for investments in subsidiaries.

[1] The holding in Robbins-Gioia is structured by proxy agreement with certain powers retained by the proxy holders to among others, protect the national security interests of the government of the United States of America.

22 Joint Ventures

The Group has a 50 per cent interest in two joint ventures, as detailed below, as at year end.

Informanews Iberia SA

The Group has a 50 per cent interest in Informanews Iberia SA (name changed on 31 January 2006, formerly Alcaron Barreta Y Associados SA), whose principal activity is publishing. Included in the consolidated financial statements are the following items that represent the Group's interest in the assets and liabilities, revenues and expenses of the joint venture:

	2006 £'000	2005 £'000
Current assets	**209**	123
Income	**615**	458
Expenses	**(508)**	(443)
Operating profit	**107**	15

Falconbury Limited

The Group has a 50 per cent interest in Falconbury Limited, whose principal activity is training courses. Included in the consolidated financial statements are the following items that represent the Group's interest in the assets and liabilities, revenues and expenses of the joint venture:

	2006 £'000	2005 £'000
Current assets/(liabilities)	**17**	(141)
Income	**1,102**	719
Expenses	**(978)**	(810)
Operating profit/(loss)	**124**	(91)

The joint venture with Falconbury Limited was terminated on 1 February 2007.

Expomedia Group plc

Further, the Group had a 50 per cent interest in a joint venture with Expomedia Group plc, whose principal activity is staging events. Included in the consolidated financial statements are the following items that represent the Group's interest in the assets and liabilities, revenues and expenses of the joint venture:

	2006 £'000	2005 £'000
Current liabilities	-	-
Income	-	626
Expenses	-	(868)
Operating loss	-	(242)

The joint venture with Expomedia Group plc was terminated on 28 December 2005 effective from 31 August 2005.

23 Available for Sale Investments

	2006 £'000	2005 £'000
At 1 January	**10,279**	10,605
Exchange differences	**24**	(59)
Disposals	**(2,040)**	(577)
Revaluation[1]	**33,390**	-
Reclassification	**(1,698)**	310
At 31 December	**39,955**	10,279
Included in current assets	**38,943**	-
Included in non-current assets	**1,012**	10,279

The investments comprise holdings in both listed equity securities and non-listed equity securities that present the Group with the opportunity for return through dividend and trading gains. They have no fixed maturity or coupon rate. The fair values of listed securities are based on quoted market prices.

[1] The revaluation during the year represents the increase in fair value of the investment held in Blackwell Publishing (Holdings) Limited which was sold on 2 February 2007.

24 Trade and Other Receivables

	2006 £'000	2005 £'000
Trade receivables	**153,095**	144,209
Other receivables	**19,594**	13,915
Prepayments and accrued income	**9,531**	15,782
Conference costs in advance	**10,767**	11,368
	192,987	185,274

The average credit period taken on sales of goods is 32 days (2005: 30 days). An allowance has been made for estimated irrecoverable amounts from the sale of goods of £13,194,000 (2005: £13,563,000). This allowance has been determined by references to past default experience. The Directors consider that the carrying amount of trade and other receivables, which are non-interest bearing, approximates their fair value.

Credit Risk

The Group's principal financial assets are cash and cash equivalents, trade and other receivables, prepayments and accrued income, derivative financial instruments and investments, which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade and other receivables, and prepayments and accrued income. The amounts presented in the Balance Sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the Balance Sheet.

25 Deferred Tax

	Accelerated tax depreciation £'000	Intangibles £'000	Goodwill £'000	Provision for liabilities £'000	Pensions £'000	Other £'000	Losses £'000	Revaluation £'000	Total £'000
At 1 January 2005	878	103,151	(33,339)	(198)	(6,761)	(1,928)	-	-	61,803
Credit to equity for the year	143	-	-	-	1,577	(1,775)	-	-	(55)
Acquisition of subsidiaries	-	146,500	-	-	-	-	(7,418)	-	139,082
Charge/(credit) to profit or loss for the year	573	(12,700)	35,224	198	(135)	(363)	3,698	-	26,495
At 1 January 2006	**1,594**	**236,951**	**1,885**	**-**	**(5,319)**	**(4,066)**	**(3,720)**	**-**	**227,325**
Credit to equity for the year	**-**	**-**	**-**	**-**	**2,047**	**(376)**	**-**	**7,200**	**8,871**
Acquisition of subsidiaries	**-**	**19,837**	**-**	**-**	**-**	**-**	**-**	**-**	**19,837**
Charge/(credit) to profit or loss for the year	**(1,051)**	**(15,310)**	**-**	**-**	**(94)**	**(12,092)**	**3,720**	**-**	**(24,827)**
Foreign exchange movements	**-**	**(6,786)**	**-**	**-**	**-**	**-**	**-**	**-**	**(6,786)**
Reallocation	**-**	**1,885**	**(1,885)**	**-**	**-**	**-**	**-**	**-**	**-**
At 31 December 2006	**543**	**236,577**	**-**	**-**	**(3,366)**	**(16,534)**	**-**	**7,200**	**224,420**

Certain deferred tax assets and liabilities have been offset in accordance with the Group's accounting policy. The following is the analysis of the deferred tax balances (after offset) for Balance Sheet purposes:

	2006 £'000	2005 £'000
Deferred tax liability	**244,320**	240,431
Deferred tax asset	**(19,900)**	(13,106)
	224,420	227,325

At 31 December 2006, the Group has unused tax losses of £nil (2005: £8,856,000) available for offset against future profits. A deferred tax asset of £nil, of which £nil relates to current tax and £nil relates to deferred tax (2005: £3,720,000), has been recognised in respect of these losses.

At the Balance Sheet date, the aggregate amount of post acquisition undistributed earnings for which deferred tax liabilities have not been recognised was £226,500,000 (2005: £161,894,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

26 Inventories

	2006 £'000	2005 £'000
Raw materials	**1,728**	1,778
Work in progress	**6,868**	6,751
Finished goods and goods for resale	**25,005**	22,609
	33,601	31,138

27 Financial Instruments

The Group's activities expose it mainly to the financial risks of changes in foreign currency exchange rates and changes in interest rates. The Group's policy is to hedge these exposures as explained further below using primarily interest rate swaps, cross currency swaps and spot and forward foreign exchange contracts.

Treasury policy

The Board sets the Group's treasury policy to ensure that it has adequate financial resources to develop the Group's businesses and to manage the currency and interest risks to which the Group is exposed. The Group mainly uses foreign exchange forward and spot contracts and interest rate swap contracts to hedge these exposures. All external hedging is performed by the Group Treasury function. The Group does not use derivative financial instruments for speculative purposes. Where a derivative (in whole or in part) cannot be designated in an effective hedge relationship any gain or loss arising on the undesignated portion of the derivative is immediately recognised in the Income Statement. Those derivative financial instruments (or portions thereof) that are not designated in a hedge relationship are classified as held for trading. Group Treasury acts as a service centre operating under the clearly defined regulation of the Board. The Group monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

Funding and cash management

The Group primarily borrows at short-term variable rates under its multi-currency loan facilities. These borrowings are guaranteed by material subsidiary companies. In connection with the acquisition of IIR, in May 2005 the Group arranged for a new five-year loan agreement, becoming effective upon the acquisition of IIR in July 2005 and comprising three facilities:

- A - Term loans of GBP 250m and USD 500m;
- B - Multi-currency revolving facilities of GBP 400m; and
- C - Equity bridge facility of GBP 300m.

The previously existing loan facility was cancelled at the same time. Facility C was repaid and cancelled in July 2005 following the Rights Issue. In 2001, the Group raised USD 50m on the US private placement market. The 7.35% Guaranteed Senior Unsecured Notes in respect of the Private Placement are due in seven equal annual instalments from August 2005 to August 2011.

Operationally, cash pooling arrangements have been organised in primarily GBP, EUR and USD to minimise interest payable on net overdrafts and/or maximise interest receivable on net surplus balances.

Cash flows

Historically and for the foreseeable future the Group has been and is expected to continue to be in a net borrowing position. The Group's policy is to fulfil its borrowing requirements by borrowing in the currencies in which it operates, principally GBP, USD and EUR; thereby providing a natural hedge against projected future surplus USD and EUR cash inflows as well as spreading the Group's interest rate profile across a number of currencies. In addition, GBP denominated borrowings serve to reduce the exposure of the Group's debt to EBITDA banking covenant to movements in exchange rates in respect of currency denominated debt. Therefore the Group seeks to maintain GBP denominated borrowings in the range of 25% - 50% of total borrowings, including where necessary, the selling of USD and EUR for GBP on a regular basis.

In addition, if a significant foreign currency denominated future transaction or cash flow is projected, then the Group may utilise forward foreign exchange contracts to help hedge the associated risk.

Foreign currency risk

Allied to the Group's above policy on the hedging of surplus foreign currency cash inflows, the Group will usually seek to finance its net investment in its principal overseas subsidiaries by borrowing in those subsidiaries' functional currencies, primarily EUR and USD. This policy has the effect of protecting the Group's Consolidated Balance Sheet from movements in those currencies to the extent that the associated net assets exceed the net foreign currency borrowings.

Interest rate risk

The Group seeks to minimise its exposure to fluctuations in interest rates by using interest rate swaps as cash flow hedges to hedge up to 90% of forecast interest payments over a period of up to five years, based on forecast net debt levels by currency during that period. This policy provides a level of certainty of future interest costs by swapping floating to fixed interest payments which in turn assists the predictability of achieving interest-based loan covenants.

Contracts with nominal value of £466,253,000 have fixed interest payments at an average rate of 4.33% for periods up until 30 April 2010 and have floating interest receipts at LIBOR plus 0%.

27 Financial Instruments continued

27 (a) Maturity Profile of Group Financial Assets and Liabilities

Financial liabilities	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2006 Total £'000	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2005 Total £'000
Current										
Overdrafts	**728**	-	-	-	**728**	4,569	-	-	-	4,569
Loan notes	**250**	-	-	-	**250**	293	-	-	-	293
Bank loans	**102,055**	-	-	-	**102,055**	58,659	-	-	-	58,659
Provisions (Note 31)	**547**	-	-	-	**547**	-	-	-	-	-
Total current	**103,580**	-	-	-	**103,580**	63,521	-	-	-	63,521
Non-current										
Bank loans	-	**96,343**	**558,498**	-	**654,841**	-	50,318	636,990	5,192	692,500
Other financial liabilities	-	**558**	**2,735**	-	**3,293**	-	4,852	-	-	4,852
Provisions (Note 31)	-	-	**10,198**	-	**10,198**	-	-	-	-	-
Total non-current	-	**96,901**	**571,431**	-	**668,332**	-	55,170	636,990	5,192	697,352
Total	**103,580**	**96,901**	**571,431**	-	**771,912**	63,521	55,170	636,990	5,192	760,873

The Group had the following committed undrawn borrowing facilities at 31 December:

Expiry date	2006 £'000	2005 £'000
In one year or less	-	-
In more than one year but not more than two years	-	-
In more than two years	**129,053**	217,408
	129,053	217,408

Financial assets	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2006 Total £'000	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2005 Total £'000
Current										
Cash and cash equivalents	**19,478**	-	-	-	**19,478**	20,654	-	-	-	20,654
Other financial assets (Note 23)	**38,943**	-	-	-	**38,943**	-	-	-	-	-
Derivative financial instruments	**1,357**	-	-	-	**1,357**	2,425	-	-	-	2,425
Total current	**59,778**	-	-	-	**59,778**	23,079	-	-	-	23,079
Non-current										
Other financial assets (Note 23)	-	-	-	**1,012**	**1,012**	-	-	-	10,279	10,279
Derivative financial instruments	-	**1,488**	**4,851**	-	**6,339**	-	-	-	-	-
Total non-current	-	**1,488**	**4,851**	**1,012**	**7,351**	-	-	-	10,279	10,279
Total	**59,778**	**1,488**	**4,851**	**1,012**	**67,129**	23,079	-	-	10,279	33,358

27 Financial Instruments continued

27 (b) Interest Rate Profile

The following interest rate and currency profile of the Group's financial liabilities and assets is after taking into account any interest rate and cross currency swaps entered into by the Group.

Financial liabilities	**Fixed rate £'000**	**Floating rate £'000**	**Non-interest bearing £'000**	**2006 Total £'000**	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2005 Total £'000
GBP	**187,014**	**154,228**	**1,361**	**342,603**	187,020	123,817	5,125	315,962
USD	**252,409**	**80,610**	**11,043**	**344,062**	256,676	88,871	-	345,547
EUR	**26,844**	**47,955**	**885**	**75,684**	61,262	28,119	-	89,381
Other European currencies	**-**	**1**	**8**	**9**	-	104	-	104
Other worldwide currencies	**-**	**8,577**	**977**	**9,554**	9,805	74	-	9,879
	466,267	**291,371**	**14,274**	**771,912**	514,763	240,985	5,125	760,873
Of which: Gross borrowings				**757,874**				756,021
Derivative financial instruments				**-**				-
Other financial liabilities				**3,293**				4,852
Provisions (Note 31)				**10,745**				-
				771,912				760,873

The Group draws down on its borrowing facilities at floating rates of interest. A portion of those are then swapped to fixed rates in line with the Group treasury policy. The first portion of these swaps matures within twelve months (£136,819,000; 2005: £25,821,000), the second portion matures in a period greater than one year but less than two years (£100,451,000; 2005: £148,358,000) and the final portion matures between two and five years (£228,983,000; 2005: £340,565,000).

Interest on floating rate liabilities is based on the relevant national inter-bank rates.

Financial assets	**Fixed rate £'000**	**Floating rate £'000**	**Non-interest bearing £'000**	**2006 Total £'000**	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2005 Total £'000
GBP	**2,600**	**6,782**	**39,848**	**49,230**	(1,352)	2,950	10,288	11,886
USD	**5,043**	**3,988**	**114**	**9,145**	3,945	9,348	818	14,111
EUR	**53**	**2,909**	**934**	**3,896**	(81)	-	1,215	1,134
Other European currencies	**-**	**823**	**269**	**1,092**	-	402	396	798
Other worldwide currencies	**-**	**3,578**	**188**	**3,766**	(87)	4,250	1,266	5,429
	7,696	**18,080**	**41,353**	**67,129**	2,425	16,950	13,983	33,358
Of which: Cash and cash equivalents				**19,478**				20,654
Derivative financial instruments				**7,696**				2,425
Other financial assets				**39,955**				10,279
				67,129				33,358

Interest on floating rate bank deposits is based on the relevant national inter-bank rate and may be fixed in advance for up to one month. There were no fixed rate deposits as at 31 December 2006 or 2005.

27 Financial Instruments continued

27 (b) Interest Rate Profile continued

The interest rate profile of fixed rate financial liabilities and the weighted average maturity period of interest-free financial liabilities are analysed below:

	2006			2005		
	Weighted average effective interest rate %	Weighted average for period for which the rate is fixed	Weighted average years to maturity for non-interest liabilities	Weighted average effective interest rate %	Weighted average for period for which the rate is fixed	Weighted average years to maturity for non-interest liabilities
GBP	**4.8**	**2.5**	**3.0**	4.8	3.2	-
USD	**4.2**	**1.8**	**3.3**	4.2	2.6	-
EUR	**3.6**	**0.8**	**2.6**	3.0	2.0	2.0
YEN	-	-	-	1.9	0.3	-
Other	-	-	**3.5**	-	-	-
Gross financial liabilities	4.4	2.0	3.2	3.9	2.6	2.0

Net foreign currency monetary assets / (liabilities)

The net debtors and creditors positions (excluding overdrafts and loans) held in different currencies are analysed below:

	Sterling £'000	US Dollar £'000	Euro £'000	Other £'000	Total £'000
As at 31 December 2005					
GBP	-	2,312	1,729	(307)	3,734
USD	(649)	-	346	1,485	1,182
EUR	-	-	-	-	-
Other	192	-	-	-	192
	(457)	2,312	2,075	1,178	5,108
As at 31 December 2006					
GBP	-	**(4,125)**	**3,975**	**(70)**	**(220)**
USD	-	-	-	**34**	**34**
EUR	-	**(2)**	-	**(22)**	**(24)**
Other	**(93)**	**82**	**4**	-	**(7)**
	(93)	**(4,045)**	**3,979**	**(58)**	**(217)**

The main functional currencies of the subsidiaries of the Group are GBP, USD and EUR. After taking into account foreign currency borrowings of £416,396,000 (2005: £441,133,000) used to hedge against net investments in foreign subsidiaries, the remaining monetary assets and liabilities are in the same currency as the functional currency of the operations involved.

27 Financial Instruments continued

27 (c) Fair Values of Financial Assets and Liabilities

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties and is calculated by reference to market rates discounted to current value. The fair value of these financial instruments was:

Primary financial instruments held or issued to finance the Group's operations

	2006		2005	
	Book value	**Estimated fair value**	Book value	Estimated fair value
	£'000	**£'000**	£'000	£'000
Bank loans and overdrafts (including current portion of long-term borrowings)	**(102,783)**	**(102,783)**	(63,228)	(63,228)
Loan notes due in less than one year	**(250)**	**(250)**	(293)	(293)
Long-term borrowings	**(654,841)**	**(655,494)**	(692,500)	(692,500)
Cash deposits	**19,478**	**19,478**	20,654	20,654
Other financial assets	**39,955**	**39,955**	10,279	10,279
Other financial liabilities	**(3,293)**	**(3,293)**	(4,852)	(4,852)
Provisions	**(10,745)**	**(10,745)**	-	-

The carrying value of primary financial instruments approximates to fair value due to the short maturity of the instruments or because they bear interest at rates approximate to the market. The fair value of the other financial assets is calculated based on the quoted market price where applicable, excluding any transaction costs.

Derivative financial instruments held to manage the interest rate profile

	2006		2005	
	Carrying amount	**Estimated fair value**	Carrying amount	Estimated fair value
	£'000	**£'000**	£'000	£'000
Interest rate swaps (Note 27 (b))	**7,696**	**7,696**	2,425	2,425

Fair values are determined by calculating the expected cash flows under the terms of each specific contract, discounted back to their present value. The expected cash flows are determined by modelling cash flows using appropriate financial market pricing models. Discounting is achieved through constructing discount curves derived from the market price of the most appropriate observable interest rate products such as deposits and interest rate futures and swaps. The carrying amount of the interest rate swaps comprise £2,600,000 (2005: £(1,352,000)) in GBP, £5,043,000 (2005: £3,945,000) in USD, £53,000 (2005: £(81,000)) in EUR and £nil (2005: £(87,000)) in other worldwide currencies.

28 Share Capital

	2006	2005
	£'000	£'000
Authorised		
600,000,000 (2005: 600,000,000) ordinary shares of 10p each*	**60,000**	60,000

* During the year no additional ordinary shares of 10p each were authorised (2005: 100,000,000 ordinary shares of 10p each were authorised on the acquisition of IIR Holdings Limited by Informa Group plc).

	2006	2005
Issued and fully paid		
423,265,712 ordinary shares of 10p each (2005: 421,521,110 of 10p each)	**42,327**	42,152

	2006	2005
	£'000	£'000
At 1 January	**42,152**	29,946
Options exercised	**175**	176
Issue of share capital	**-**	12,030
At 31 December	**42,327**	42,152

Movements in called up share capital

During the year the Group issued 1,744,602 (2005: 1,763,165) ordinary shares of 10p for a consideration of £4,659,000 (2005: £5,248,000) with a nominal value of £175,000 (2005: £176,000) as a result of the exercise of share options.

On 25 July 2005, the Group issued 120,300,000 ordinary shares as part of a two-for-five rights issue, with a nominal value of £12,030,000 and a fair value of £311,700,000 to shareholders to partially fund the acquisition of IIR Holdings Limited.

28 Share Capital continued

Share Options

As at 31 December 2006, outstanding options to subscribe for ordinary shares of 10p were as follows:

Number	Exercise price per share (pence)	Exercise period
13,081	10.00	07.05.00 to 06.05.07
1,792	16.74	01.10.00 to 30.09.07
81,092	195.54	21.08.01 to 20.08.08
135,755	195.54	21.08.01 to 20.08.08
36,732	179.91	14.04.00 to 13.04.07
43,016	243.79	21.04.01 to 20.04.08
73,316	215.20	01.10.01 to 30.09.08
2,072	277.23	23.04.02 to 22.04.09
6,755	358.03	01.10.02 to 30.09.09
243,104	358.03	01.10.02 to 30.09.09
110,064	736.61	20.03.03 to 19.03.10
1,249,614	564.73	25.04.03 to 24.04.10
114,797	672.59	02.11.03 to 01.11.10
219,538	518.75	07.03.04 to 06.03.11
13,439	518.75	07.03.04 to 06.03.11
28,000	252.36	15.03.05 to 14.03.07
613,604	252.36	15.03.05 to 14.03.12
286,853	333.04	04.03.07 to 03.04.14
30,294	330.09	15.09.07 to 14.09.14
38,447	277.23	23.04.02 to 22.04.09
33,600	-	13.04.07 to 13.04.14
117,681	214.55	01.07.07 to 31.12.07
269,612	-	19.04.08 to 19.04.15
116,071	307.24	26.04.04 to 25.04.08
72,350	325.10	26.04.05 to 25.04.09
43,307	334.82	27.05.05 to 26.05.09
13,363	224.53	03.10.05 to 02.10.09
20	246.98	01.01.06 to 30.06.06
251,235	227.15	30.04.06 to 29.04.10
22,967	233.19	10.07.06 to 09.07.10
10,769	264.45	01.01.07 to 30.06.07
896,439	304.62	22.03.07 to 21.03.11
5,188,779		

It is intended that the above options will be satisfied by the issue of new shares in the Company except for the 725,213 shares already in issue (Note 29). Share options held by Directors as at 31 December 2006 are disclosed in the Director's Remuneration Report on page 59.

29 Capital and Reserves

	Share Capital (Note 28)	Share Premium	Reserve for Shares to be Issued	Merger Reserve	Other Reserve	ESOP Trust Shares	Revaluation Reserve	Hedging and Translation Reserve	Retained Losses
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
At 1 January 2005	29,946	192,097	1,647	496,400	37,398	(4,731)	-	(7,748)	(119,132)
Profit for the period attributable to equity holders of the parent	-	-	-	-	-	-	-	-	8,825
Actuarial loss on defined benefit pension scheme	-	-	-	-	-	-	-	-	(3,766)
Tax on items taken directly to equity	-	-	-	-	-	-	-	-	(3,752)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	4,367	-
Increase in fair value of derivatives	-	-	-	-	-	-	-	3,373	-
Transfer to income	-	-	-	-	-	-	-	416	-
Issue of share capital (net of £7,095,000 transaction costs)	12,030	299,657	-	-	-	-	-	-	-
Dividends to shareholders	-	-	-	-	-	-	-	-	(27,271)
Share award expense	-	-	744	-	-	1,397	-	-	-
Options exercised	176	-	-	-	-	-	-	-	-
Premium arising on options exercised during year	-	5,072	-	-	-	-	-	-	-
Settlement of deferred consideration	-	-	(1,267)	-	-	-	-	-	-
At 1 January 2006	**42,152**	**496,826**	**1,124**	**496,400**	**37,398**	**(3,334)**	-	**408**	**(145,096)**
Profit for the period attributable to equity holders of the parent	-	-	-	-	-	-	-	-	**67,368**
Actuarial gain on defined benefit pension scheme	-	-	-	-	-	-	-	-	**6,817**
Tax on items taken directly to equity	-	-	-	-	-	-	**(7,200)**	-	**(1,671)**
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	**(62,590)**	-
Increase in fair value of derivatives	-	-	-	-	-	-	-	**4,800**	-
Transfer to income	-	-	-	-	-	-	-	**(2,572)**	-
Dividends to shareholders	-	-	-	-	-	-	-	-	**(39,160)**
Share award expense	-	-	**1,681**	-	-	-	-	-	-
Options exercised	**175**	-	**(2)**	-	-	**2**	-	-	-
Premium arising on options exercised during year	-	**4,484**	-	-	-	-	-	-	-
Revaluation of available for sale investment	-	-	-	-	-	-	**33,390**	-	-
At 31 December 2006	**42,327**	**501,310**	**2,803**	**496,400**	**37,398**	**(3,332)**	**26,190**	**(59,954)**	**(111,742)**

As at 31 December 2006 the Informa Employee Share Trust held 618,718 (2005: 632,775) ordinary shares in the Company at a cost of £3,639,000 (2005: £3,641,000) and a market value of £3,694,000 (2005: £2,744,000). Informa Quest Ltd held 106,495 (2005: 2,842) ordinary shares at a book cost of £106,000 (2005: £nil) and a market value of £636,000 (2005: £12,000). These shares have not yet been allocated to individuals and accordingly, dividends on these shares have been waived.

At 31 December 2006 the Group held 0.2% (2005: 0.2%) of its own called up share capital.

30 Minority Interests

The Group's minority interest in 2006 was composed entirely of equity interests and represents the minority shares of S.C.S. Laidlaw et Cie (trading as IIR Monaco), Euroforum HandelsZeitung Konferenz AG and Agra CEAS (in 2005: Euroforum HandelsZeitung Konferenz AG and Agra CEAS).

31 Provisions

	2006			2005		
	Contingent Consideration £'000	Property Lease £'000	Total £'000	Contingent Consideration £'000	Property Lease £'000	Total £'000
1 January	-	3,861	3,861	-	660	660
Increase in year	10,745	653	11,398	-	2,039	2,039
Additions on acquisition of IIR Holdings Limited	-	-	-	-	2,009	2,009
Utilisation	-	(1,932)	(1,932)	-	(847)	(847)
At 31 December	10,745	2,582	13,327	-	3,861	3,861
Included in current liabilities	547	1,011	1,558	-	2,014	2,014
Included in non-current liabilities	10,198	1,571	11,769	-	1,847	1,847

The property lease provision represents the estimated excess of rent payable on surplus property leases, plus dilapidation provisions where they exist, less rent received via sub leases.

The contingent consideration mainly relates to the acquisition during the year of Citeline, Inc.

32 Trade and Other Payables

	2006 £'000	2005 £'000
Current		
Deferred consideration payable for purchase of subsidiary undertakings and businesses	4,540	2,351
Trade creditors	25,861	20,757
Accruals	110,677	106,160
Net obligations under finance leases (Note 34)	8	23
Other creditors	25,058	25,185
Total current	166,144	154,476
Non-current		
Deferred consideration payable for purchase of subsidiary undertakings and businesses	491	4,832
Net obligations under finance leases (Note 34)	6	20
Other creditors	2,796	-
Total non-current	3,293	4,852
Total	169,437	159,328

The bank loans are guaranteed by material subsidiaries of the Company. An analysis of the maturity of debt is given in Note 27 (a).

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 47 days (2005: 46 days).

The Directors consider that the carrying amount of trade payables approximates to their fair value.

33 Deferred Income

	2006 £'000	2005 £'000
Subscriptions and event fees received in advance	181,372	187,445

34 Obligations under Finance Leases

	Minimum lease payments		Present value of minimum lease payments	
	2006	2005	**2006**	2005
	£'000	£'000	**£'000**	£'000
Amounts payable under finance leases:				
- Within one year	**8**	24	**8**	23
- In the second to fifth years inclusive	**6**	20	**6**	20
	14	44	**14**	43
Less: future finance charges	**-**	(1)	**N/A**	N/A
Present value of lease obligations	**14**	43		
Less: amount due for settlement within 12 months (shown under current liabilities)			**(8)**	(23)
Amount due for settlement after 12 months			**6**	20

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is 3 – 4 years. For the year ended 31 December 2006, the average effective borrowing rate was 1 per cent (2005: 1 per cent). Interest rates are fixed at the contract date. All leases are on a fixed prepayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in sterling.

The fair value of the Group's lease obligations approximates to their carrying amount.

The Group's obligations under finance leases are secured by the lessors' rights over the leased assets.

35 Business Combinations

2006 acquisitions:	**Date acquired**
Cavendish Publishing Limited	4 January 2006
M-Solutions	6 February 2006
Cordial Events Limited	7 February 2006
IPEX	31 March 2006
Parks & Company	31 May 2006
Librapharm Limited	6 July 2006
Integrated Cultures Inc.	31 July 2006
IPSA, Inc.	31 July 2006
David Fulton Publishers Limited	15 August 2006
FAB4	16 August 2006
Abu Dhabi Wedding Show	29 August 2006
Lawrence Erlbaum Associates, Inc.	21 November 2006
Citeline, Inc.	30 November 2006
Junction Limited	21 December 2006

35 Business Combinations continued

Cash paid on acquisition net of cash acquired	2006 £'000	2005 £'000
Current year acquisitions		
Cavendish Publishing Limited	**6,055**	-
M-Solutions	**10,143**	-
Cordial Events Limited[1]	**1,491**	-
IPEX	**7,343**	-
Parks & Company[1]	**2,522**	-
Librapharm Limited	**22,213**	-
Integrated Cultures Inc.[1]	**1,304**	-
IPSA, Inc.[1]	**3,710**	-
David Fulton Publishers Limited[1]	**4,684**	-
FAB4[1]	**288**	-
Abu Dhabi Wedding Show[1]	**536**	-
Lawrence Erlbaum Associates, Inc.	**34,806**	-
Citeline, Inc.	**24,768**	-
Junction Limited	**6,382**	-
Other[1]	**3,860**	-
Prior year acquisitions		
2005 acquisitions:		
Medic-to-Medic	**113**	6,491
Ashley Publications Limited	**-**	16,415
IIR Holdings Limited[2]	**2,417**	777,951
Other	**84**	6,517
2004 acquisitions:		
Cass[3]	**3,328**	3,028
Dekker	**160**	1,371
Other	**-**	1,014
	136,207	812,787

[1] These acquisitions are covered by the 'Other business combinations' table which follows below. All other current year acquisitions are detailed below. Where goodwill is provisional, a best estimate of fair value has been made but these will be reviewed and adjusted in the next year should it be necessary.

[2] Cash paid in relation to the July 2005 acquisition of IIR Holdings Limited is in respect of deferred consideration for the Omega group of performance improvement businesses.

[3] In respect of the Cass acquisition, an earn out payment was made during 2006.

The combined impact on the Group's profit after tax from the newly acquired businesses amounted to £5,602,000 on revenues of £30,647,000 (2005: £24,471,000 on revenues of £196,260,000). The total net assets of newly acquired businesses amounted to £92,319,000 as at 31 December 2006 (2005: £327,518,000).

All acquisitions were paid for in cash and in all acquisitions full control over the business has been acquired, either by acquiring 100% of the ordinary issued share capital or by means of an asset purchase transaction. All transactions have been accounted for by the purchase method of accounting.

35 Business Combinations continued

Cavendish Publishing Limited

On 4 January 2006, the Group acquired 100% of the issued share capital of Cavendish Publishing Limited, a legal book publishing business, for a cash consideration of £6,056,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets	186	4,337	4,523
Property and equipment	26	(26)	-
Trade receivables	323	(88)	235
Trade payables	(399)	(33)	(432)
Cash and cash equivalents	1	-	1
Inventory	321	(47)	274
Deferred tax liabilities	-	(1,357)	(1,357)
Net assets	458	2,786	3,244
Goodwill			2,812
Total consideration			6,056
Satisfied by:			
Cash			6,000
Directly attributable costs			56
			6,056
Net cash outflow arising on acquisition:			
Cash consideration			6,056
Cash and cash equivalents acquired			(1)
			6,055

Goodwill of £2,812,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales and cost synergies associated with being part of the Informa Group.

Cavendish Publishing Limited generated revenues of £2,000,000 and net income (based on assumed tax rate of 30%) of £319,000 in the post acquisition period from 4 January 2006 to 31 December 2006. The results of Cavendish Publishing Limited are included in the Humanities & Social Sciences market sector.

As Cavendish Publishing Limited was acquired on 4 January 2006, Group revenues and profit after tax attributable to equity shareholders would not have been materially affected if this acquisition had taken place on the first day of the financial year.

35 Business Combinations continued

M-Solutions

On 6 February 2006, the Group acquired the trading assets of M-Solutions, a provider of data and information solutions to the global financial services industry, for a cash consideration of £10,143,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets	4,668	2,166	6,834
Property and equipment	201	-	201
Trade and other receivables	641	-	641
Trade and other payables	(328)	263	(65)
Deferred income	(2,296)	(89)	(2,385)
Net assets	2,886	2,340	5,226
Goodwill			4,917
Total consideration			10,143
Satisfied by:			
Cash			10,143
			10,143
Net cash outflow arising on acquisition:			
Cash consideration			10,143
Cash and cash equivalents acquired			-
			10,143

Goodwill of £4,917,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales and cost synergies associated with being part of the Informa Group.

M-Solutions generated revenues of £3,706,000 and net income (based on assumed tax rate of 40%) of £523,000 in the post acquisition period from 6 February 2006 to 31 December 2006. The results of M-Solutions are included in the Financial Data Analysis market sector.

If the acquisition of M-Solutions had taken place on the first day of the financial year, Group revenues would have been £344,000 higher and the Group profit after tax attributable to equity shareholders would have been £92,000 higher.

35 Business Combinations continued

IPEX

On 31 March 2006, the Group acquired the trade and assets of IPEX, an exhibition business, for cash consideration of £12,634,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets	-	13,014	13,014
Trade and other receivables	5,766	-	5,766
Cash and cash equivalents	5,291	-	5,291
Trade and other payables	(11,437)	-	(11,437)
Net (liabilities)/assets	(380)	13,014	12,634
Goodwill			-
Total consideration			12,634
Satisfied by:			
Cash			12,634
			12,634
Net cash outflow arising on acquisition:			
Cash consideration			12,634
Cash and cash equivalents acquired			(5,291)
			7,343

IPEX takes place once every four years and in 2006 was held post acquisition. IPEX generated revenues of £20,871,000 and net income (based on assumed tax rate of 30%) of £4,379,000 in the post acquisition period from 31 March 2006 to 31 December 2006. Under the terms of an existing agreement with the previous owners to manage the event the Group would have recognised revenues and profits so the incremental impact was revenue of £17,000,000 and net income (based on assumed tax rate of 30%) of £3,150,000. The results of IPEX are included in the Regional Events market sector.

35 Business Combinations continued

Librapharm Limited

On 6 July 2006, the Group acquired 100% of the issued share capital of Librapharm Limited, a pharmaceutical journals publisher with an online journal platform, the Scientific World, for a cash consideration of £23,205,000.

Net assets acquired	Book value	Fair value adjustments*	Fair value
	£'000	£'000	£'000
Intangible assets	-	15,295	15,295
Property and equipment	70	-	70
Trade and other receivables	939	-	939
Cash and cash equivalents	992	-	992
Trade and other payables	(420)	-	(420)
Deferred tax liabilities	-	(4,588)	(4,588)
Net assets	1,581	10,707	12,288
Goodwill			10,917
Total consideration			23,205
Satisfied by:			
Cash			23,081
Directly attributable costs			124
			23,205
Net cash outflow arising on acquisition:			
Cash consideration			23,205
Cash and cash equivalents acquired			(992)
			22,213

* The goodwill amount is provisional and subject to change following completion of a fair value exercise.

Goodwill of £10,917,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales synergies associated with being part of the Informa Group.

Librapharm Limited generated revenues of £2,516,000 and net income (based on assumed tax rate of 30%) of £923,000 in the post acquisition period from 6 July 2006 to 31 December 2006. The results of Librapharm Limited are included in the Scientific, Technical & Medical market sector.

If the acquisition of Librapharm Limited had taken place on the first day of the financial year, Group revenues for the period would have been £1,839,000 higher and the Group profit after tax attributable to equity shareholders would have been £174,000 lower.

35 Business Combinations continued

Lawrence Erlbaum Associates, Inc.

On 21 November 2006, the Group acquired 100% of the issued share capital of Lawrence Erlbaum Associates, Inc., The Analytic Press, Inc. and New Concept Press, Inc., collectively a publisher of academic and professional books, journals and software, for a cash consideration of £36,639,000.

Net assets acquired	Book value	Fair value adjustments*	Fair value
	£'000	£'000	£'000
Intangible assets	-	22,086	22,086
Property and equipment	210	-	210
Trade and other receivables	3,362	(460)	2,902
Inventory	3,635	(1,657)	1,978
Cash and cash equivalents	1,833	-	1,833
Trade and other payables	(1,556)	(20)	(1,576)
Deferred income	(4,521)	-	(4,521)
Net assets	2,963	19,949	22,912
Goodwill			13,727
Total consideration			36,639
Satisfied by:			
Cash			36,589
Directly attributable costs			50
			36,639
Net cash outflow arising on acquisition:			
Cash consideration			36,639
Cash and cash equivalents acquired			(1,833)
			34,806

* The goodwill amount is provisional and subject to change following completion of a fair value exercise.

Goodwill of £13,727,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales and cost synergies associated with being part of the Informa Group.

Lawrence Erlbaum Associates, Inc. generated revenues of £837,000 and net income (based on assumed tax rate of 40%) of £15,000 in the post acquisition period from 21 November to 31 December 2006. The results of Lawrence Erlbaum Associates, Inc. are included in the Humanities & Social Sciences market sector.

If the acquisition of Lawrence Erlbaum Associates, Inc. had taken place on the first day of the financial year, Group revenues for the period would have been £21,684,000 higher and the Group profit after tax attributable to equity shareholders would have been £2,472,000 higher.

35 Business Combinations continued

Citeline, Inc.

On 30 November 2006, the Group acquired 100% of the issued share capital of Citeline, Inc., a business involved in clinical trials intelligence, for a cash consideration of £35,759,000.

Net assets acquired	Book value £'000	Fair value adjustments* £'000	Fair value £'000
Intangible assets	-	23,543	23,543
Property and equipment	92	-	92
Trade and other receivables	2,030	-	2,030
Cash and cash equivalents	793	-	793
Trade and other payables	(251)	-	(251)
Deferred income	(3,033)	-	(3,033)
Deferred tax liabilities	-	(7,063)	(7,063)
Net (liabilities)/assets	(369)	16,480	16,111
Goodwill			19,648
Total consideration			35,759
Satisfied by:			
Cash			25,561
Contingent consideration			10,198
			35,759
Net cash outflow arising on acquisition:			
Cash consideration			25,561
Cash and cash equivalents acquired			(793)
			24,768

* The goodwill amount is provisional and subject to change following completion of a fair value exercise.

Goodwill of £19,648,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales synergies associated with being part of the Informa Group.

Citeline, Inc. generated revenues of £356,000 and net income (based on assumed tax rate of 40%) of £62,000 in the post acquisition period from 30 November 2006 to 31 December 2006. The results of Citeline, Inc. are included in the Scientific, Technical & Medical market sector.

If the acquisition of Citeline, Inc. had taken place on the first day of the financial year, Group revenues for the period would have been £3,147,000 higher and the Group profit after tax attributable to equity shareholders would have been £1,698,000 lower.

35 Business Combinations continued

Junction Limited

On 21 December 2006, the Group acquired 100% of the issued share capital of Junction Limited, an IPTV events and related publications business, for a cash consideration of £6,700,000.

Net assets acquired	Book value	Fair value adjustments*	Fair value
	£'000	£'000	£'000
Intangible assets	-	2,625	2,625
Property and equipment	26	-	26
Trade and other receivables	736	-	736
Cash and cash equivalents	318	-	318
Trade and other payables	(1,039)	-	(1,039)
Deferred tax liabilities	-	(787)	(787)
Net assets	**41**	**1,838**	**1,879**
Goodwill			**4,821**
Total consideration			**6,700**
Satisfied by:			
Cash			**6,700**
Directly attributable costs			-
			6,700
Net cash outflow arising on acquisition:			
Cash consideration			**6,700**
Cash and cash equivalents acquired			**(318)**
			6,382

* The goodwill amount is provisional and subject to change due to contingent consideration and following completion of a fair value exercise.

Goodwill of £4,821,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated sales synergies associated with being part of the Informa Group.

Junction Limited did not generate material revenues and net income in the post acquisition period from 21 December 2006 to 31 December 2006. The results of Junction Limited are included in the Regional Events market sector.

If the acquisition of Junction Limited had taken place on the first day of the financial year, Group revenues for the period would have been £1,622,000 higher and the Group profit after tax attributable to equity shareholders would have been £168,000 higher.

35 Business Combinations continued

Other business combinations

The Group acquired the trading assets or 100% of the issued share capital of Cordial Events Limited, Parks & Company, Abu Dhabi Wedding Show, Integrated Cultures Inc., IPSA, Inc., David Fulton Publishers Limited, FAB4 and various other publishing titles. Total cash consideration of £19,513,000 was paid in 2006. Including deferred consideration, total consideration will not exceed £20,437,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets	-	22,011	22,011
Property and equipment	1,189	(1,099)	90
Trade and other receivables	2,373	(140)	2,233
Inventory	722	(300)	422
Cash and cash equivalents	1,118	-	1,118
Trade and other payables	(2,533)	816	(1,717)
Deferred income	(90)	-	(90)
Deferred tax liabilities	-	(6,042)	(6,042)
Net assets	2,779	15,246	18,025
Goodwill			2,412
Total consideration			20,437
Satisfied by:			
Cash			19,228
Deferred consideration			924
Directly attributable costs			285
			20,437
Net cash outflow arising on acquisition:			
Cash consideration			19,513
Cash and cash equivalents acquired			(1,118)
			18,395

Other acquisitions generated revenues of £4,232,000 and net income (based on an assumed tax rate of 30%) of £610,000.

36 Notes to the Cash Flow Statement

	2006 £'000	2005 £'000
Operating profit – continuing operations	**128,296**	91,418
Discontinued operations	-	(1,885)
Profit from operations	**128,296**	89,533
Adjustments for:		
Depreciation of property and equipment	**9,113**	8,175
Amortisation of intangible assets	**86,656**	49,755
Impairment of goodwill	**515**	-
Loss on disposal of property and equipment	**23**	100
Operating cash flows before movements in working capital	**224,603**	147,563
Decrease/(increase) in inventories	**211**	(2,421)
Decrease/(increase) in receivables	**9,866**	(5,637)
(Decrease)/increase in payables	**(15,185)**	19,451
Movement in other operating items	**(137)**	1,973
Cash generated by operations	**219,358**	160,929

Cash and cash equivalents (which are presented as a single class of assets on the face of the Balance Sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

Adjusted cash generated by operations

	2006 £'000	2005 £'000
Adjusted operating profit (Note 9)	**219,091**	147,329
Cash generated by operations	**219,358**	160,929
Restructuring costs (Note 8)	**7,203**	8,277
Adjusting items on a cash flow basis	**226,561**	169,206
Accrued in prior year	**4,426**	2,500
Accrued at year end	**(5,725)**	(4,426)
Adjusted cash generated by operations	**225,262**	167,280

	2006 %	2005 %
Percentage of adjusted operating profit converted to adjusted cash generated by operations	**103**	113

Analysis of Net Debt

	At 1 January 2006 £'000	Non-cash items £'000	Cash flow £'000	Exchange movement £'000	At 31 December 2006 £'000
Cash at bank and in hand	**20,654**	-	(1,176)	-	**19,478**
Overdrafts	**(4,569)**	-	3,841	-	**(728)**
Net cash	**16,085**	-	2,665	-	**18,750**
Bank loans due in less than one year	**(58,659)**	-	(43,601)	205	**(102,055)**
Loan notes due in less than one year	**(293)**	-	43	-	**(250)**
Bank loans due in more than one year	**(692,500)**	(1,167)	(1,771)	40,597	**(654,841)**
Finance leases due in less than one year	**(23)**	-	15	-	**(8)**
Finance leases due in more than one year	**(20)**	-	14	-	**(6)**
	(735,410)	(1,167)	(42,635)	40,802	**(738,410)**

37 Operating Lease Arrangements

	2006 £'000	2005 £'000
Minimum lease payments under operating leases recognised in income for the year	**17,691**	15,660

At the Balance Sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2006		2005	
	Land & buildings £'000	**Other £'000**	Land & buildings £'000	Other £'000
Operating leases which expire:				
– Within one year	**17,594**	**593**	20,995	1,371
– Within two to five years	**50,622**	**512**	80,753	3,568
– After five years	**28,568**	**-**	35,698	-
	96,784	**1,105**	137,446	4,939

Operating lease payments represent rentals payable by the Group for certain of its properties. Leases are negotiated for an average term of eleven years and rentals are fixed for an average of six years.

38 Commitments

	2006 £'000	2005 £'000
Commitments for the acquisition of property, plant and equipment	**543**	2,870

39 Retirement Benefit Schemes

The Group operates three defined benefit pension schemes, the Informa Final Salary Scheme, the Taylor & Francis Group Pension and Life Assurance Scheme and the Achieve Learning (UK) Pension and Benefits Scheme (the Scheme) for all qualifying UK employees providing benefits based on final pensionable pay. The assets of the Scheme are held in separate trustee administered funds. Contributions to the Scheme are charged to the Income Statement so as to spread the cost of contributions over employees' working lives with the Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the attained age method to reflect the fact that the Scheme is closed to new entrants.

The most recent actuarial valuation of the Informa Final Salary Scheme was at 31 December 2006. Employees who are members contribute 10% of pensionable pay; the Group's contribution over the year was 16.5% of pensionable pay. The market value of the Scheme's assets as at 31 December 2006 was £38,820,000 which represented 85% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions adopted are:

	2006	2005
Discount rate	**5.1% p.a.**	4.8% p.a.
Rate of return on investments	**5.1% p.a.**	4.8% p.a.
Rate of increase in pensions in payment	**3.1% p.a.**	3.0% p.a.
Rate of increase in salaries	**4.6% p.a.**	4.5% p.a.

The most recent actuarial valuation of the Taylor & Francis Group Pension and Life Assurance Scheme was at 31 December 2006. Employees who are members contribute 3% of pensionable pay; the Group's contribution over the year was 21.4% of pensionable pay. The market value of the Scheme's assets as at 31 December 2006 was £10,877,000 which represented 73% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions adopted are:

	2006	2005
Discount rate	**5.1% p.a.**	4.8% p.a.
Rate of return on investments	**5.1% p.a.**	4.8% p.a.
Rate of increase in pensions in payment	**3.1% p.a.**	3.0% p.a.
Rate of increase in salaries	**4.6% p.a.**	4.5% p.a.

The most recent actuarial valuation of the Achieve Learning (UK) Pension & Benefits Scheme was at 31 December 2006. The Scheme was closed to future accrual of pensions at the time of the acquisition of IIR Holdings Limited in 2005. The market value of the Scheme's assets as at 31 December 2006 was £4,673,000 which represented 90% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions adopted are:

	2006	2005
Discount rate	**5.1% p.a.**	4.9% p.a.
Rate of return on investments	**5.1% p.a.**	6.2% p.a.
Rate of increase in pensions in payment	**3.1% p.a.**	3.0% p.a.
Rate of increase in salaries	**N/A**	N/A

The pension charge for the Scheme in the Income Statement for the year was £2,001,000 (2005: £2,052,000), of which £1,636,000 (2005: £1,360,000) was charged to operating profit.

The Group also operates defined contribution schemes. Contributions charged to the Income Statement during the year were £6,108,000 (2005: £3,622,000), all of which (2005: all) was charged to operating profit.

39 Retirement Benefit Schemes continued

A full valuation of the Group's Scheme was undertaken by qualified independent actuaries at 31 December 2006. The major assumptions used by the actuaries were as follows:

	At 31 December 2006	At 31 December 2005
Rate of increase in salaries		
IIR	**4.6% p.a.**	N/A
Taylor & Francis	**4.6% p.a.**	4.5% p.a.
Informa	**4.6% p.a.**	4.5% p.a.
Limited price indexation pension increases		
IIR	**3.1% p.a.**	-
Taylor & Francis	**3.1% p.a.**	3.0% p.a.
Informa	**3.1% p.a.**	3.0% p.a.
Discount rate		
IIR	**5.1% p.a.**	4.9% p.a.
Taylor & Francis	**5.1% p.a.**	4.8% p.a.
Informa	**5.1% p.a.**	4.8% p.a.
Inflation assumption		
IIR	**3.1% p.a.**	3.0% p.a.
Taylor & Francis	**3.1% p.a.**	3.0% p.a.
Informa	**3.1% p.a.**	3.0% p.a.

Amounts recognised in respect of these defined benefit schemes are as follows:

	Year ended 31 December 2006 £'000	Year ended 31 December 2005 £'000
Analysis of the amount charged to operating profit		
Current service cost	**(1,636)**	(1,360)
Past service cost	**-**	-
Total operating charge	**(1,636)**	(1,360)
Analysis of the amount (debited) to other finance costs/credited to investment income		
Expected return on pension scheme assets	**2,820**	1,999
Interest cost on pension scheme liabilities	**(3,185)**	(2,691)
Net finance cost	**(365)**	(692)
Analysis of the amount recognised in the Consolidated Statement of Recognised Income and Expense		
Actual return less expected return on Scheme assets	**1,685**	6,515
Experience gain/(loss)	**634**	(294)
Change in actuarial assumptions	**4,498**	(9,987)
Actuarial gain/(loss)	**6,817**	(3,766)
Movement in deficit during the year		
Deficit in Scheme at beginning of year	**(17,729)**	(22,535)
Additions on acquisition of IIR Holdings Limited	**-**	(978)
Current service cost	**(1,636)**	(1,360)
Contributions	**1,694**	11,602
Other finance costs (net)	**(365)**	(692)
Actuarial gains/(losses)	**6,817**	(3,766)
Deficit in Scheme at end of year	**(11,219)**	(17,729)

39 **Retirement Benefit Schemes** continued

The amount recognised in the Balance Sheet in respect of the Group's Scheme is as follows:

	2006 £'000	2005 £'000
Present value of defined benefit obligations	**(65,589)**	(66,716)
Fair value of Scheme assets	**54,370**	48,987
Deficit in Scheme and liability recognised in the Balance Sheet	**(11,219)**	(17,729)

Changes in the present value of defined benefit obligations are as follows:

	2006 £'000	2005 £'000
Opening defined benefit obligation	**(66,716)**	(48,130)
Additions on acquisition of IIR Holdings Limited	-	(4,811)
Service cost	**(1,636)**	(1,360)
Interest cost	**(3,185)**	(2,691)
Contributions from Scheme members net of benefits paid	**816**	557
Actuarial gains and losses	**5,132**	(10,281)
Closing defined benefit obligation	**(65,589)**	(66,716)

Changes in the fair value of Scheme assets are as follows:

	2006 £'000	2005 £'000
Opening fair value of Scheme assets	**48,987**	25,595
Additions on acquisition of IIR Holdings Limited	-	3,833
Expected return on Scheme assets	**2,820**	1,999
Actuarial gains and losses	**1,685**	6,515
Contributions from the sponsoring companies	**1,694**	11,602
Contributions from Scheme members net of benefits paid	**(816)**	(557)
Closing fair value of Scheme assets	**54,370**	48,987

39 Retirement Benefit Schemes continued

The assets of the Taylor & Francis Group Pension and Life Assurance Scheme are held in managed funds and cash funds operated by Henderson Investment Managers. The assets of the Informa Final Salary Scheme are held in managed funds and cash funds operated by Skandia Investment Management. The assets of the Achieve Learning (UK) Pension and Benefits Scheme are managed by Schroder Investment Management Ltd. The fair value of the assets held and the expected rates of return assumed are as follows:

	Expected rate of return year commencing 31 December 2006	Fair value at 31 December 2006	Expected rate of return year commencing 31 December 2005	December 2005
	%	£'000	%	£'000
Equities and property				
IIR	7.9%	4,130	6.6%	3,669
Taylor & Francis	7.9%	7,336	6.6%	4,315
Informa	7.9%	32,480	6.6%	28,940
Bonds				
IIR	4.8%	486	4.3%	405
Taylor & Francis	4.9%	2,961	4.4%	308
Informa	4.7%	4,147	4.4%	4,134
Cash				
IIR	4.1%	57	4.5%	188
Taylor & Francis	4.1%	580	4.0%	5,650
Informa	4.1%	2,193	4.0%	1,378
		54,370		48,987

The Scheme assets do not include any of the Group's own financial instruments, nor any property occupied by, or other assets used by, the Group.

The history of the Scheme for the current and prior year is as follows:

	2006	2005
	£'000	£'000
Present value of defined benefit obligations	(65,589)	(66,716)
Fair value of Scheme assets	54,370	48,987
Deficit in the Scheme	(11,219)	(17,729)
Related deferred tax assets	3,366	5,319
Deficit net of deferred tax assets	(7,853)	(12,410)
Experience adjustments on Scheme liabilities:		
Amount (£'000)	634	(294)
Percentage of Scheme liabilities (%)	0.97%	0.44%
Experience adjustments on Scheme assets:		
Amount (£'000)	1,685	6,515
Percentage of Scheme assets (%)	3.00%	13.30%

The estimated amount of contributions expected to be paid to the Scheme during the current financial year is £2,380,000 (2005: £1,758,000).

40 Share-based Payments

The Group Share Options, Share Matching and Long Term Incentive Plans provide for a grant price equal to the average quoted market price of the Group shares on the date of grant. The vesting period is generally 3 years. The options expire if they remain unexercised after the exercise period has lapsed. Furthermore, options are forfeited if the employee leaves the Group before the options vest. The options are equity settled.

	2006		2005	
	Options	**Weighted average exercise price (p)**	Options	Weighted average exercise price (p)
Outstanding at beginning of year	**7,161,292**	**346.85**	8,454,232	380.49
Granted during the year	-	-	241,143	100.00
Forfeited/lapsed during the year	**(221,638)**	**526.14**	(327,789)	416.32
Exercised during the year	**(1,750,875)**	**268.40**	(2,060,924)	285.66
Rights issue adjustment[1]	-	-	854,630	339.81
Outstanding at the end of the year	**5,188,779**	**360.16**	7,161,292	346.85
Exercisable at the end of the year	**4,963,211**		5,273,833	

[1] On acquisition of IIR Holdings Limited on 6 July 2005, share options were adjusted for a two for five rights issue.

The weighted average share price at the date of exercise for share options exercised during the year was 268.40p. The options outstanding at 31 December 2006 had a weighted average remaining contractual life of 3.97 years (2005: 4.34 years) and exercise prices ranging from 10.00p to 736.61p (Note 28).

Inputs used to calculate those fair values and the method of calculation are set out in the following tables:

Share Options

Date of grant	Estimated fair value	Share price	Exercise price	Expected volatility	Expected Life (years)	Risk free rate	Expected dividends
4th March 2004[1]	£1.18	£3.76	£3.73	32.33%	5.00	4.76%	2.00%
22nd March 2004/ 10th May 2004 (Executive)[1]	£1.08	£3.49	£3.41 (adjusted)*	32.77%	4.87	4.62%	2.00%
22nd March 2004/ 10th May 2004 (Employee)[1]	£0.93	£3.49	£3.41 (adjusted)*	32.77%	3.50	4.21%	2.00%
15th September 2004[1]	£1.16	£3.71	£3.70	30.59%	5.00	4.95%	2.00%

[1] Valued using the Binomial model of valuation.

* Adjusted for the business combination in 2004 of Taylor & Francis Group plc and Informa Group plc, and in 2005 for a rights issue.

Share Matching

Date of grant	Estimated fair value	Share price	Exercise price	Expected volatility	Expected Life (years)	Risk free rate	Expected dividends
13th April 2004[2]	£3.32	£3.53	n/a	n/a	n/a	n/a	2.00%
19th April 2005[2]	£3.44	£3.80	n/a	n/a	n/a	n/a	1.66%

[2] Valued using the Monte Carlo Simulation method of valuation.

Long Term Incentive Plan

Date of grant	Estimated fair value	Share price	Exercise price	Expected volatility	Expected Life (years)	Risk free rate	Expected dividends
3rd November 2005[3]	£2.55	£4.20	n/a	28.91%	3.00	4.49%	1.66%
29th March 2006[3]	£3.32	£4.70	n/a	25.00%	3.00	n/a	1.85%

[3] Valued using the Monte Carlo Simulation method of valuation.

Share awards granted under Long Term Incentive Plans will be satisfied by existing issued share capital.

Expected volatility was determined by calculating the historical volatility of the Group's share price over one, two and three years back from the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The Group recognised total expenses of £1,681,000 (2005: £1,834,000) related to equity settled share-based payment transactions in the year ended 31 December 2006.

A complete listing of all options outstanding as at 31 December 2006 is included in Note 28.

41 Events after the Balance Sheet Date

Prepaid Card Expo, CDHC Expo

On 19 January 2007, the Group acquired the trading assets of Prepaid Card Expo, a trade show for the network branded prepaid and stored value card industry, and CDHC Expo, a co-located trade show for the consumer driven health care industry, for cash consideration of £2,993,000 plus costs. A revenue purchase price adjustment may be receivable by the Group dependent upon the revenues of the 2007 events.

By Legal for Legal Limited

On 31 January 2007, the Group acquired 100% of the issued share capital of By Legal for Legal Limited, a company that runs an annual networking forum in the UK for senior IT directors and suppliers in the legal market, for cash consideration of £282,000 plus costs. A future earn out payout of up to £50,000 is possible in each of 2007 and 2008 dependent on actual results of the event in those periods.

Falconbury Limited

On 2 July 2004 the Group acquired 1,000 Ordinary Shares in Falconbury Limited for £500,000 plus costs. These shares were sold on 1 February 2007 for £2. At the same time the Group entered into an agreement pursuant to which it terminated its operating joint venture with Falconbury Limited.

Blackwell Publishing (Holdings) Limited

Prior to February 2007, the Group held interests in shares in Blackwell Publishing (Holdings) Limited which had been acquired in 2003 for £5,495,377 in aggregate plus costs. On 2 February 2007, the Group became entitled to £38,943,000 upon the disposal of these interests.

MECOM and MEMEX

On 22 February 2007, the Group acquired the Abu Dhabi based Middle East Communications (MECOM) and Middle East Manufacturing (MEMEX) exhibition assets for initial cash consideration of £308,000 plus costs and a further potential cash payment of up to £1,282,000 dependent upon the results of the MECOM event in 2007.

Nicholas Publishing International

On 25 February 2007, the Group acquired a 75% interest in the issued share capital of Nicholas Publishing International, a Dubai based exhibition related publisher, for cash consideration of £870,000 plus costs and a working capital adjustment to be agreed within 30 days.

UK GAAP Parent Company Financial Statements

Independent Auditors' Report to the Members of Informa plc

We have audited the parent company financial statements of Informa plc for the year ended 31 December 2006, which comprise the Company Balance Sheet and the related notes 1 to 17. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of Informa plc for the year ended 31 December 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the other sections of the Annual Report that is cross referred from the Financial Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements.

We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2006;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Reading

14 March 2007

Company Balance Sheet

	Notes	2006 £'000	2005 £'000
Fixed assets			
Intangible assets	2	**5,784**	-
Tangible fixed assets	3	**1,127**	594
Investments	4	**1,351,768**	1,381,922
Derivative financial instruments	17 (a)	**6,339**	-
		1,365,018	1,382,516
Current assets			
Debtors due within one year	5	**616,020**	579,924
Cash at bank and in hand		**2**	-
Derivative financial instruments	17 (a)	**1,357**	2,425
		617,379	582,349
Creditors: amounts falling due within one year	6	**(506,199)**	(395,891)
Accruals and deferred income	7	**(18,833)**	(12,535)
Net current assets		**92,347**	173,923
Total assets less current liabilities		**1,457,365**	1,556,439
Creditors: amounts falling due after more than one year	8	**(654,841)**	(692,500)
Provisions for liabilities	9	**(40)**	(998)
Net assets		**802,484**	862,941
Capital and reserves			
Called up share capital	10	**42,327**	42,152
Share premium account	11	**496,968**	492,484
ESOP trust shares	11	**(3,332)**	(3,334)
Hedging and translation reserve	11	**15,411**	15,268
Reserve for own shares	11	**2,803**	1,124
Profit and loss account	12	**248,307**	315,247
Equity shareholders' funds		**802,484**	862,941

These financial statements were approved by the Board of Directors on 14 March 2007 and were signed on its behalf by:

Peter Rigby
Director

Anthony Foye
Director

1 Accounting Policies

Basis of accounting

The separate financial statements of the Company are presented as required by the Companies Act 1985. They have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards and law.

The Directors' Report, corporate governance and Directors' Remuneration Report disclosures have been made in the Group Annual Report of Informa plc.

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Intangible assets

Intangible assets are initially measured at cost. Software which is not integral to a related item of hardware is included in intangible assets. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its internal purpose. When the assets come into use, these costs are amortised over their expected useful lives which are deemed to be 3-5 years.

The expected useful lives of intangible assets are reviewed annually.

Tangible fixed assets

Tangible fixed assets are recorded at cost less accumulated depreciation and provision for impairment. Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets in equal instalments over the estimated useful lives of the assets. The rates of depreciation are as follows:

Leasehold land and buildings	Over life of the lease
Equipment, fixtures and fittings	3-15 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

Share-based payments

The Company issues equity settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. The fair value is measured using the Binomial or Monte Carlo model of valuation, which are considered to be the most appropriate valuation techniques. The valuation takes into account factors such as non-transferability, exercise restrictions and behavioural considerations. To assign a fair value to share awards granted under the Share Matching Plan where the proportion of the award released is dependent on the level of total shareholder return the Monte Carlo Simulation methodology is considered the most appropriate.

An expense is recognised to spread the fair value of each award over the vesting period on a straight line basis, after allowing for an estimate of the share awards that will actually vest. The estimate of vesting is reviewed annually, with any impact on the cumulative charge being recognised immediately.

Investments in subsidiaries

Investments held as fixed assets are stated at cost less provision for any impairment in value. Investments held by the Company in subsidiaries and joint ventures denominated in foreign currencies are translated at rates of exchange ruling at the Balance Sheet date.

1 Accounting Policies continued

Financial instruments

Financial assets and financial liabilities are recognised on the Company's Balance Sheet when the Company becomes a party to the contractual provisions of the instrument.

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

At subsequent reporting dates, debt securities that the Company has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost using the effective interest rate method, less any impairment loss recognised to reflect irrecoverable amounts. An impairment loss is recognised in the Profit and Loss Account when there is objective evidence that the asset is impaired, and is measured as the difference between the investment's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the investment at the date the impairment is reversed shall not exceed what the amortised cost would have been had the impairment not been recognised.

All other investments are classified as available-for-sale, and are measured at subsequent reporting dates at fair value. Gains or losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the Profit and Loss Account for the period. Impairment losses recognised in the Profit and Loss Account for equity investments classified as available-for-sale are not subsequently reversed through the Profit and Loss Account. Impairment losses recognised in the Profit and Loss Account for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible (with a maturity of three months or less) to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into.
An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the Profit and Loss Account using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

1 Accounting Policies continued

Financial instruments continued

Derivative financial instruments and hedge accounting

The Company's holding activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The derivative instruments utilised by the Company to hedge these exposures are primarily interest rate swaps, cross currency swaps and spot and forward foreign exchange contracts. The Company does not use derivative contracts for speculative purposes.

The Board set the Company's treasury policy to ensure that it has adequate financial resources to develop the Company's businesses and to manage the currency and interest risks to which the Group is exposed. All external hedging is performed by the Company Treasury function. Company Treasury acts as a service centre operating under the clearly defined regulation of the Board. The Company monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the Profit and Loss Account. If the cash flow hedge of a firm commitment or forecast transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the Profit and Loss Account in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the Profit and Loss Account as they arise.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Profit and Loss Account for the year.

Finance costs

Finance costs of debts are capitalised against the debt value on first drawdown of the debt and are recognised in the Profit and Loss Account at a constant rate over the life of the debt.

ESOP trust shares

Own shares deducted in arriving at shareholders' funds represent the cost of the Company's ordinary shares acquired by the Employee Share Option Plan (ESOP) trusts in connection within certain of the Company's employee share schemes.

Provisions

Provisions are recognised when the Company has a present obligation as a result of a past event, and it is probable that the Company will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the Balance Sheet date, and are discounted to present value where the effect is material.

2 Intangible Assets

	Intangible software assets £'000
Cost	
At 1 January 2006	-
Additions	5,784
At 31 December 2006	5,784
Depreciation	
At 1 January 2006	-
Charge for year	-
At 31 December 2006	-
Net book value	
At 31 December 2006	5,784
At 31 December 2005	-

3 Tangible Fixed Assets

	Leasehold land and buildings £'000	Equipment fixtures and fittings £'000	Total £'000
Cost			
At 1 January 2006	441	3,032	3,473
Additions	107	841	948
At 31 December 2006	548	3,873	4,421
Depreciation			
At 1 January 2006	(151)	(2,728)	(2,879)
Charge for year	(62)	(353)	(415)
At 31 December 2006	(213)	(3,081)	(3,294)
Net book value			
At 31 December 2006	335	792	1,127
At 31 December 2005	290	304	594

4 Investments Held as Fixed Assets

	Shares in subsidiary undertakings £'000	Available for sale Investments £'000	Total £'000
At 1 January 2006	1,379,138	2,784	1,381,922
Additions	10,198	387	10,585
Exchange differences	(38,080)	-	(38,080)
Impairment[1]	(515)	-	(515)
Disposals	(104)	(2,040)	(2,144)
At 31 December 2006	1,350,637	1,131	1,351,768

[1] The impairment loss recognised in 2006 relates to the sale on 1 February 2007 of the shares held in Falconbury Limited.

The listing below shows the subsidiary undertakings as at 31 December 2006 which affected the profits or net assets of the Company:

Company	Country of registration and incorporation	Principal activity	Ordinary shares held
Taylor & Francis Group Limited	England and Wales	Holding company	100%
Informa Quest Limited	England and Wales	Qualifying employee share trust	100%
MMS Group Holding Limited	England and Wales	Holding company	100%
PJB Publications Limited	England and Wales	Holding company	100%
IIR Holdings Limited	Bermuda	Holding company	100%

The proportion of voting power held is the same as the proportion of ownership interest.

5 Debtors Due Within One Year

	2006 £'000	2005 £'000
Amounts owed by subsidiary undertakings	**592,639**	567,560
Other debtors	**23,148**	12,083
Prepayments and accrued income	**233**	281
	616,020	579,924

6 Creditors: Amounts Falling Due Within One Year

	2006 £'000	2005 £'000
Bank loans	**96,790**	53,715
Bank overdraft	**34**	30
Amounts owed to subsidiary undertakings	**409,015**	340,952
Other creditors	**360**	1,194
	506,199	395,891

7 Accruals and Deferred Income

	2006 £'000	2005 £'000
Accruals	**18,833**	12,535

8 Creditors: Amounts Falling Due After More Than One Year

	2006 £'000	2005 £'000
Bank loans	**654,841**	692,500

The bank loans are guaranteed by material subsidiaries of the Company. An analysis of the maturity of debt is given in note 17(a).

9 Provisions for Liabilities

	Property Lease 2006 £'000	Property Lease 2005 £'000
At 1 January	**998**	237
Provided in year	**-**	899
Utilised in year	**(958)**	(138)
At 31 December	**40**	998

The property lease provision represents the estimated excess of rent payable on surplus property leases, dilapidation provisions where they exist, less rent received via sub leases. These liabilities fall due within one year.

10 Share Capital

	2006 £'000	2005 £'000
Authorised		
600,000,000 (2005: 600,000,000) ordinary shares of 10p each*	**60,000**	60,000

* During the year no additional ordinary shares of 10p each were authorised (2005: 100,000,000 ordinary shares of 10p each were authorised on the acquisition of IIR Holdings Limited by Informa Group plc).

Issued and fully paid		
423,265,712 ordinary shares of 10p each (2005: 421,521,110 of 10p each)	**42,327**	42,152

	2006 £'000	2005 £'000
At 1 January	**42,152**	29,946
Options exercised	**175**	176
Issue of share capital	**-**	12,030
At 31 December	**42,327**	42,152

Movements in called up share capital

During the year the Company issued 1,744,602 (2005: 1,763,165) ordinary shares of 10p for a consideration of £4,659,000 (2005: £5,248,000) with a nominal value of £175,000 (2005: £176,000) as a result of the exercise of share options.

On 25 July 2005, the Company issued 120,300,000 ordinary shares as part of a two-for-five rights issue, with a nominal value of £12,030,000 and a fair value of £311,700,000 to shareholders to partially fund the acquisition of IIR Holdings Limited.

11 Reserves

	Share Premium £'000	ESOP Trust Shares £'000	Hedging and Translation Reserve £'000	Reserve for Own Shares £'000
At 1 January 2006	492,484	(3,334)	15,268	1,124
Recognised in income and expense in the year	-	-	143	-
Options exercised	-	2	-	(2)
Premium arising on options exercised during year	4,484	-	-	-
Share award expense	-	-	-	1,681
At 31 December 2006	496,968	(3,332)	15,411	2,803

As at 31 December 2006 the Informa Employee Share Trust held 618,718 (2005: 632,775) ordinary shares in the Company at a cost of £3,639,000 (2005: £3,641,000) and a market value of £3,694,000 (2005: £2,744,000). Informa Quest Ltd held 106,495 (2005: 2,842) ordinary shares at a book cost of £106,000 (2005: £nil) and a market value of £636,000 (2005: £12,000). These shares have not yet been allocated to individuals and accordingly, dividends on these shares have been waived.

As at 31 December 2006 the Group held 0.2% (2005: 0.2%) of its own called up share capital.

12 Profit and Loss Account

	2006 £'000	2005 £'000
At 1 January	**315,247**	268,555
(Loss)/profit after taxation	**(27,780)**	73,963
Dividends to shareholders	**(39,160)**	(27,271)
At 31 December	**248,307**	315,247

Included in the Profit and Loss Account of the Company at 31 December 2006 are non distributable reserves of £203,344,000 (2005: £203,344,000).

As permitted by Section 230 of the Companies Act 1985, the Profit and Loss Account of the parent company is not presented as part of these accounts. The parent company's loss, before the payment of dividends for the financial year, amounted to £27,780,000 (2005: profit £73,963,000).

For the year ended 31 December 2006, dividends paid to shareholders comprise the final 2005 dividend of £25,275,000 (6.00p per share) and the interim 2006 dividend of £13,885,000 (3.30p per share). For the year ended 31 December 2005, dividends paid to shareholders comprise the final 2004 dividend of £15,926,000 (5.33p per share, ex-rights issue 4.76p per share) and the interim 2005 dividend of £11,345,000 (2.70p per share, ex-rights issue 2.41p per share). The proposed final dividend for the year ended 31 December 2006 is £37,612,000 (8.90p per share).

Amounts payable to Deloitte & Touche LLP by the Company in 2006 in relation to audit services amounted to £27,000 (2005: £27,000). Amounts payable to Deloitte & Touche LLP by the Company in 2006 in relation to non-audit services amounted to £nil (2005: £nil).

13 Share-based Payments

Details of share-based payments are made in the Group financial statements (Note 40).

14 Operating Lease Arrangements

	2006 £'000	2005 £'000
Minimum lease payments under operating leases recognised in income for the year	**445**	563

At the Balance Sheet date, the Group had annual commitments under non-cancellable operating leases, for land and buildings, as follows:

	2006 £'000	2005 £'000
Operating leases which expire between two and five years	**435**	432

Operating lease payments represent rentals payable by the Company for certain of its properties. Leases are negotiated for an average term of four years.

15 Commitments

	2006 £'000	2005 £'000
Commitments for the acquisition of property, plant and equipment	-	200

16 Staff Costs

The average monthly number of persons employed by the Company (including Directors) during the year was 75 (2005: 54).

Their aggregate remuneration comprised:

	2006 £'000	2005 £'000
Wages and salaries	**11,560**	5,378
Social security costs	**1,108**	641
Pension costs	**645**	818
Redundancy costs	**825**	1,200
	14,138	8,037

The remuneration of Directors is set out below. Further information about the remuneration of individual Directors is provided in the audited part of the Directors' Remuneration Report on pages 53 to 60 of the Group financial statements.

	2006 £'000	2005 £'000
Short-term employee benefits	**3,080**	2,153
Post-employment benefits	**321**	659
Long-term employee benefits	**69**	-
Termination benefits	-	1,200
Share-based payments	-	524
	3,470	4,536

17 Financial Instruments

The Company's activities expose it mainly to the financial risks of changes in foreign currency exchange rates and changes in interest rates. The Company's policy is to hedge these exposures as explained further below using primarily interest rate swaps, cross currency swaps and spot and forward foreign exchange contracts.

Treasury policy

The Board sets the Company's treasury policy to ensure that it has adequate financial resources to develop the Company's businesses and to manage the currency and interest risks to which the Company is exposed. The Company mainly uses foreign exchange forward and spot contracts and interest rate swap contracts to hedge these exposures. All external hedging is performed by the Treasury function. The Company does not use derivative financial instruments for speculative purposes. Where a derivative (in whole or in part) cannot be designated in an effective hedge relationship any gain or loss arising on the undesignated portion of the derivative is immediately recognised in the Profit and Loss Account. Those derivative financial instruments (or portions thereof) that are not designated in a hedge relationship are classified as held for trading. The Treasury function acts as a service centre operating under the clearly defined regulation of the Board. The Company monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

Funding and cash management

The Company primarily borrows at short-term variable rates under its multi-currency loan facilities. These borrowings are guaranteed by material subsidiary companies. In connection with the acquisition of IIR, in May 2005 the Company arranged for a new five year loan agreement, becoming effective upon the acquisition of IIR in July 2005 and comprised of three facilities:

- A - Term loans of GBP 250m and USD 500m;
- B - Multi-currency revolving facilities of GBP 400m; and
- C - Equity bridge facility of GBP 300m.

The previously existing loan facility was cancelled at the same time. Facility C was repaid and cancelled in July 2005 following the Rights Issue. In 2001, the Company raised USD 50m on the US private placement market. The 7.35% Guaranteed Senior Unsecured Notes in respect of the Private Placement are due in seven equal annual instalments from August 2005 to August 2011.

Operationally, cash pooling arrangements have been organised in primarily GBP, EUR and USD to minimise interest payable on net overdrafts and/or maximise interest receivable on net surplus balances.

Cash flows

Historically and for the foreseeable future the Company has been and is expected to continue to be in a net borrowing position. The Company's policy is to fulfil its borrowing requirements by borrowing in the currencies in which it operates, principally GBP, USD and EUR; thereby providing a natural hedge against projected future surplus USD and EUR cash inflows as well as spreading the Company's interest rate profile across a number of currencies. In addition, GBP denominated borrowings serve to reduce the exposure of the debt to EBITDA banking covenant to movements in exchange rates in respect of currency denominated debt. Therefore the Company seeks to maintain GBP denominated borrowings in the range of 25% - 50% of total borrowings, including where necessary, the selling of USD and EUR for GBP on a regular basis.

In addition, if a significant foreign currency denominated future transaction or cash flow is projected, then the Company may utilise forward foreign exchange contracts to help hedge the associated risk.

Foreign currency risk

Allied to the Company's above policy on the hedging of surplus foreign currency cash inflows, the Company will usually seek to finance its cost of investment in its principal overseas subsidiaries by borrowing in those subsidiaries' functional currencies, primarily EUR and USD. This policy has the effect of protecting the Company's Consolidated Balance Sheet from movements in those currencies to the extent that the associated net assets exceed the net foreign currency borrowings.

Interest rate risk

The Company seeks to minimise its exposure to fluctuations in interest rates by using interest rate swaps as cash flow hedges to hedge up to 90% of forecast interest payments over a period of up to five years, based on forecast net debt levels by currency during that period. This policy provides a level of certainty of future interest costs by swapping floating costs to fixed interest payments which in turn assists the predictability of achieving interest-based loan covenants.

Contracts with nominal value of £466,253,000 have fixed interest payments at an average rate of 4.33% for periods up until 30 April 2010 and have floating interest receipts at LIBOR plus 0%.

17 Financial Instruments continued

17 (a) Maturity Profile of Company Financial Assets and Liabilities

Financial liabilities

	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2006 Total £'000	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2005 Total £'000
Current										
Overdrafts	**34**	**-**	**-**	**-**	**34**	30	-	-	-	30
Bank loans	**96,790**	**-**	**-**	**-**	**96,790**	53,715	-	-	-	53,715
Total current	**96,824**	**-**	**-**	**-**	**96,824**	53,745	-	-	-	53,745
Non-current										
Bank loans	**-**	**96,343**	**558,498**	**-**	**654,841**	-	50,318	636,990	5,192	692,500
Total non-current	**-**	**96,343**	**558,498**	**-**	**654,841**	-	50,318	636,990	5,192	692,500
Total	**96,824**	**96,343**	**558,498**	**-**	**751,665**	53,745	50,318	636,990	5,192	746,245

The Company had the following committed undrawn borrowing facilities at 31 December:

Expiry date	2006 £'000	2005 £'000
In one year or less	**-**	-
In more than one year but not more than two years	**-**	-
In more than two years	**129,053**	217,408
	129,053	217,408

Financial assets

	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2006 Total £'000	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2005 Total £'000
Current										
Cash and cash equivalents	**2**	**-**	**-**	**-**	**2**	-	-	-	-	-
Derivative financial instruments	**1,357**	**-**	**-**	**-**	**1,357**	2,425	-	-	-	2,425
Total current	**1,359**	**-**	**-**	**-**	**1,359**	2,425	-	-	-	2,425
Non-current										
Other financial assets (Note 4)	**-**	**-**	**-**	**1,131**	**1,131**	-	-	-	2,784	2,784
Derivative financial instruments	**-**	**1,488**	**4,851**	**-**	**6,339**	-	-	-	-	-
Total non-current	**-**	**1,488**	**4,851**	**1,131**	**7,470**	-	-	-	2,784	2,784
Total	**1,359**	**1,488**	**4,851**	**1,131**	**8,829**	2,425	-	-	2,784	5,209

17 Financial Instruments continued

17 (b) Interest Rate Profile

The following interest rate and currency profile of the Company's financial liabilities and assets is after taking into account any interest rate and cross currency swaps entered into by the Company.

Financial liabilities	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2006 Total £'000	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2005 Total £'000
GBP	**187,000**	**154,228**	-	**341,228**	187,000	123,847	-	310,847
USD	**252,409**	**76,331**	-	**328,740**	256,677	80,324	-	337,001
EUR	**26,844**	**46,277**	-	**73,121**	61,262	27,330	-	88,592
Other worldwide currencies	-	**8,576**	-	**8,576**	9,805	-	-	9,805
	466,253	**285,412**	-	**751,665**	514,744	231,501	-	746,245
Of which: Gross borrowings				**751,665**				746,245
				751,665				746,245

The Company draws down on its borrowing facilities at floating rates of interest. A portion of those are then swapped to fixed rates in line with the treasury policy. The first portion of these swaps end within twelve months (£136,819,000; 2005: £25,821,000), the second portion ends in a period greater than one year but less than two years (£100,451,000; 2005: £148,358,000) and the final portion ends between two and five years (£228,983,000; 2005: £340,565,000).

Interest on floating rate liabilities is based on the relevant national inter-bank rates.

Financial assets	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2006 Total £'000	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2005 Total £'000
GBP	**2,600**	**2**	**1,131**	**3,733**	(1,352)	-	2,784	1,432
USD	**5,043**	-	-	**5,043**	3,945	-	-	3,945
EUR	**53**	-	-	**53**	(81)	-	-	(81)
Other worldwide currencies	-	-	-	-	(87)	-	-	(87)
	7,696	**2**	**1,131**	**8,829**	2,425	-	2,784	5,209
Of which: Derivative financial instruments				**7,696**				2,425
Other financial assets				**1,133**				2,784
				8,829				5,209

Interest on floating rate bank deposits is based on the relevant national inter-bank rate and may be fixed in advance for up to one month. There were no fixed rate deposits as at 31 December 2006 or 2005.

17 Financial Instruments continued

17 (b) Interest Rate Profile continued

The interest rate profile of fixed rate financial liabilities and the weighted average maturity period (in years) of interest-free financial liabilities are analysed below:

	2006		2005	
	Weighted average effective interest rate	Weighted average for period for which the rate is fixed	Weighted average effective interest rate	Weighted average for period for which the rate is fixed
	%		%	
GBP	**4.8**	**2.5**	4.8	3.2
USD	**4.2**	**1.8**	4.2	2.6
EUR	**3.6**	**0.8**	3.0	2.0
YEN	**-**	**-**	1.9	0.3
Gross financial liabilities	**4.4**	**2.0**	3.9	2.6

17 (c) Fair Values of Financial Assets and Liabilities

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties and is calculated by reference to market rates discounted to current value. The fair value of these financial instruments was:

Primary financial instruments held or issued to finance the Company's operations

	2006		2005	
	Book value	Estimated fair value	Book value	Estimated fair value
	£'000	£'000	£'000	£'000
Bank loans and overdrafts (including current portion of long-term borrowings)	**(96,824)**	**(96,824)**	(53,745)	(53,745)
Long-term borrowings	**(654,841)**	**(655,494)**	(692,500)	(692,500)
Cash deposits	**2**	**2**	-	-
Other financial assets	**1,131**	**1,131**	2,784	2,784
Derivative financial instruments	**7,696**	**7,696**	2,425	2,425

The carrying value of primary financial instruments approximates to fair value due to the short maturity of the instruments or because they bear interest at rates approximate to the market. The fair value of the other financial assets is calculated based on the quoted market price, excluding any transaction costs.

Derivative financial instruments held to manage the interest rate profile

	2006		2005	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	£'000	£'000	£'000	£'000
Interest rate swaps (Note 17(b))	**7,696**	**7,696**	2,425	2,425

Fair values are determined by calculating the expected cash flows under the terms of each specific contract, discounted back to their present value. The expected cash flows are determined by modelling cash flows using appropriate financial market pricing models. Discounting is achieved through constructing discount curves derived from the market price of the most appropriate observable interest rate products such as deposits and interest rate futures and swaps. The carrying amount of the interest rate swaps comprise £2,600,000 (2005: £(1,352,000)) in GBP, £5,043,000 (2005: £3,945,000) in USD, £53,000 (2005: £(81,000)) in EUR and £nil (2005: £(87,000)) in other worldwide currencies.

Five-Year Summary

	IFRS			Pre-IFRS*	
	2006	2005	2004	2003	2002
	£'000	£'000	£'000	£'000	£'000
Results					
Revenue	**1,039,142**	729,280	449,845	267,997	283,442
Profit from operations	**128,296**	91,418	62,339	17,405	19,809
Profit before tax	**86,500**	61,045	42,995	7,763	12,084
Profit attributable to equity holders of Informa plc	**67,368**	8,825	69,836	859	4,767
Assets employed					
Non-current assets	**2,096,152**	2,105,358	1,156,229	340,286	187,507
Current assets	**286,366**	239,491	144,874	74,037	63,141
Non-current assets classified as held for resale	**2,247**	4,574	5,924	-	-
Current liabilities	**(527,334)**	(466,076)	(244,474)	(142,732)	(117,876)
Non-current liabilities	**(925,442)**	(957,359)	(430,675)	(194,071)	(106,171)
Net assets	**931,989**	925,988	631,878	77,520	26,601
Financed by					
Equity	**931,400**	925,878	631,825	77,441	26,267
Minority interests	**589**	110	53	79	334
	931,989	925,988	631,878	77,520	26,601
Key statistics					
Earnings per share	**15.98**	2.27	25.47	0.65	3.74
Diluted earnings per share	**15.91**	2.26	25.30	0.65	3.74

* The amounts disclosed for 2002 and 2003 are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRSs.

Notice regarding limitations on the liability of Directors under English Law

Under the UK Companies Act 2006, the liability of the Directors of Informa plc is limited in respect of statements in and omissions from the Directors' Report contained on pages 6 to 60. Under English law the Directors can be liable to the Company (but not to any third party) if the Directors' Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but can not otherwise be liable.

Pages 6 to 60 inclusive comprise the Directors' Report which has been drawn up and presented in accordance with and in reliance upon English law and the potential liability of the Directors in connection with that report shall be subject to the limitations and restrictions provided by English law.

Notice concerning forward-looking statements

This Annual Report and written information released, or oral statements made, in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group warns investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risk and Uncertainties' on pages 46 to 47 of this Annual Report.

Website

Informa's website www.informa.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report.

Design and Artwork by - **www.dh-design.co.uk**

This report is printed on Zanders Mega which is made from 50% recycled fibre, the balance is sourced from fully sustainable forests. Zanders Mega is totally chlorine free, and has been awarded a Nordic Swan environmental label.



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END